Snyder's-Lance

INCORPORATED


13000909

2012 ANNUAL REPORT

Making life more delicious.



Financial Highlights



Financial data except per share amounts and percentages in thousands	2012	2011	2010
Operations For The Year:			
Net revenue	$ 1,618,634	$ 1,635,036	$ 979,835
Income before interest and income taxes	109,140	70,405	12,083
Net Income attributable to Snyder's-Lance, Inc.	59,085	38,258	2,512
Net cash provided by operating activities	92,768	111,528	44,444
Depreciation and amortization	53,764	55,337	40,100
Capital expenditures	80,304	57,726	33,347
Return on equity	6.8%	4.6%	0.3%
Debt to equity	61.3%	30.8%	34.1%
Per Share of Common Stock:			
Net income (per diluted shares outstanding)	$ 0.85	$ 0.56	$ .07
Regular cash dividends (excluding special dividend)	0.64	0.64	0.64
Shares used in computing diluted earnings per share amounts (in millions)	69.2	68.5	34.3

2010 and 2011 results were impacted by costs related to the merger between Lance, Inc. and Snyder's of Hanover, Inc.

Cautionary Information about Forward Looking Statements

This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including general economic conditions; price or availability of raw materials; food industry competition; changes in top customer relationships; successful integration and realization of anticipated benefits of acquisitions; loss of key personnel; execution of strategic initiatives; safety of food products; adulterated or misbranded products; disruption of supply chain or information technology systems; improper use of social media; ability to anticipate changes in consumer preferences and trends; distribution through independent business owners; protection of trademarks and intellectual property; impairment in the carrying value of goodwill or other intangible assets; new regulations or legislation; interest and foreign currency exchange rate volatility; and concentration of capital stock ownership, are discussed in the Company's most recent Form 10-K and other filings with the Securities and Exchange Commission.



Fellow Stockholders: I am honored to have participated in the success of this great Company for the past decade and am incredibly proud of the accomplishments made by the thousands of dedicated and hardworking associates who continue to make our success possible. When I retire as CEO and step off the Board in May, Carl Lee our current President and Chief Operating Officer will become CEO. Carl has the experience and skill to lead your Company to new heights and has my full confidence as well as that of our Board of Directors. Carl has been a driving force in our success as Snyder's-Lance and has worked to earn the support and trust of our associates and business partners.

Before highlighting the Company's accomplishments in 2012, I would like to step back and briefly review the progress that has been made over the past decade.

- We have engineered solid momentum in our top and bottom-line performances and have seen revenue and earnings triple.
- Your company has provided an average annual return to stockholders of more than 13%, nearly double the average annual return of the S&P 500.
- Just as important for our stockholders, the hard work, operational improvements and strategic investments over the past decade have built an excellent foundation for a bright future.
- Our direct store distribution (DSD) system is now national in scope and highly effective in driving the branded growth that is critical to our success.
- We have developed a solid portfolio of leading brands and products, the heart of any consumer products company.
- We have assembled a highly capable manufacturing team with infrastructure that supports innovation and profitable growth.
- Sustainability and community involvement remain a priority and continue to enhance our standing as a good corporate citizen.
- A solid, actionable strategic plan is in place, driven by great people at all levels including an excellent Board of Directors, an experienced leadership team and 5,900 talented and dedicated associates.

I have tremendous confidence that this strong foundation positions your Company to continue winning in the marketplace and will extend the excellent returns our stockholders have enjoyed over the past decade.



Looking at the past year, our accomplishments and results were impressive, despite the distractions from the integration which we completed in 2012. The Company's earnings grew over 50% from 2011, driven by solid growth in our core brands and significant improvements in profit margins. Overall operating profit margins, excluding special items, grew from 5% last year to a run rate of 8% this year, driven by the completion of our merger integration and our cost reduction efforts.

We delivered solid growth in our core brands of Snyder's of Hanover®, Lance® and Cape Cod®. This growth was supported by the execution of a solid slate of product innovation, new distribution and marketing campaigns and ramped up investment in advertising.

Going forward, we will have an even stronger focus on innovation supported by a research team dedicated to developing new platforms for our current brands as well as innovative new products including "better for you" offerings. In 2012, we broke ground on our new R&D center and anticipate its completion in early 2013. This center will provide a significant boost to our innovation capabilities and will focus primarily on supporting accelerated growth and margin enhancement.

During the year, we also made a variety of changes that will deliver improved profit margins. Some of these changes had a negative impact on the top line in 2012 but will improve capacity and create a baseline for profitable growth in the future.

In October, we purchased Snack Factory® and the rapidly growing Pretzel Crisps® brand. Pretzel Crisps® are exceptionally thin, flat pretzel crackers that are all natural and have multiple uses in snacking. The Pretzel Crisps® brand is known for innovative flavor profiles and a commitment to the highest-quality, natural ingredients. Pretzel Crisps® has a growing base of loyal consumers who know the product is perfect for dips, spreads and other toppings. This acquisition supports our accelerated growth targets and we expect it to be accretive to our margins and free cash flow.

I am very proud of the accomplishments our team delivered in 2012 as well as over the past decade. This sustained record of success gives me great confidence in transitioning my role to Carl and the senior leadership team. I leave Snyder's-Lance in great hands, with excellent leadership, a strong Board of Directors, a national DSD system, a portfolio of leading brands and great-tasting products, dedicated associates committed to our success and solid financial strength. I'm very grateful and privileged to have served your Company for the past decade and am more confident than ever that the future is bright for Snyder's-Lance.

Sincerely,

David V. Singer
Chief Executive Officer



Lance Branded Snacks Celebrate 100 Years of Flavor in 2013.



For the past century, Lance has been providing consumers with great-tasting quality snack products. Lance brand sandwich crackers are baked fresh with real peanut butter or cheese and with no preservatives, trans-fat or high fructose corn syrup. This commitment to quality and flavor continues to make Lance brand sandwich crackers the nation's leading sandwich cracker brand.

Snyder's of Hanover is America's Number One Pretzel Brand.

Snyder's of Hanover has grown from very humble origins to become the nation's top-selling pretzel brand. Snyder's of Hanover markets a large selection of traditional pretzels as well as flavored pretzel pieces, peanut butter sandwich pretzels and chocolate-dipped pretzels. We remain committed to quality and innovation so that Snyder's of Hanover brand pretzels remain America's favorite.


2g fat
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
BRAIDED TWISTS
HONEY WHEAT
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
Sourdough
FAT FREE
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
THE POUNDER
16 OZ. VALUE!
All Natural · 0g Trans Fat
Mini
FAT FREE
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
Sourdough
NIBBLERS
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
York Peppermint Pretzel Sandwich
Dips
Dark Chocolate Covered
York
Peppermint Pretzels



More National Brands and Great Snacking Choices.





CAPE COD
Kettle Cooked
POTATO CHIPS
Original
CAPE COD
Kettle Cooked
POTATO CHIPS
40% REDUCED FAT
All Natural
Original
NEW!
CAPE COD
Kettle Cooked
Waffle Cut
POTATO CHIPS
Sea Salt
All Natural
New Look, Same Taste!
CAPE COD
Kettle Cooked
POTATO CHIPS
All Natural
Sweet Mesquite
Barbeque
NET WT. 8 OZ (227g)



Home of
Ridiculously
Good Chips™

For over 30 years Cape Cod Potato Chips have combined all-natural goodness with fresh flavors to bring consumers high-quality, hand-stirred kettle cooked chips. The legendary crunch and great taste of Cape Cod brand potato chips continue to make them a consumer favorite.

Rethink your pretzel!®



SNACK FACTORY
Pretzel Crisps
ORIGINAL
DELI STYLE
Rethink your pretzel!
NET WT 7.2 OZ (204g)
SNACK FACTORY
BOLD & SPICY
NET WT 7.2 OZ (204g)

Pretzel Crisps is a newcomer to the Snyder's-Lance family of branded snack products. Pretzel Crisps come in a variety of flavors that are great with your favorite yogurt, as a salad topper or for creating something new.



Regional Favorites that Hungry Consumers Love.



In addition to our four national brands, Snyder's-Lance markets a variety of snack products with a more regional focus. These products, with their loyal followings, join with our "core" brands to give Snyder's-Lance, Inc. great depth and variety in product selection and allow us to provide consumers with the snacking choices they demand.

PRIVATE LABEL. *Snyder's-Lance Private Brands offers consumers a wide variety of high-quality, value-oriented private label cookies and sugar wafers.*

Stockholder Return Performance

Included below is a line graph and table comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total stockholder return of the Russell 2000 Index and a composite of a group of the Company's peers for the five-year period commencing on the last trading day of the Company's fiscal year 2007 and ending on the Company's last trading day of fiscal 2012.

This graph and table assumes that $100 was invested on December 29, 2007 in the Company's common stock, in the Russell 2000 Index and in a portfolio of companies in the peer group. The value in each consecutive year includes share price appreciation and assumes that dividends paid were reinvested.



150.00
125.00
100.00
75.00
50.00
12/2007
12/2008
12/2009
12/2010
12/2011
12/2012
Snyder's-Lance
Russell 2000
Peer Group

	12/2007	12/2008	12/2009	12/2010	12/2011	12/2012
Snyder's-Lance	100.0	108.73	133.62	140.75	138.95	150.19
Russell 2000	100.0	62.69	84.41	105.69	101.30	115.47
Peer Group	100.0	83.95	101.24	112.59	130.61	136.06

The peer group consists of Campbell Soup Co., ConAgra Foods, Inc., Flowers Foods, Inc., General Mills, Inc., Golden Enterprises, Inc., J & J Snack Foods Corp., Kellogg Co., Kraft Foods, Inc., Ralcorp Holdings, Inc., The Hillshire Brands Company, The Hain Celestial Group, Inc. and The J.M. Smucker Company.

Tasty Baking Co., which was included in the peer group in the years 2006 through 2010, merged with Flowers Foods, Inc. in May 2011.



Officers and Directors



Directors

Michael A. Warehime, 72, Chairman of the Board of Directors of the Company since December, 2010; former Chairman of the Board of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor)

Wilbur J. Prezzano, 72, Lead Independent Director of the Company; former Chairman of the Board of Lance, Inc.; retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

Jeffrey A. Atkins, 64, Director of the Company; retired Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

Peter P. Brubaker, 66, Director of the Company; President of Hammer Creek Enterprises, LLC, (private investments and financial advisory firm)

C. Peter Carlucci, Jr., 69, Director of the Company; Member of Eckert Seamans Cherin & Mellott, LLC (law firm)

John E. Denton, 69, Director of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor); former Chief Executive Officer of New World Pasta, Inc. (pasta manufacturer)

James W. Johnston, 66, Director of the Company; President and Chief Executive Officer of Stonemarker Enterprises, Inc., (consulting and investment company)

Carl E. Lee, Jr., 53, Director of the Company; President and Chief Operating Officer of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc.

David V. Singer, 57, Director of the Company; Chief Executive Officer of the Company

Dan C. Swander, 69, Director of the Company; Operating Partner of Swander Pace Capital (equity investment firm)

Isaiah Tidwell, 68, Director of the Company; private investor; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

Patricia A. Warehime, 58, Director of the Company; member of Board of Directors of Capital Blue Cross (insurance company)

Executive Officers

David V. Singer, Chief Executive Officer

Carl E. Lee, Jr., President and Chief Operating Officer

Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer

Charles E. Good, President, S-L Distribution Company, Inc. and Senior Vice President of Snyder's-Lance, Inc.

Kevin A. Henry, Senior Vice President and Chief Human Resources Officer

Margaret E. Wicklund, Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary

Officers

James Butt, Senior Vice President, Research and Development/Quality

John Konradt, Senior Vice President and Chief Marketing Officer

Pat McInerney, Senior Vice President of Supply Chain

Dan Morgan, Senior Vice President, Eastern Sales Division

Claude O'Connor, Senior Vice President, Direct Sales Division

Nikhil Sawant, Senior Vice President and Chief Information Officer

Frank Schuster, Senior Vice President, Western Sales Division

A. Zachary Smith III, Chief General Counsel and Secretary

Corporate Information

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 9:00 a.m. local time on May 3, 2013, at the Ballantyne Hotel & Lodge, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina 28277, in the Fairway Ballroom. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Snyder's-Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

Dividend Reinvestment Service

This service is established for all Snyder's-Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

For Further Information:

Snyder's-Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone: (704) 554-1421
Fax: (704) 557-8205
www.snyderslance.com

This 2012 Annual Report, when delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders, contains in its back pocket Snyder's-Lance, Inc.'s Annual Report on Form 10-K for the year ended December 29, 2012, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on May 3, 2013 and related Proxy Statement.

Snyder's-Lance

INCORPORATED

Snyder's-Lance, Inc.

Suite 900,

13024 Ballantyne Corporate Place

Charlotte, NC 28277

Phone: 704.554.1421

Fax: 704.557.8205

www.snyderslance.com


America's Pretzel Bakery Since 1909
SNYDER'S
OF HANOVER


Lance
Goodness baked in


CAPE
COD
POTATO CHIPS

Pretzel Crisps


Kruncher's!


Tom's


O-KE-DOKE


Stella D'oro


Archway


Jays


eatsmart
naturals


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C017621

K&L GATES

Catherine F. Noyes
Telephone (704) 331-7451
Facsimile (704) 353-3151
catherine.noyes@klgates.com

March 26, 2013

VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Snyder's-Lance, Inc. Annual Report to Stockholders
(Commission File No. 0-00398)

Ladies and Gentlemen:

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 101(b)(1) of Regulation S-T, we enclose herewith seven copies of the Annual Report to Stockholders for the fiscal year ended December 29, 2012 for Snyder's-Lance, Inc. (the "Company"). The Annual Report to Stockholders is first being mailed to stockholders of the Company on March 26, 2013. The Annual Report to Stockholders is furnished to the Commission solely for its information and is not deemed to be "soliciting material" or to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

Please acknowledge receipt of the enclosures by stamping and returning the enclosed copy of this letter in the enclosed self-addressed, stamped envelope. Please call Catherine F. Noyes (collect) at (704) 331-7451 with any questions.

Very truly yours,



Catherine F. Noyes

Encls.
cc: Snyder's-Lance, Inc. (w/o enclosures)

CH-3161224 v1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2012

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 0-398

Snyder's-Lance
INCORPORATED

SNYDER'S-LANCE, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	**56-0292920**
(State of incorporation)	(I.R.S. Employer Identification Number)

13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277

(Address of principal executive offices) (zip code)

Post Office Box 32368, Charlotte, North Carolina 28232-2368

(Mailing address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$0.83-1/3 Par Value Common Stock	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes ☑ No ☐**

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes ☐ No ☑**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes ☑ No ☐**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes ☑ No ☐**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes ☐ No ☑**

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting or nonvoting common equity, held by non-affiliates as of June 30, 2012, the last business day of the Registrant's most recently completed second fiscal quarter, was $1,299,918,377.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 15, 2013, was 68,947,118 shares.

Documents Incorporated by Reference

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2013 are incorporated by reference into Part III of this Form 10-K.

SNYDER'S-LANCE, INC.

FORM 10-K
TABLE OF CONTENTS

Note: Items 10-14 are incorporated by reference to the Proxy Statement and Item X of Part I.

PART I

Cautionary Information About Forward-Looking Statements

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A -Risk Factors.

Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 1. Business

General

On December 6, 2010, Lance, Inc. ("Lance") and Snyder's of Hanover, Inc. ("Snyder's") completed a merger ("Merger") to form Snyder's-Lance, Inc., a North Carolina corporation. The Merger created a national snack food company with well-recognized brands, an expanded branded product portfolio, complementary manufacturing capabilities and a nationwide distribution network. Both companies have a successful history which dates back to the early 1900's. Snyder's-Lance, Inc. is headquartered in Charlotte, North Carolina. References to "Snyder's-Lance," the "Company," "we," "us" or "our" refer to Snyder's-Lance, Inc. and its subsidiaries, as the context requires.

Acquisition of Snack Factory

On October 11, 2012, we completed the acquisition of Snack Factory, LLC and certain affiliates ("Snack Factory") for $343.4 million. Snack Factory develops, markets and distributes snack food products under the Pretzel Crisps® brand name. The acquisition provides us with a fourth core brand that we believe has strong growth potential. As the world's first pretzel-shaped cracker, Snack Factory's market-leading Pretzel Crisps® branded products are exceptionally thin, flat crackers that are all natural and have multiple uses in snacking. The brand is known for its portfolio of innovative flavor profiles, its commitment to providing the highest-quality, natural ingredients and its broadening base of passionate consumers.

Products

We operate in one business segment: the manufacturing, distribution, marketing and sale of snack food products. These products include pretzels, sandwich crackers, kettle chips, pretzel crackers, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts and restaurant style crackers. Additionally, we purchase certain cakes, meat snacks and candy sold under our brands and partner brand products for resale in order to broaden our product offerings for our network of independent business owners ("IBO"). Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded products to retailers through our nationwide distribution network using IBOs, company-owned routes, third party distributors and our direct sales organization. Our branded products are principally sold under trade names owned by the Company. Partner brands consist of other third-party brands that we sell through IBOs and company-owned routes in our distribution network. We sell private brand products directly to retailers and distributors using certain store brands or our own control brands. In addition, we contract with other branded food manufacturers to produce their products and periodically sell certain semi-finished goods to other manufacturers.

For 2012, branded products represented approximately 59% of net revenue, while partner brand, private brand and other products represented approximately 17%, 18% and 6% of net revenue, respectively. For 2011, branded products represented approximately 58% of net revenue, while partner brand, private brand and other products represented approximately 17%, 19% and 6% of net revenue, respectively. Branded products represented approximately 58% of net revenue in 2010, while partner brand, private brand and other products represented approximately 2%, 31% and 9% of net revenue, respectively.


2012 Net Revenues by Product Category
6%
18%
17%
59%
Branded
Partner brands
Private brands
Other

Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including our core brands (Snyder's of Hanover®, Lance®, Cape Cod®, and Pretzel Crisps®), our allied brands (Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos®) and a variety of other marks and designs. We license trademarks, including for limited use on certain products that are classified as branded products. We also own registered trademarks including Brent & Sam's®, Vista® and Delicious® that are used in connection with our private brand products.

Strategic Initiatives

Our strategic initiative is to win as a provider of premium, differentiated snacks, driven by our national distribution network and our direct sales organization. We do this by focusing our efforts on four strategic imperatives:

- *Lead with Quality.* Lead with quality by continuously improving our products and service to our retailers and distributors.
- *Grow our Core.* Grow our core brands which include Snyder's of Hanover®, Lance®, Cape Cod® and Pretzel Crisps® by leveraging both our nation-wide distribution network and our direct sales organization and by improving brand awareness.
- *Reach More Consumers.* Reach more consumers by winning new retailers with a significant focus on innovation.
- *Maximize Shareholder Return.* Maximize shareholder return through revenue growth, margin enhancements and optimizing returns on invested capital.

Research and Development

We consider research and development of new products to be a significant part of our overall philosophy and we are committed to developing innovative, high-quality products that exceed consumer expectations. A team of professional product developers, including microbiologists, nutritionists, food scientists, chefs and chemists, work in collaboration with innovation marketing leaders to develop products to meet changing consumer needs. Our research and development staff incorporates product ideas from all areas of our business in order to formulate new products. In addition to developing new products, the research and development staff routinely reformulates and improves existing products based on advances in ingredients and technology, and conducts value engineering to maintain competitive price points. In fiscal 2013, the Company expects to conduct much of its branded portfolio research and development at its new 60,000 square foot Research and Development Center, in Hanover, Pennsylvania.

Distribution

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of approximately 3,000 distribution routes, most of which are serviced by IBOs and others that are company-owned. During 2011, we began the process of converting the vast majority of our company-owned routes to an IBO distribution structure in order to better position our distribution network to serve retailers. We completed this project in 2012 and most of our DSD network is now serviced by IBOs. We also ship products directly to distributors who operate in areas where we do not have DSD routes and other direct customers using third-party carriers or our own transportation fleet throughout North America. In 2012, approximately 66% of net revenue was generated through our DSD network while the other 34% was generated through our direct sales organization. We expect a larger percentage of sales through our direct sales network in 2013 as Pretzel Crisps® are sold through this channel.

Customers

Through our distribution network, we sell our branded and partner brand products to grocery/mass merchandisers, club stores, discount stores, convenience stores, food service establishments and various other retailers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products or provide semi-finished goods.

Substantially all of our revenues are from sales to customers in the United States. Revenues from our largest retailer, Wal-Mart Stores, Inc., were approximately 18% of net revenues in both 2012 and 2011, and 23% of net revenues in 2010. The decrease in the percentage of revenue attributable to Wal-Mart Stores, Inc. relative to 2010 was driven by the Merger. In addition, third-party distributors, which account for approximately 14% of sales, purchase and resell our products to retailers including Wal-Mart Stores, Inc. thereby increasing our sales attributable to Wal-Mart Stores, Inc. by an amount we are unable to estimate.

Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the commercial market and are currently contracted from three to twelve months in advance, depending on market conditions.

Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, some of whom have greater revenues and resources than we do. The principal methods of competition are price, service, product quality, product offerings and distribution. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

Environmental Matters

Our operations in the United States and Canada are subject to various federal, state (or provincial) and local laws and regulations with respect to environmental matters. However, the Company was not a party to any material proceedings arising under these laws or regulations for the periods covered by this Form 10-K. We believe the Company is in compliance with all material environmental regulations affecting our facilities and operations and that continued compliance will not have a material impact on our capital expenditures, earnings or competitive position.

Employees

At the beginning of February 2013, we had approximately 5,900 active employees in the United States and Canada. At the beginning of February 2012, we had approximately 6,800 active employees in the United States and Canada. The decrease in the number of employees was primarily due to the completion of the conversion to an IBO distribution structure. None of our employees are covered by a collective bargaining agreement.

Other Matters

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.snyderslance.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem insignificant, may also impair our business, financial condition or results of operations.

Our performance may be impacted by general economic conditions and an economic downturn.
Recessionary pressures from an overall decline in U.S. economic activity could adversely impact our business and financial results. Economic uncertainty may reduce consumer spending in our sales channels and create a shift in consumer preference toward private label products. While our product portfolio includes both branded and private label offerings which mitigates certain exposure, shifts in consumer spending could result in increased pressure from competitors or customers to reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our revenues and profitability.

Instability in the financial markets may impact our ability or increase the cost to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, IBOs, distributors, banks, insurance companies and other business partners to perform in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy and labor, could adversely impact our financial results.
Our financial results could be adversely impacted by changes in the cost or availability of raw materials and packaging. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continued long-term increases in the costs of raw materials and packaging, including but not limited to cost increases due to the tightening of supply, could adversely affect our financial results.

Our transportation and logistics system is dependent upon gasoline and diesel fuel, and our manufacturing operations depend on natural gas. While we may enter into forward purchase contracts to reduce the price risk associated with some of these costs, continued long-term changes in the cost or availability of these energy sources could adversely impact our financial results.

Our continued growth requires us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our financial results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

We operate in a highly competitive food industry.
Price competition and industry consolidation could adversely impact our financial results. The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, some of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation in the snack food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product authorizations at customer locations, lose market share and/or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on our business or financial results.

Sales price increases initiated by us may negatively impact our financial results. Future price increases, such as those to offset increased ingredient costs, may reduce our overall sales volume, which could reduce revenues and operating profit. Additionally, if market prices for certain ingredients decline significantly below our contracted prices, customer pressure to reduce prices could lower revenues and operating profit.

Changes in our top customer relationships could impact our revenues and profitability.
We are exposed to risks resulting from several large retailers that account for a significant portion of our revenue. Our top ten retailers accounted for approximately 57% of our net revenue during 2012, with our largest retailer representing approximately 18% of our 2012 net revenue. The loss of one or more of our large retailers could adversely affect our financial results. These customers typically make purchase decisions based on a combination of price, product quality, product offerings, consumer demand, distribution capabilities and customer service and generally do not enter into long-term contracts. In addition, these significant retailers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our financial results may be adversely impacted.

Our failure to successfully integrate acquisitions into our existing operations could adversely affect our financial results.
There are risks associated with our ability to integrate acquired businesses in an efficient and effective manner and on our ability to identify opportunities to meet our strategic objectives. Any inability of management to successfully integrate the operations could have an adverse effect on the business and financial results. Additional potential risks associated with acquisitions include additional debt leverage, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, failure to achieve expected revenue growth and anticipated synergies which could result in the impairment of goodwill or other acquisition-related intangible assets.

The loss of key personnel could have an adverse effect on our financial results and growth prospects.
There are risks associated with our ability to retain key employees. If certain key employees terminate their employment, it could negatively impact sales, marketing or development activities. Further, management's attention might be diverted from operations to recruiting suitable replacements and our financial condition, results of operations and growth prospects could be adversely affected. In addition, we may not be able to locate suitable replacements for key employees or offer employment to potential replacements on acceptable terms.

Efforts to execute and accomplish our strategic initiatives could adversely affect our financial results.
We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events, ability to manage change or unfavorable market conditions, our financial performance could be adversely affected. If we pursue strategic acquisitions, divestitures, or joint ventures, we may incur significant costs and may not be able to consummate the transactions or obtain financing. Further, the success of our acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms, obtain loans at satisfactory rates to fund acquisitions and successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies involves risks. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

Future acquisitions also could result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial results. In the event we enter into strategic transactions or relationships, our financial results may differ from expectations. We may not be able to achieve expected returns and other benefits as a result of potential acquisitions or divestitures.

Concerns with the safety and quality of certain food products or ingredients could cause consumers to avoid our products.
We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain products or ingredients. Negative publicity about these concerns, whether or not valid, may discourage consumers from buying our products or cause disruptions in production or distribution of our products and negatively impact our business and financial results.

If our products become adulterated, misbranded or mislabeled, we might need to recall those items and we may experience product liability claims if consumers are injured or become sick.
Product recalls or safety concerns could adversely impact our market share and financial results. We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have an adverse effect on our operating and financial results. We may also lose customer confidence for our entire brand portfolio.

Disruption of our supply chain or information technology systems could have an adverse impact on our business and financial results.
Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to our manufacturing or distribution capabilities or the supply and delivery of key inputs, such as raw materials, finished goods, packaging, labor and energy, could impair our ability to conduct our business. Examples include, but are not limited to, weather, natural disasters, fires, terrorism, pandemics and strikes. Certain warehouses and manufacturing facilities are located in areas prone to tornadoes, hurricanes and floods. Any business disruption due to natural disasters or catastrophic events in these areas could adversely impact our business and financial results if not adequately mitigated. We also rely on a certain supplier for the manufacturing of one of our core branded products. Although we have secured back-up suppliers in the case of emergency, any damage or disruption to this supplier's manufacturing or distribution capabilities could impair our ability to sell this product.

Also, we increasingly rely on information technology systems to conduct our business. These systems can enhance efficiency and business processes but also present risks of unauthorized access to our networks or data centers. If unauthorized parties gain access to our systems, they could obtain and exploit confidential business, customer, or employee information and harm our competitive position. Further, these information systems may experience damage, failures, interruptions, errors, inefficiencies, attacks or suffer from fires or natural disasters, any of which could have an adverse effect on our business and financial results if not adequately mitigated by our security measures and disaster recovery plans.

Furthermore, given our multiple information technology systems as a result of the Merger, we may encounter difficulties assimilating or integrating data. In addition, we are currently in the process of integrating data which could provide additional security or business disruption risks which could have an adverse impact on our business and financial results.

Improper use or misuse of social media may have an adverse effect on our business and financial results.
Consumers are moving away from traditional means of electronic mail towards new forms of electronic communication, including social media. We support new ways of sharing data and communicating with customers using methods such as social networking. However, misuse of social networking by individuals, customers, competitors, or employees may result in unfavorable media attention which could negatively affect our business. Further, our competitors are increasingly using social media networks to market and advertise products. If we are unable to compete in this environment it could adversely affect our financial results.

Demand for our products may be adversely affected by changes in consumer preferences and tastes or if we are unable to innovate or market our products effectively.
We are a consumer products company operating in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and consumers. Any significant changes in consumer preferences or any inability on our part to anticipate or react to such changes could result in reduced demand for our products and erosion of our competitive and financial position. Our success depends on the ability to respond to consumer trends, including concerns of consumers regarding health and wellness, obesity, product attributes and ingredients. In addition, changes in product category consumption or consumer demographics could result in reduced demand for our products. Consumer preferences may shift due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns, or negative publicity resulting from regulatory action or litigation against companies in the snack food industry. Any of these changes may reduce consumers' willingness to purchase our products and negatively impact our financial results.

Our continued success also is dependent on product innovation, including maintaining a robust pipeline of new products, and the effectiveness of advertising campaigns, marketing programs and product packaging. Although we devote significant resources to meet this goal, there can be no assurance as to the continued ability to develop and launch successful new products or variants of existing products, or to effectively execute advertising campaigns and marketing programs. In addition, both the launch and ongoing success of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Further, failure to successfully launch new products could decrease demand for existing products by negatively affecting consumer perception of existing brands, as well as result in inventory write-offs, trademark impairments and other costs, all of which could negatively impact our financial results.

Our distribution network relies on a significant number of IBOs, and such reliance could affect our ability to efficiently and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.
Our DSD network relies on approximately 2,800 IBOs for the sale and distribution of manufactured products and the products of other manufacturers for whom we provide distribution.

IBOs often must make a commitment of capital or obtain financing to purchase their trucks, equipment and routes to conduct their business. Some financing arrangements made available to IBOs require us to repurchase an IBO's truck, equipment and/or route if the IBO defaults on their loan. As a result, any downturn in an IBO's business that affects their ability to pay the lender financing for their truck or route could harm our financial condition. The failure of any of our IBOs to make timely payments could require write-offs of accounts receivable or increased provisions made against accounts receivable, either of which could adversely affect our financial results.

Our ability to maintain a network of IBOs and distributors depends on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for the brands and products which are available in a particular distribution area; (ii) the ability to price products at levels competitive with those offered by other competing producers; and (iii) the ability to deliver products in the quantity and at the time ordered by IBOs and retailers. There can be no assurance that we will be able to mitigate the risks related to all or any of these factors in any of the current or prospective geographic areas of distribution. To the extent that any of these factors have an adverse effect on the relationships with IBOs in a particular geographic area and, thus, limit our ability to maintain and expand the sales market, revenues and financial results may be adversely impacted.

Identifying new IBOs or distributors can be time-consuming and any resulting delay may be disruptive and costly to the business. There also is no assurance that we will be able to maintain current distribution relationships or establish and maintain successful relationships with IBOs in new geographic distribution areas. There is the possibility that we will have to incur significant expenses to attract and maintain IBOs in one or more geographic distribution areas in order to profitably expand geographic markets. The occurrence of any of these factors could result in a significant decrease in sales volume of our branded products and the products which we distribute for others and harm our business and financial results. Our contracts with certain IBOs are the subject of litigation, which could negatively impact our financial results.

Continued success depends on the protection of our trademarks and other proprietary intellectual property rights.
We maintain numerous trademarks and other intellectual property rights, which are important to our success and competitive position, and the loss of or our inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademarks and other proprietary intellectual property rights on a worldwide basis. Efforts to establish and protect trademarks and other proprietary intellectual property rights may not be adequate to prevent imitation of products by others or to prevent others from seeking to block sales of our products. In addition, the laws and enforcement mechanisms of some foreign countries may not allow for the protection of proprietary rights to the same extent as in the United States and other countries.

Impairment in the carrying value of goodwill or other intangible assets could have an adverse impact on our financial results.
The net carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities, and the net carrying value of other intangibles represents the fair value of trademarks, customer relationships and other acquired intangibles. Pursuant to generally accepted accounting principles in the United States, we are required to perform impairment tests on our goodwill and indefinite-lived intangible assets annually or at any time when events occur which could impact the value of our reporting units or our indefinite-lived intangibles. These values depend on a variety of factors, including the success of our business, market conditions, earnings growth and expected cash flows. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, changes in discount rates based on changes in cost of capital or lower than expected sales and profit growth rates. Significant and unanticipated changes could require a non-cash charge for impairment in a future period which may significantly affect our financial results in the period of such charge.

New regulations or legislation could adversely affect our business and financial results.
Food production and marketing are highly regulated by a variety of federal, state and other governmental agencies. New or increased government regulation of the food industry, including but not limited to areas related to food safety, chemical composition, production processes, traceability, product quality, packaging, labeling, school lunch guidelines, promotions, marketing and advertising (particularly such communications that are directed toward children), product recalls, records, storage and distribution could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution. These regulations may address food industry or society factors, such as obesity, nutritional and environmental concerns and diet trends.

We are exposed to interest and foreign currency exchange rate volatility, which could negatively impact our financial results.
We are exposed to interest rate volatility since the interest rates associated with portions of our debt are variable. While we mitigate a portion of this volatility by entering into interest rate swap agreements, those agreements could lock our interest rates above the market rates.

We also are exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. We mitigate a portion of the volatility impact on our results of operations by entering into foreign currency derivative contracts. Because our consolidated financial statements are presented in U.S. dollars, we must translate the Canadian subsidiary's financial statements at the then-applicable exchange rates. Consequently, changes in the value of the U.S. dollar may impact our financial results, even if the value has not changed in the original currency.

A significant portion of our outstanding shares of common stock is controlled by a few individuals, and their interests may conflict with those of other stockholders.
As of December 29, 2012, Michael A. Warehime and his wife, Patricia A. Warehime, beneficially owned in the aggregate approximately 16% of the outstanding common stock of the Company. Mr. and Mrs. Warehime serve as directors of the Company, with Mr. Warehime serving as the Chairman of the Board. As a result, the Warehimes may be able to exercise significant influence over the Company and certain matters requiring approval of its stockholders, including the approval of significant corporate transactions, such as a merger or other sale of the Company or its assets. This could limit the ability of other stockholders of the Company to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control of the Company. In addition, the Warehimes may have actual or potential interests that diverge from the interests of the other stockholders of the Company.

As a condition to the execution of the Merger agreement, the Warehimes entered into a standstill agreement. The standstill agreement generally provides that, until December 6, 2013, the third anniversary of the Merger, the Warehimes will not (i) acquire any additional shares of the Company's common stock, except upon the exercise of stock options, directly from a family member, pursuant to certain permitted acquisitions from grantor retained annuity trusts ("GRATs"), or upon dividend reinvestments; (ii) sell or transfer any of their shares of the Company's stock, except to the same extent and in the same manner as an "affiliate" (as defined in Rule 144 of the Securities Act) of the Company would be permitted to transfer such shares pursuant to Rule 144, to a family member for estate planning purposes, or pursuant to certain permitted transfers to GRATs or bona fide pledges as collateral for loans; or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the Company through 2012, including plans for the reduction of the total number of directors over time and the re-election of the Snyder's-

Lance directors eligible for re-election in 2012. The standstill agreement further provides that at no time may the Warehimes' aggregate beneficial ownership exceed 30% of the issued and outstanding shares of the Company's common stock. Upon the expiration of the standstill agreement, all of the Warehimes' shares will be available for sale in the public market, subject (to the extent the Warehimes remain affiliates of the Company) to volume, manner of sale and other limitations under Rule 144, and there will be no restrictions on the Warehimes' ability to acquire additional shares of the Company's stock or influence the governance structure of the Company. As such, upon expiration of the standstill agreement, the Warehimes may have the ability to obtain or exercise increased control of the Company. Sales by the Warehimes of their shares into the public market after the standstill agreement expires, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Charlotte, North Carolina. We have an additional administrative office in Hanover, Pennsylvania. Our manufacturing operations are located in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Perry, Florida; Ashland, Ohio; Cambridge, Ontario; and Guelph, Ontario. During the fourth quarter of 2012, we made the decision to close our Cambridge, Ontario manufacturing facility in order to consolidate the operations of our two Canadian manufacturing locations in May 2013.

We also own or lease stockrooms, warehouses, sales offices and administrative offices throughout the United States to support our operations and distribution network. A map of our distribution warehouse locations is included below. For areas where we do not have a distribution network, our products are distributed using third party distributors.


DSD Network Footprint vs. U.S. Population Density
New York
Metropolitan Area
Average Population
Per square mile
300.0 or more
160.0 to 299.9
86.9 to 159.9
40.0 to 86.8
10.0 to 39.9
Less than 10.0
Location of SL Warehouse

The facilities and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity or the ability to increase capacity to meet anticipated demand in 2013.

Item 3. Legal Proceedings

On January 19, 2012, a purported class action was filed in the United States District Court for the District of New Jersey by Joseph A. McPeak individually and allegedly on behalf of other similarly situated individuals against S-L Distribution Company, Inc., a subsidiary of the Company. The complaint alleges a single cause of action for damages for violations of New Jersey's Franchise Practices Protection Act. The Company's motion to dismiss the Plaintiff's complaint was granted on December 20, 2012, but the

Court permitted the Plaintiff to file a motion to amend his complaint. The Plaintiff filed a motion to amend on January 5, 2013, and the Company filed an objection. The Court denied the Plaintiff's motion to amend as the Plaintiff had appealed. The Company intends to vigorously defend this action.

We are also currently subject to various lawsuits and environmental matters arising in the normal course of business. In our opinion, such matters should not have a material effect upon our consolidated financial statements taken as a whole.

Item 4. Mine Safety Disclosures

Not applicable.

Item X. Executive Officers of the Registrant

Information about each of our "executive officers," as defined in Rule 3b-7 of the Securities Exchange Act of 1934, is as follows:

Name	Age	Information About Officers
David V. Singer	57	Chief Executive Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Lance, Inc. from 2005 to December 2010; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Carl E. Lee, Jr.	53	President and Chief Operating Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Snyder's of Hanover, Inc. from 2005 to December 2010. From 2001 to 2005, Mr. Lee worked for First Data Corporation as President and Chief Executive Officer of Wells Fargo Merchant Services.
Rick D. Puckett	59	Executive Vice President, Chief Financial Officer and Treasurer of Snyder's-Lance, Inc. since December 2010; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Lance, Inc. from 2006 to December 2010; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.
Kevin A. Henry	45	Senior Vice President and Chief Human Resources Officer of Snyder's-Lance, Inc. since December 2010; Senior Vice President and Chief Human Resources Officer of Lance, Inc. from January 2010 to December 2010; Chief Human Resources Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from September 2007 to 2009; and Senior Vice President of Human Resources at Coca-Cola Bottling Co. Consolidated from February 2001 to 2009.
Margaret E. Wicklund	52	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Snyder's-Lance, Inc. since December 2010; Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 2007 to December 2010; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006.
Charles E. Good	64	President, S-L Distribution Company, Inc. and Senior Vice President of Snyder's-Lance, Inc. since December 2010; Chief Financial Officer, Secretary and Treasurer of Snyder's of Hanover, Inc. from 2006 to December 2010.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our $0.83-1/3 par value Common Stock is traded on the NASDAQ Global Select Market under the symbol LNCE. We had 3,780 stockholders of record as of February 15, 2013.

The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal 2012 and 2011:

2012 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended March 31, 2012)	$ 26.18	$ 21.84	$ 0.16
Second quarter (13 weeks ended June 30, 2012)	26.88	24.43	0.16
Third quarter (13 weeks ended September 29, 2012)	25.72	22.45	0.16
Fourth quarter (13 weeks ended December 29, 2012)	26.03	23.01	0.16

2011 Interim Periods	High Price	Low Price	Dividend Paid
First quarter (13 weeks ended April 2, 2011)	$ 24.26	$ 17.06	$ 0.16
Second quarter (13 weeks ended July 2, 2011)	22.74	18.45	0.16
Third quarter (13 weeks ended October 1, 2011)	22.50	18.92	0.16
Fourth quarter (13 weeks ended December 31, 2011)	22.94	18.78	0.16

On February 8, 2013, our Board of Directors declared a quarterly cash dividend of $0.16 per share payable on March 6, 2013 to stockholders of record on February 27, 2013. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our revolving credit agreement restricts our payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. As of December 29, 2012, our consolidated stockholders' equity was $872.2 million and we were in compliance with these covenants. The private placement agreement for $100 million of senior notes assumed as part of the Merger and the $325 million term loan acquired to fund the acquisition of Snack Factory have provisions no more restrictive than the revolving credit agreement.

In November 2011, the Board of Directors authorized the repurchase of up to 200,000 shares of common stock from employees, which expires in February 2014. The purpose of the repurchase program is to permit the Company to acquire shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During 2012, we repurchased 14,866 shares of common stock. We did not repurchase any shares of common stock during 2011. The remaining number of shares authorized for repurchase is 185,134.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data for the five-year period ended December 29, 2012. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation.

	2012	2011	2010	2009	2008
Results of Operations (in thousands):					
Net revenue [1] [2] [3] [4] [5]	$ 1,618,634	$ 1,635,036	$ 979,835	$ 918,163	$ 852,468
Income before income taxes [6] [7] [8] [9]	99,653	59,845	8,162	53,331	28,788
Net income	59,510	38,741	2,531	35,028	18,828
Net income attributable to noncontrolling interests, net of income tax	425	483	19	—	—
Net income attributable to Snyder's-Lance, Inc.	$ 59,085	$ 38,258	2,512	$ 35,028	$ 18,828
Average Number of Common Shares Outstanding (in thousands):					
Basic	68,382	67,400	34,128	31,565	31,202
Diluted	69,215	68,478	34,348	32,384	31,803
Per Share of Common Stock:					
Basic earnings per share	$ 0.86	$ 0.57	$ 0.07	$ 1.11	$ 0.60
Diluted earnings per share	$ 0.85	$ 0.56	$ 0.07	$ 1.08	$ 0.59
Cash dividends declared [10]	$ 0.64	$ 0.64	$ 4.39	$ 0.64	$ 0.64
Financial Status at Year-end (in thousands):					
Total assets [11][12]	$ 1,746,732	$ 1,466,790	$ 1,462,356	$ 540,114	$ 470,735
Long-term debt, net of current portion	$ 514,587	$ 253,939	$ 227,462	$ 113,000	$ 91,000
Total debt [11][12]	$ 535,049	$ 258,195	$ 285,229	$ 113,000	$ 98,000

Footnotes:

(1) 2012 net revenue included approximately $30 million as a result of acquisitions, including the acquisition of Snack Factory in October 2012. The completion of the conversion to an IBO distribution structure also reduced net revenue by approximately $53 million compared to 2011.

(2) 2011 net revenue is not comparable to prior years as a result of the Merger and the conversion to an IBO distribution structure. Additionally, 2011 net revenue included approximately $8 million from the Greer acquisition in August 2011.

(3) 2010 net revenue included approximately $49 million as a result of the Merger with Snyder's in December 2010 and approximately $18 million from the acquisition of Stella D'oro in October 2009. In addition, 2010 was a 53-week year. There was approximately $11 million of incremental net revenue related to the additional week.

(4) 2009 net revenue included approximately $27 million from both Archway (acquired in December 2008) and Stella D'oro.

(5) 2008 net revenue included approximately $15 million from Brent & Sam's (acquired in March 2008).

(6) 2012 pre-tax income was significantly impacted by approximately $6 million in severance costs and professional fees, approximately $12 million in impairment charges and approximately $22 million in gains on the sale of route businesses.

(7) 2011 pre-tax income was significantly impacted by approximately $20 million in severance costs and professional fees related to Merger and integration activities, approximately $10 million in asset impairment charges related to the conversion to an IBO distribution structure, approximately $3 million in charges related to closing the Corsicana manufacturing facility, approximately $10 million in expense reductions related to a change in the vacation plan and approximately $9 million in gains on the sale of route businesses.

(8) 2010 pre-tax income was significantly impacted by change-in-control and other Merger-related expenses incurred in connection with the Merger, totaling approximately $38 million as well as incremental costs of approximately $3 million for an unsuccessful bid for a targeted acquisition, $3 million for severance costs relating to a workforce reduction, $2 million for a claims buy-out agreement with an insurance company and a pre-tax loss for the additional fifty-third week of approximately $2 million.

(9) 2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by our selling price increases during the year.

(10) 2010 includes a special dividend of $3.75 in connection with the Merger.

(11) 2010 total assets and total debt increased substantially from 2009 primarily because of the Merger.

(12) 2012 total assets and total debt increased from 2011 primarily because of the acquisition of Snack Factory.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of our financial condition, results of operations, and liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes to the financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under Part I, Item 1A—Risk Factors and other sections in this report.

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Executive Summary

During 2012, we began to implement our strategic plan, which provides for growth of our existing core brands through expanded distribution, innovation and advertising. In addition, we were able to increase our core product offerings through the strategic acquisition of Snack Factory, LLC and certain affiliates ("Snack Factory"). For allied branded products, our primary focus was on improving profit margins through pricing strategies and enhanced packaging and product configuration.

Our most significant accomplishments during 2012 included the following:

- **Completion of the IBO Conversion** - We completed our conversion of approximately 1,300 direct-store-delivery ("DSD") routes to an independent business owner ("IBO") distribution structure at the end of the second quarter. As a result, we realized significant reductions in selling, general and administrative expenses and substantially increased the Company's profitability over 2011.

- **Acquisition of Snack Factory** - On October 11, 2012, we completed the acquisition of Snack Factory for $343.4 million. Snack Factory develops, markets and distributes snack food products under the Pretzel Crisps® brand name. The acquisition provides us with an additional core brand that we believe has strong growth potential. The results of Snack Factory's operations since the acquisition date are included in the Company's consolidated financial statements as of and for the year ended December 29, 2012, which included approximately $27.3 million of net revenue and an additional $0.02 in diluted earnings per share after reduction for additional amortization and interest expense associated with the transaction.

- **Optimization of Manufacturing Capacity** - During 2012, many efficiency improvements were made to our operations in order to deliver future success. The closure of the Corsicana, TX manufacturing facility and the Greenville, TX distribution facility helped to consolidate operations to increase efficiency in the future without sacrificing necessary capacity. In addition, the announced closure of the Cambridge, Ontario manufacturing facility will provide significant benefits for our Canadian operations, again without sacrificing capacity needs. In addition, we improved our operational efficiency by consolidating production of certain products and by investing in capital projects targeted at improved packaging and manufacturing automation.

An overview of changes by income statement line item for 2012 when compared to 2011 is as follows:

- **Net revenue** - As anticipated, total branded revenue decreased compared to 2011 primarily because of lower revenue per unit sold as the majority of our distribution network shifted from a company-owned to an IBO distribution structure. However, we were able to largely offset this decline in branded revenue through increased product distribution and new product introductions. Private brand revenues declined when compared to 2011, primarily because of the planned loss of certain retailers who did not accept price increases and a decline in sales volume with certain large retailers.

- **Gross margin** - Throughout the year, the IBO conversion has been driving lower revenue per unit sold, and accordingly lower gross margin as a percentage of net revenue compared to 2011.

- **Selling, general and administrative expenses** - Significant reductions in selling, general and administrative expenses were realized during 2012 primarily as a result of the IBO conversion and other Merger-related synergies. These reductions more than offset the declines in gross margin resulting from the IBO conversion.

- **Gain on the sale of route businesses** - We recorded net gains of $22.3 million from the sale of route businesses to IBOs in 2012. Although the IBO conversion is complete, we will continue to have route purchase and sale transactions as we expand our distribution network.

In addition, some of the unusual items that impacted our results for 2012 were as follows:

- As a result of our strategic initiatives and focus on core brands, we made the decision to replace a portion of net revenues from allied brands with other, more recognizable, core branded products. This decision resulted in our recognition of an impairment of trademark intangible assets of $7.6 million.

- Impairment of fixed assets and severance expenses totaling $4.8 million were recorded in the fourth quarter, as a result of the decision to close our Cambridge, Ontario manufacturing facility.

- Professional fees and severance of $3.8 million was incurred in order to accomplish certain Merger related activities.

- Expenses of $2.0 million were recorded in cost of sales due to the relocation of assets from our Corsicana, TX facility to other manufacturing locations.

- Snack Factory acquisition costs of $1.8 million were incurred and have been recognized as selling, general and administrative expenses.

For fiscal 2011, as a result of the Merger and the conversion to an IBO distribution structure, we recognized the following items:

- Severance expense of $16.3 million was incurred associated with the Merger and the IBO conversion.

- Impairment of fixed assets of $10.1 million was recognized related to our planned disposition of route trucks.

- Impairment of fixed assets and other costs totaling $2.6 million were recognized in the fourth quarter as a result of the decision to close and sell our Corsicana, Texas plant.

- Professional fees and other related expenses of $3.4 million were incurred in order to accomplish certain Merger-related activities.

- A $9.9 million reduction in expense was recorded as an offset to cost of sales and selling, general and administrative expenses in the fourth quarter resulting from the adoption of a revised vacation plan for the combined Company.

- Gains on the sale of routes of $9.4 million were realized primarily associated with the conversion to an IBO distribution structure.

Results of Operations

Year Ended December 29, 2012 Compared to Year Ended December 31, 2011

(in millions)	2012		2011		Favorable/ (Unfavorable) Variance	
Net revenue	**$ 1,618.6**	**100.0 %**	$ 1,635.0	100.0 %	$ (16.4)	(1.0)%
Cost of sales	**1,079.7**	**66.7 %**	1,065.1	65.1 %	(14.6)	(1.4)%
Gross margin	**538.9**	**33.3 %**	569.9	34.9 %	(31.0)	(5.4)%
Selling, general and administrative	**440.6**	**27.2 %**	495.2	30.3 %	54.6	11.0 %
Impairment charges	**11.9**	**0.7 %**	12.7	0.8 %	0.8	6.3 %
Gain on sale of route businesses, net	**(22.3)**	**(1.3)%**	(9.4)	(0.6)%	12.9	137.2 %
Other (income)/expense, net	**(0.4)**	**— %**	1.0	0.1 %	1.4	140.0 %
Income before interest and income taxes	**109.1**	**6.7 %**	70.4	4.3 %	38.7	55.0 %
Interest expense, net	**9.5**	**0.5 %**	10.6	0.6 %	1.1	10.4 %
Income tax expense	**40.1**	**2.5 %**	21.1	1.3 %	(19.0)	(90.0)%
Net income	**$ 59.5**	**3.7 %**	$ 38.7	2.4 %	$ 20.8	53.7 %

Net Revenue
Net revenue by product category for the years ended December 29, 2012 and December 31, 2011 was as follows:

(in millions)	2012		2011		Favorable/ (Unfavorable) Variance	
Branded	**$ 955.5**	**59.0%**	$ 943.2	57.7%	$ 12.3	1.3 %
Partner brands	**283.1**	**17.5%**	283.4	17.3%	(0.3)	(0.1)%
Private brands	**291.1**	**18.0%**	312.5	19.1%	(21.4)	(6.8)%
Other	**88.9**	**5.5%**	95.9	5.9%	(7.0)	(7.3)%
Net revenue	**$ 1,618.6**	**100.0%**	$ 1,635.0	100.0%	$ (16.4)	(1.0)%

As anticipated, net revenue for 2012 declined $16.4 million, or 1.0%, compared to 2011. The decline in revenues compared to the prior year, was driven primarily by lower revenue per unit sold as a result of the IBO conversion and planned private brand volume declines. The declines were partially offset by additional revenues from acquired businesses during 2012 of approximately $29.5 million.

Compared to 2011, net revenue from our branded products declined approximately 1.5% when excluding the impact of acquisitions. However, approximately 5.5% of the net revenue decline was a direct result of the IBO conversion. Branded revenues increased approximately 3.9% when excluding the impact of Snack Factory and the IBO conversion, due primarily to increased product distribution and the introduction of new products. This volume growth was partially offset by net revenue declines in our allied brands which were primarily related to replacement of allied brands with core brands in certain areas.

Partner brand net revenues were largely consistent with 2011, although they were negatively impacted in the fourth quarter by the loss of certain brands. This resulted in an $8.1 million decline in fourth quarter net revenues from partner brand products when comparing 2012 to 2011.

Net revenues from private brand products declined $21.4 million, or 6.8%, from 2011 to 2012. Much of this decline was anticipated as we recognized that necessary price increases would not be accepted by all retailers. In addition, there was a decline in volume with certain large retailers, as the gap between private and branded pricing narrowed for a portion of the year, which resulted in additional net revenue declines when compared to the prior year. During the fourth quarter of 2012, net revenues from private brand products began to recover as revenues from certain large retailers began to improve and new sources of revenues were obtained. The decline in the fourth quarter of 2012 was $2.5 million, or 3.1%, when compared to the fourth quarter of 2011.

Other revenues declined $7.0 million, or 7.3%, from 2011 to 2012 primarily because of a sale of bulk peanuts for approximately $4.0 million in 2011 which did not recur in 2012.

In 2012, approximately 66% of net revenue was generated through our DSD network as compared to 2011, where approximately 65% of net revenue was generated through our DSD network while the remaining sales were generated through our direct sales network. Pretzel Crisps® are sold through our direct sales network, so sales through this channel are expected to increase as a percentage of total sales in 2013. In total, net revenues are expected to increase 10% to 12% in 2013 due to increased distribution, the addition of Snack Factory for the entire year, and increased pricing necessary to offset commodity cost increases.

Gross Margin
As expected, gross margin decreased $31.0 million during 2012 compared to 2011 and declined 1.6% as a percentage of net revenue. The overall decrease in gross margin and as a percentage of net revenue was driven by the conversion to an IBO distribution structure which accounted for a decline of approximately 3.3% as a percentage of net revenue. This decline was partially offset by price increases on certain products and improved manufacturing efficiencies. Gross margin for 2012 was also favorably impacted by acquisitions, which contributed approximately $13.3 million in additional gross margin. Costs that negatively impacted gross margin in 2012 include $2.3 million in severance expense associated with the recently announced closure of our Cambridge, Ontario manufacturing facility and $2.0 million in additional expenses due to the relocation of assets from our Corsicana, TX facility to other manufacturing locations. In 2011, gross margin was favorably impacted by a $4.9 million adjustment to our vacation accrual due to a vacation policy change.

Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $54.6 million in 2012 compared to 2011 and decreased 3.1% as a percentage of net revenue. The decrease is primarily driven by reduced infrastructure costs and lower compensation and benefit expenses due to the conversion to an IBO distribution structure and synergies recognized as a result of the Merger and integration activities. During 2012, we recognized $3.5 million of severance charges and professional fees associated with the Merger and integration activities and $1.8 million in costs associated with the acquisition of Snack Factory. In addition, we incurred incremental costs for the operations of Snack Factory and increased advertising expenses associated with new marketing campaigns.

In 2011, we adopted a new vacation plan, which reduced selling, general and administrative expenses by $5.0 million, but this was more than offset by $18.5 million in severance charges and professional fees associated with the Merger and integration activities.

Impairment Charges
Impairment charges decreased $0.8 million from 2011 to 2012. The $11.9 million of impairment expense in 2012 consisted primarily of a $7.6 million impairment of two of our trademarks and a $2.5 million impairment of machinery and equipment at our Cambridge, Ontario manufacturing facility. The impairment of trademarks was necessary as the Company continues to optimize its brand portfolio following the Merger and made a decision to replace a portion of the sales of these branded products with other, more recognizable, brands in our portfolio. The impairment of the machinery and equipment was recorded to write these assets down as they will no longer be used when the facility closes in May 2013. In order to determine the fair market value of this equipment, we reviewed market pricing for similar assets from external sources. The $12.7 million of impairment expense in 2011 consisted primarily of $10.1 million associated with our planned disposition of route trucks and $2.3 million in connection with the closure of our Corsicana, TX manufacturing facility.

Gain on the Sale of Route Businesses, Net
During 2012, we recognized $22.3 million in gains on the sale of route businesses compared with gains of $9.4 million in 2011. The increase was due to increased activity associated with the IBO conversion in 2012 as compared to 2011. This activity slowed substantially in the fourth quarter of 2012 as gains on the sale of route businesses were only $0.7 million, and we expect the fourth quarter trend to continue into 2013 as gains on the sale of route businesses are expected to be between $1 and $2 million for 2013.

Interest Expense, Net
Interest expense decreased $1.1 million during 2012 compared to 2011 as a result of lower outstanding long-term debt throughout the majority of the year. The $325 million addition of long-term debt used to fund the Snack Factory acquisition increased interest expense by $1.6 million in the last quarter of 2012.

Income Tax Expense
The effective income tax rate increased to 40.3% for 2012 from 35.3% for 2011. During 2011, the Company undertook a comprehensive restructuring of the legal entities within the Snyder's-Lance consolidated group to align the legal entity structure with the Company's business. As a result of this restructuring, our net deferred tax liability is expected to reverse at a state rate which is lower than the rate at which the liabilities were established. This resulted in a benefit recorded to our deferred state tax expense in 2011 that did not recur in 2012.

In 2011 and 2012 the effective tax rate was higher than usual due to book losses recognized from goodwill associated with the sale of route businesses which had no tax basis. The impact on the effective tax rate was an increase of 4.8% and 4.7% in 2012 and 2011, respectively. This unfavorable rate impact will decline in subsequent years as route sale activity decreases.

Year Ended December 31, 2011 Compared to Year Ended January 1, 2011

Fiscal 2011 reflects the results of operations of the combined company while fiscal 2010 reflects the full fiscal year results of operations for Lance, but the operations of Snyder's are included only from December 6, 2010 to January 1, 2011.

(in millions)	2011		2010		Favorable/ (Unfavorable) Variance	
Net revenue	$ 1,635.0	100.0 %	$ 979.8	100.0%	$ 655.2	66.9 %
Cost of sales	1,065.1	65.1 %	601.0	61.3%	(464.1)	(77.2)%
Gross margin	569.9	34.9 %	378.8	38.7%	191.1	50.4 %
Selling, general and administrative	495.2	30.3 %	359.6	36.7%	(135.6)	(37.7)%
Impairment charges	12.7	0.8 %	0.6	0.1%	(12.1)	(2,016.7)%
Gain on sale of route businesses, net	(9.4)	(0.6)%	—	—%	9.4	— %
Other expense, net	1.0	0.1 %	6.5	0.6%	5.5	84.6 %
Income before interest and income taxes	70.4	4.3 %	12.1	1.3%	58.3	481.8 %
Interest expense, net	10.6	0.6 %	3.9	0.4%	(6.7)	(171.8)%
Income tax expense	21.1	1.3 %	5.7	0.6%	(15.4)	(270.2)%
Net income	$ 38.7	2.4 %	$ 2.5	0.3%	$ 36.2	1,448.0 %

Net Revenue
Net revenue by product category for the years ended December 31, 2011 and January 1, 2011 was as follows:

(in millions)	2011		2010		Favorable/ (Unfavorable) Variance	
Branded Products	$ 943.2	57.7%	$ 569.5	58.1%	$ 373.7	65.6%
Partner brands	283.4	17.3%	19.5	2.0%	263.9	1,353.3%
Private brands	312.5	19.1%	303.2	30.9%	9.3	3.1%
Other	95.9	5.9%	87.6	9.0%	8.3	9.5%
Net revenue	$ 1,635.0	100.0%	$ 979.8	100.0%	$ 655.2	66.9%

Net revenue for the 2011 fifty-two week fiscal year increased $655.2 million, or 66.9%, compared to the fifty-three week 2010 fiscal year. The additional week in 2010 increased net revenue by $11.1 million compared to 2011. The comparability of our net revenue is significantly impacted by the Merger primarily due to the incremental branded and partner brand revenue from the Merger. In addition, during 2011 we acquired a distributor which accounted for approximately $8 million of our net revenue.

Compared to 2010 and including only legacy Lance products:

- We had approximately 2% net revenue growth in our branded products primarily from increased distribution as a result of the Merger and new product innovation, despite an approximate 1% reduction in selling prices due to the conversion to an IBO distribution structure. Declines in certain allied brand net revenues offset net revenue increases in certain core branded products.
- We experienced approximately 7% net revenue growth in our private brand and other products primarily due to selling price increases, sales to new customers and new product offerings.

In 2011, approximately 65% of net revenue was generated through our DSD network as compared to 2010, where approximately 38% of net revenue was generated through our DSD network. The increase from 2010 is primarily due to the partner brand revenue obtained as a result of the Merger that is sold through our DSD network.

Gross Margin
Gross margin increased $191.1 million during fiscal 2011 compared to fiscal 2010 but declined 3.8% as a percentage of net revenue. The overall increase in gross margin dollars was driven by the increase in sales volume primarily as a result of the Merger. Despite certain price increases, lower promotional spending and lower vacation expense, gross margin declined as a percentage of net revenue due to the following:

- Higher commodity costs for our products;
- Manufacturing inefficiencies at certain manufacturing operations due to the start-up of new machinery and equipment;
- Higher portion of sales to IBOs where we realize lower selling prices compared to direct sales to retailers; and
- Severance costs as a result of the Merger and the planned closing of the Corsicana facility.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $135.6 million during fiscal 2011 compared to fiscal 2010 but decreased 6.4% as a percentage of net revenue. The dollar increase was primarily driven by incremental expenses incurred due to the Merger. Additionally, we recognized $18.5 million of severance charges and professional fees associated with the IBO conversion and other Merger integration activities. This amount was compared to $35.2 million in expenses recognized in fiscal 2010 associated with the Merger. We also introduced several media campaigns during 2011 as an investment in our core brands, which resulted in an approximately $15.1 million increase in advertising costs over fiscal 2010 or a 1.2% increase as a percentage of branded revenue. In addition, during fiscal 2011, we continued to experience duplicate costs as a part of the integration and conversion to IBOs including workforce duplication, warehouse rent and other selling and distribution expenses. Offsetting these increased costs was a reduction in bad debt expense of $2.2 million in 2011 primarily due to a customer bankruptcy that occurred in 2010. In addition, in 2011 we adopted a new vacation plan, which reduced selling, general and administrative expenses by $5.0 million, and we experienced reductions in salaries and benefits as we converted to an IBO distribution structure.

Impairment Charges
Impairment charges increased $12.1 million from 2010 to 2011. During 2011, the $12.7 million in impairment expense consisted primarily of $10.1 million associated with our planned disposition of route trucks and $2.3 million in connection with the closure of our Corsicana, TX manufacturing facility.

Gain on the Sale of Route Businesses, Net
During 2011, we recognized $9.4 million in gains on the sale of route businesses compared with no gains on the sale of route businesses in 2010. The increase was due to activities associated with the IBO conversion in 2011 as we operated only company-owned routes for the majority of 2010.

Other Expense, Net
During fiscal 2011, we recognized $1.0 million in other expense, net compared to $6.5 million in 2010. The $6.5 million expense in 2010 consisted mostly of financing commitment fees in the first quarter of 2010 of $2.7 million associated with an unsuccessful bid for a targeted acquisition, $2.1 million of insurance settlement charges which occurred during the fourth quarter, foreign currency transaction losses due to the unfavorable impact of exchange rates in 2010, as well as losses on the sale of fixed assets.

Interest Expense, Net
Interest expense increased $6.7 million during 2011 compared to 2010 as a result of higher debt levels due to the Merger.

Income Tax Expense
The effective income tax rate decreased from 69.0% for 2010 to 35.3% for 2011. The decrease in the effective tax rate was due to lower non-tax deductible expenses related to the Merger and a reduction in deferred tax liabilities as a result of a legal entity reorganization.

Liquidity and Capital Resources

Liquidity
Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing. Therefore, liquidity should not be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise primarily from working capital requirements, capital expenditures for fixed assets, purchases of route businesses, acquisitions and dividends. We believe we have sufficient liquidity available to enable us to meet these demands.

We have a universal shelf registration statement that, subject to our ability to consummate a transaction on acceptable terms, provides the flexibility to sell up to $250 million of debt or equity securities, which is effective through February 27, 2015.

We permanently reinvest earnings from our Canadian subsidiary. As of December 29, 2012, $8.2 million of our cash and cash equivalents balance is held by our Canadian subsidiary and cannot be repatriated without unfavorable tax consequences.

Operating Cash Flows
Cash flow provided by operating activities decreased $18.8 million in 2012 when compared to 2011. Excluding the impact of business acquisitions, the decline was largely driven by decreases in accounts payable and accrued profit sharing and retirement plans in 2012, partially offset by a decrease in accounts receivable. The decrease in the accrual for our profit sharing plan was due to a change in benefits to a 401(k) plan in 2012 when compared to 2011.

Investing Cash Flows
Cash used in investing activities in 2012 totaled $348.3 million compared with cash used in investing activities of $52.7 million in 2011. The significant increase in cash used in investing activities was due to the acquisition of Snack Factory for $343.4 million completed in the fourth quarter of 2012. Additionally, we acquired certain distributors during 2012 for a total of $2.0 million. During the third quarter of 2011, we acquired the George Greer Co., Inc. for $15.0 million.

Capital expenditures for fixed assets, principally manufacturing equipment, increased from $57.7 million in 2011 to $80.3 million in 2012. The increased investment in capital expenditure projects for 2012, which will continue into 2013, is being used to upgrade equipment and enhance capacity, as well as building the new research and development facility. These expenditures were partially offset by proceeds received from the sale of fixed assets of $9.3 million in 2012, as compared to $4.4 million in 2011. Capital expenditures are expected to continue at a level sufficient to support our strategic and operating needs. In 2013, capital expenditures are projected to be between $78 and $83 million.

Proceeds from the sale of route businesses generated cash flows of $93.9 million in 2012; these proceeds were partially offset by purchases of route businesses of $28.5 million. This is compared to proceeds of $42.3 million, mostly offset by purchases of $31.4 million, in 2011. We will continue the purchases and sales of route businesses in 2013 as we expand our distribution network. However, these activities will slow substantially when compared to 2011 and 2012 due to the completion of the IBO conversion.

Financing Cash Flows
Net cash provided by financing activities of $243.8 million in 2012 was principally due to proceeds from long-term debt of $325.2 million. This compared to net cash used in financing activities of $65.7 million in 2011. The additional long-term debt was primarily related to the new $325 million term loan used to fund the Snack Factory acquisition. This was partially offset by an increase in net repayments of long-term debt and the revolving credit facilities. During 2012, repayments of debt and the revolving credit facilities totaled $47.3 million as compared to $27.2 million in 2011, which was primarily funded by cash provided by operations and proceeds from the sale of route businesses. During 2013, we plan to continue to utilize cash provided by operations to repay the current portion of long-term debt and reduce the balance on our revolving credit facilities.

On February 8, 2013, our Board of Directors declared a quarterly cash dividend of $0.16 per share payable on March 6, 2013 to stockholders of record on February 27, 2013.

Debt
In December 2010, we amended our existing credit agreement and entered into a new credit agreement, which allows us to make revolving credit borrowings of up to $265.0 million through December 2015. As of December 29, 2012, and December 31, 2011, we had $100.0 million and $145.0 million outstanding under the revolving credit agreement, respectively.

Unused and available borrowings were $165 million under our existing credit facilities at December 29, 2012, as compared to $120 million at December 31, 2011. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100 million during the life of the facility. We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $18.9 million as of December 29, 2012.

The credit agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.50. At December 29, 2012, our debt to EBITDA ratio was 3.1, and our interest coverage ratio was 11.1. In addition, our revolving credit agreement restricts our payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. As of December 29, 2012, our consolidated stockholders' equity was $872.2 million and we were in compliance with this covenant. The private placement agreement for $100 million of senior notes has provisions no more restrictive than the revolving credit agreement. Total interest expense under all credit agreements for 2012, 2011 and 2010 was $9.7 million, $10.7 million and $3.9 million, respectively.

A new unsecured term loan ("Term Loan") of $325 million that matures in September 2016 was entered into to fund the acquisition of Snack Factory. The Term Loan has covenants that are no more restrictive than our current outstanding loan agreements. The Term Loan requires quarterly principal payments of approximately $4.1 million and incurs interest based on the 30-day Eurodollar rate plus the applicable margin between 1.00% and 1.70%. The applicable margin is dependent upon our total debt to EBITDA ratio and begins at 1.70%. Financing costs associated with the Term Loan of $2.0 million were deferred and are being amortized over the life of the loan.

Contractual Obligations
We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months.

Contractual obligations as of December 29, 2012 were:

	Payments Due by Period				
(in thousands)	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Purchase commitments	$ 201,952	$ 201,952	$ —	$ —	$ —
Debt, including interest payable*	589,120	35,329	165,154	388,637	—
Operating lease obligations	58,225	16,657	24,424	11,152	5,992
Total contractual obligations	$ 849,297	$ 253,938	$ 189,578	$ 399,789	$ 5,992

* Variable interest will be paid in future periods based on the outstanding balance at that time.

Because we are uncertain as to when resolution may occur, this table does not reflect our liability for gross unrecognized tax benefits of $6.0 million and related interest and penalties of $2.3 million. Details regarding this liability are presented in Note 12 to the consolidated financial statements included in Item 8.

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.

Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold to our IBOs in our DSD network is recognized when the IBO purchases the inventory from our warehouses. Revenue for products sold to retailers through our company-owned routes in our DSD network is recognized when the product is delivered to the customer. Our sales representatives create an invoice at time of delivery using a handheld computer. These invoices are transmitted electronically each day and revenue is recognized.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to retailers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue at the time of the sale and a corresponding accrued liability is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities increased from $23.2 million at the end of 2011 to $26.5 million at the end of 2012 due to increased promotional activities and the acquisition of Snack Factory.

Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or up to a maximum of three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

Allowance for Doubtful Accounts
The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions. Allowances for doubtful accounts increased from $1.9 million at the end of 2011 to $2.2 million at the end of 2012, primarily due to increased risk in receivables from IBOs compared to the prior year.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage to $0.3 million per person per year. The accrual for incurred but not reported medical insurance claims declined slightly from $4.5 million in 2011 to $4.4 million in 2012.

We maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the deductibles which range from $0.3 million to $0.5 million per individual loss. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.2 million to $16.9 million in 2012. In 2011, the estimate of discounted loss reserves ranged from $14.2 million to $17.9 million.

During 2012 and 2011, we determined that the best estimate of our outstanding liability was the midpoint in the range. Accordingly, we selected the midpoint of the range as our estimated liability. In addition, we kept the discount rate constant at 1.5% from 2011 to 2012 based on projected investment returns over the estimated future payout period. If the discount rate were to decline by one percentage point from 1.5% to 0.5%, the impact would be an increase in our accrual of approximately $0.3 million.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of insurance claims under the pre-existing workers' compensation policies. The net liability for these claims was estimated at $2.2 million and $2.1 million for 2012 and 2011, respectively.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets
The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. During 2011, the FASB issued an ASU regarding testing for goodwill impairment which we adopted. However, for both 2011 and 2012, we elected to perform a quantitative analysis of goodwill rather than support the balance qualitatively as the new standard allows.

The analysis of goodwill, as of December 29, 2012, assumes combined average annual revenue growth of approximately 4.40% during the valuation period. This compares to a combined average annual revenue growth of approximately 2.37% in the calculation as of December 31, 2011. The increase in growth is primarily due to the acquisition of Snack Factory in late 2012. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

We use a combination of internal and external data to develop the weighted average cost of capital. Significant investments in fixed assets and working capital to support the assumed revenue growth are estimated and factored into the analysis. If the assumed revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with a significant amount of excess fair value over carrying value, major changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

In July 2012, the FASB issued new impairment testing requirements for indefinite-lived intangible assets. Under the updated standard an entity would first perform a qualitative impairment test for indefinite-lived intangible assets to determine whether a quantitative assessment is necessary. The requirements are effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012. We adopted these requirements during fiscal year 2012, but elected to continue to perform a quantitative impairment analysis for our indefinite-lived intangibles.

Our trademarks are valued using the relief-from-royalty method under the income approach, which requires us to estimate a reasonable royalty rate, identify relevant projected revenues, and select an appropriate discount rate. During our testing in 2012, we incurred $7.6 million in impairment charges related to two of our trademarks. This impairment was necessary as the Company made a decision to replace a portion of the sales of these branded products with other, more recognizable, brands in our portfolio. While our annual impairment testing did not result in any additional impairment, there continue to be certain trademarks, including the two which were partially impaired, that have a fair value which approximates the book value. Any changes in the use of these trademarks or the sales volumes of the associated products could result in an impairment charge. In addition, the trademark acquired in the Snack Factory acquisition will require significant revenue growth in future years in order to maintain its current fair value. Although we believe this rate of revenue growth is reasonable, any reduction in growth or growth expectations could result in impairment of the associated trademark.

Our route intangible assets are valued by comparing the current fair market value for the route assets to the associated book value. The fair market value is computed using the route sales average for each route multiplied by the market multiple for the area in which the route is located. No impairments were recognized in 2012 as a result of this analysis.

Depreciation and Impairment of Fixed Assets

Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $47.9 million, $51.3 million and $39.1 million during 2012, 2011 and 2010, respectively. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 29, 2012, fixed asset impairment charges of $4.3 million were recognized in the Consolidated Statements of Income. The majority of asset impairment was recorded due to our decision to close our Cambridge, Ontario manufacturing facility in order to consolidate the operations of our two Canadian manufacturing facilities. See Note 4 to the consolidated financial statements in Item 8 for additional information regarding this impairment charge.

Equity-Based Incentive Compensation Expense

Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results. Information regarding assumptions can be found in Note 1 to the consolidated financial statements in Item 8.

Provision for Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, business credits available in the various jurisdictions in which we operate and permanent tax differences. Significant judgment is required in evaluating tax positions that affect the annual tax rate. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

New Accounting Standards

See Note 2 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to certain commodity, interest rate and foreign currency exchange rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage some of these risks. We do not use derivatives for trading purposes. Other than immaterial investments acquired in the Merger, there are no market risk sensitive instruments held for trading purposes.

In order to mitigate the risks of volatility in commodity markets to which we are exposed, we have entered into forward purchase agreements with certain suppliers based on market prices, forward price projections and expected usage levels. As of December 29, 2012 and December 31, 2011, we had no outstanding commodity futures contracts or other derivative contracts related to ingredients and energy.

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable-rate debt. See Note 11 to the consolidated financial statements in Item 8 for further information related to our interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been \$0.8 million lower without these swaps during 2012. Including the effect of interest rate swap agreements, the weighted average interest rates for 2012 and 2011 were 2.70% and 3.80%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during 2012.

We have exposure to foreign exchange rate fluctuations through the operations of our Canadian subsidiary. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of its costs, such as raw materials and direct labor, are denominated in Canadian dollars. We entered into a series of derivative forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts matured in December 2012. Foreign currency fluctuations unfavorably impacted 2012 pre-tax earnings by \$1.5 million compared to 2011. However this decrease in pre-tax earnings was offset by the favorable effect of derivative forward contracts of \$0.4 million in 2012 compared to 2011, resulting in a net unfavorable impact of \$1.1 million in 2012.

We are exposed to credit risks related to our accounts receivable. We perform ongoing credit evaluations of our customers to minimize the potential exposure. For the years ended December 29, 2012 and December 31, 2011, net bad debt expense was \$1.5 million and \$0.4 million, respectively. The higher level of expense in 2012 is due to increased turnover of IBOs. Allowances for doubtful accounts were \$2.2 million at December 29, 2012 and \$1.9 million at December 31, 2011.

Item 8. Financial Statements and Supplementary Data

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Statements of Income
For the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

(in thousands, except per share data)	**2012**	**2011**	**2010**
Net revenue	**$ 1,618,634**	$ 1,635,036	$ 979,835
Cost of sales	**1,079,777**	1,065,107	601,015
Gross margin	**538,857**	569,929	378,820
Selling, general and administrative	**440,597**	495,267	359,629
Impairment charges	**11,862**	12,704	584
Gain on sale of route businesses, net	**(22,335)**	(9,440)	—
Other (income)/expense, net	**(407)**	993	6,524
Income before interest and income taxes	**109,140**	70,405	12,083
Interest expense, net	**9,487**	10,560	3,921
Income before income taxes	**99,653**	59,845	8,162
Income tax expense	**40,143**	21,104	5,631
Net income	**59,510**	38,741	2,531
Net income attributable to noncontrolling interests, net of income tax of $263, $322 and $4, respectively	**425**	483	19
Net income attributable to Snyder's-Lance, Inc.	**$ 59,085**	$ 38,258	$ 2,512
Basic earnings per share	**$ 0.86**	$ 0.57	$ 0.07
Weighted average shares outstanding – basic	**68,382**	67,400	34,128
Diluted earnings per share	**$ 0.85**	$ 0.56	$ 0.07
Weighted average shares outstanding – diluted	**69,215**	68,478	34,348
Cash dividends declared per share	**$ 0.64**	$ 0.64	$ 4.39

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

(in thousands)	2012	2011	2010
Net income	**$ 59,510**	$ 38,741	$ 2,531
Net unrealized (losses)/gains on derivative instruments, net of income tax*	**(372)**	382	700
Foreign currency translation adjustment	**1,771**	(1,767)	3,611
Total other comprehensive income	**1,399**	(1,385)	4,311
Total comprehensive income	**60,909**	37,356	6,842
Comprehensive income attributable to noncontrolling interests, net of income tax of $263, $322 and $4, respectively	**425**	483	19
Total comprehensive income attributable to Snyder's-Lance, Inc.	**$ 60,484**	$ 36,873	$ 6,823

* See Note 11 to the consolidated financial statements for amounts realized in net income.

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 29, 2012 and December 31, 2011

(in thousands, except share data)	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,276	$ 20,841
Accounts receivable, net of allowances of $2,159 and $1,884, respectively	141,862	143,238
Inventories	118,256	106,261
Income tax receivable	—	18,119
Deferred income taxes	11,625	21,042
Assets held for sale	11,038	57,822
Prepaid expenses and other current assets	28,676	20,705
Total current assets	320,733	388,028
Noncurrent assets:		
Fixed assets, net	331,385	313,043
Goodwill	540,389	367,853
Other intangible assets, net	531,735	376,062
Other noncurrent assets	22,490	21,804
Total assets	$ 1,746,732	$ 1,466,790
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 20,462	$ 4,256
Accounts payable	52,753	52,930
Accrued compensation	31,037	29,248
Accrued profit-sharing and retirement plans	354	9,249
Accrual for casualty insurance claims	4,779	6,957
Accrued selling and promotional costs	16,240	21,465
Income tax payable	1,263	—
Other payables and accrued liabilities	27,735	31,041
Total current liabilities	154,623	155,146
Noncurrent liabilities:		
Long-term debt	514,587	253,939
Deferred income taxes	176,037	196,244
Accrual for casualty insurance claims	9,759	7,724
Other noncurrent liabilities	19,551	15,146
Total liabilities	874,557	628,199
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, $0.83 1/3 par value. Authorized 75,000,000 shares; 68,863,974 and 67,820,798 shares outstanding, respectively	57,384	56,515
Preferred stock, $1.00 par value. Authorized 5,000,000 shares; no shares outstanding	—	—
Additional paid-in capital	746,155	730,338
Retained earnings	50,847	35,539
Accumulated other comprehensive income	15,118	13,719
Total Snyder's-Lance, Inc. stockholders' equity	869,504	836,111
Noncontrolling interests	2,671	2,480
Total stockholders' equity	872,175	838,591
Total liabilities and stockholders' equity	$ 1,746,732	$ 1,466,790

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

(in thousands, except share and per share data)	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling Interests	Total
Balance, December 26, 2009	32,093,193	$ 26,743	$ 60,829	$ 180,145	$ 10,793	$ —	$ 278,510
Total comprehensive income				2,512	4,311	19	6,842
Stock issued in connection with Merger	32,652,949	27,209	649,002				676,211
Noncontrolling interests assumed in Merger						4,008	4,008
Dividends paid to stockholders ($4.39 per share)				(142,458)			(142,458)
Amortization of non-qualified stock options			3,665				3,665
Equity-based incentive reclassified to a liability plan			(4,199)				(4,199)
Restricted stock units settled in common stock, net of repurchases	172,650	144	(3,551)				(3,407)
Stock options exercised, including $3,199 tax benefit	1,456,615	1,214	11,888				13,102
Issuance and amortization of restricted stock, net of cancellations	97,279	81	7,372				7,453
Repurchases of common stock	(135,879)	(113)	(2,999)				(3,112)
Balance, January 1, 2011	66,336,807	$ 55,278	$ 722,007	$ 40,199	$ 15,104	$ 4,027	$ 836,615
Total comprehensive income				38,258	(1,385)	483	37,356
Acquisition of remaining interest in Melisi Snacks, Inc.			(1,157)			(2,343)	(3,500)
Dividends paid to noncontrolling interests						(281)	(281)
Dividends paid to stockholders ($0.64 per share)				(42,918)			(42,918)
Purchase price adjustments						594	594
Amortization of non-qualified stock options			1,372				1,372
Stock options exercised, including $49 tax benefit	1,295,589	1,080	7,111				8,191
Issuance and amortization of restricted stock, net of cancellations	188,402	157	1,005				1,162
Balance, December 31, 2011	67,820,798	$ 56,515	$ 730,338	$ 35,539	$ 13,719	$ 2,480	$ 838,591
Total comprehensive income				**59,085**	**1,399**	**425**	**60,909**
Dividends paid to noncontrolling interests						**(234)**	**(234)**
Dividends paid to stockholders ($0.64 per share)				**(43,777)**			**(43,777)**
Amortization of non-qualified stock options			**2,132**				**2,132**
Stock options exercised, including $2,618 tax benefit	**908,751**	**757**	**11,571**				**12,328**
Issuance and amortization of restricted stock, net of cancellations	**149,291**	**124**	**2,437**				**2,561**
Repurchases of common stock	**(14,866)**	**(12)**	**(323)**				**(335)**
Balance, December 29, 2012	**68,863,974**	**$ 57,384**	**$ 746,155**	**$ 50,847**	**$ 15,118**	**$ 2,671**	**$ 872,175**

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

(in thousands)	2012	2011	2010
Operating activities:			
Net income	$ 59,510	$ 38,741	$ 2,531
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	53,764	55,337	40,100
Stock-based compensation expense	4,693	2,535	19,524
Loss on sale of fixed assets, net	597	1,851	682
Gain on sale of route businesses	(22,335)	(9,440)	—
Impairment charges	11,862	12,704	584
Change in vacation plan	—	(9,916)	—
Deferred income taxes	(15,279)	6,026	18,228
Provision for doubtful accounts	1,479	402	2,649
Changes in operating assets and liabilities, excluding business acquisitions and foreign currency translation adjustments:			
Accounts receivable	9,869	(15,773)	4,376
Inventory	(2,598)	(8,680)	7,496
Other current assets	19,496	17,022	(30,885)
Accounts payable	(5,393)	11,665	(6,032)
Other accrued liabilities	(18,539)	12,585	(19,562)
Other noncurrent assets	(103)	(2,882)	2,519
Other noncurrent liabilities	(4,255)	(649)	2,234
Net cash provided by operating activities	92,768	111,528	44,444
Investing activities:			
Purchases of fixed assets	(80,304)	(57,726)	(33,347)
Purchases of route businesses	(28,523)	(31,418)	—
Proceeds from sale of fixed assets	9,324	4,351	2,731
Proceeds from sale of route businesses	93,896	42,294	—
Proceeds from sale of investments	1,444	960	—
Proceeds from federal grant for solar farm	—	4,212	—
Business acquisitions, net of cash acquired	(344,181)	(15,394)	96,336
Net cash (used in)/provided by investing activities	(348,344)	(52,721)	65,720
Financing activities:			
Dividends paid to stockholders	(43,777)	(42,918)	(142,458)
Dividends paid to noncontrolling interests	(234)	(281)	—
Acquisition of remaining interest in Melisi Snacks, Inc.	—	(3,500)	—
Debt issuance costs	(2,028)	—	—
Issuances of common stock	9,710	8,142	9,903
Excess tax benefits from stock-based compensation	2,618	49	3,199
Repurchases of common stock	(335)	—	(6,519)
Repayments of long-term debt	(2,476)	(62,309)	—
Proceeds from long-term debt	325,211	—	—
Net (repayments)/proceeds from existing credit facilities	(44,841)	35,098	47,762
Net cash provided by/(used in) financing activities	243,848	(65,719)	(88,113)
Effect of exchange rate changes on cash	163	(124)	408
(Decrease)/increase in cash and cash equivalents	(11,565)	(7,036)	22,459
Cash and cash equivalents at beginning of fiscal year	20,841	27,877	5,418
Cash and cash equivalents at end of fiscal year	$ 9,276	$ 20,841	$ 27,877
Non-cash investing activities:			
Common stock and options issued for business combinations	$ —	$ —	$ 676,211
Supplemental information:			
Cash paid for income taxes, net of refunds of $12,591, $7,375 and $23, respectively	$ 33,554	$ 2,364	$ 12,208
Cash paid for interest	$ 10,533	$ 11,341	$ 6,391

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Notes to consolidated financial statements
For the Fiscal Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We operate in one business segment: the manufacturing, distribution, marketing and sale of snack food products. We manufacture products including pretzels, sandwich crackers, kettle chips, pretzel crackers, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts and restaurant style crackers. In addition, we purchase certain cakes, meat snacks, candy and other partner brand products for resale in order to broaden our product offerings for our network of independent business owners ("IBO"). Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded products to retailers through our nationwide distribution network using IBOs, company-owned routes, third party distributors and our direct sales organization. Our branded products are principally sold under the Snyder's of Hanover®, Lance®, Cape Cod®, Pretzel Crisps®, Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos® brands. Partner brands consist of other third-party brands that we sell through IBOs and company-owned routes in our distribution network. We sell private brand products directly to retailers and distributors using certain store brands or our own control brands, such as Brent & Sam's®, Vista® and Delicious®. In addition, we contract with other branded food manufacturers to produce their products and periodically sell certain semi-finished goods to other manufacturers.

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of approximately 3,000 distribution routes, most of which are serviced by IBOs and others that are company-owned. During 2011, we began the process of converting the vast majority of our company-owned routes to an IBO distribution structure in order to better position our distribution network to serve retailers. We completed this project in 2012 and most of our DSD network is now serviced by IBOs. We also ship products directly to distributors who operate in areas where we do not have DSD routes and other direct customers using third-party carriers or our own transportation fleet throughout North America.

Through our distribution network, we sell our branded and partner brand products to grocery/mass merchandisers, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products.

Our corporate headquarters is located in Charlotte, North Carolina, with an additional administrative office in Hanover, Pennsylvania. We have manufacturing operations in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Perry, Florida; Ashland, Ohio; Cambridge, Ontario and Guelph, Ontario.

During the fourth quarter of 2012, we made the decision to close our Cambridge, Ontario manufacturing facility in May 2013 in order to consolidate the operations of our two Canadian manufacturing facilities.

Principles of Consolidation
Lance, Inc. ("Lance") and Snyder's of Hanover, Inc. ("Snyder's") completed their merger ("Merger") on December 6, 2010, and Lance's name was changed to Snyder's-Lance, Inc. The full year 2012 and 2011 results reflect the results and operations of the combined company, while the respective period for 2010 reflects only the results and operations of Lance until the date of the Merger. See Note 4 for additional information regarding integration activities associated with the Merger. The accompanying consolidated financial statements include the accounts of Snyder's-Lance, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Noncontrolling Interests
We own 51% of Patriot Snacks Real Estate, LLC ("Patriot") and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 49% is owned by an employee. We own 80% of Michaud Distributors, Inc. ("Michaud") which distributes our products in the northeastern United States, and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 20% is owned by two employees. Noncontrolling interests are classified in equity, with the consolidated net income adjusted to include the net income attributed to the noncontrolling interest.

During 2011, we acquired the remaining ownership interest in Melisi Snacks, Inc. for $3.5 million, increasing our total ownership to 100%. Prior to this acquisition, which was completed in the second and third quarters of 2011, we had an 80% ownership interest in Melisi Snacks, Inc. which we acquired in the Merger.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position or cash flows.

Revenue Recognition
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold to our IBOs in our DSD network is recognized when the IBO purchases the inventory from our warehouses. Revenue for products sold to retailers through our company-owned routes in our DSD network is recognized when the product is delivered to the customer. Our sales representatives create an invoice at time of delivery using a handheld computer. These invoices are transmitted electronically each day and revenue is recognized.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to retailers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue at the time of the sale and a corresponding accrued liability is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or up to a maximum of three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

Fiscal Year
On September 30, 2010, the Board of Directors approved a change in our fiscal year end from the last Saturday of December to the Saturday nearest to December 31. This change made the fiscal year ended January 1, 2011, a 53-week year compared to 52-week years for the fiscal years ended December 29, 2012, and December 31, 2011.

Use of Estimates
Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts
The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions.

Fair Value
We have classified assets and liabilities required to be measured at fair value into the fair value hierarchy as set forth below:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Observable inputs other than quoted prices for identical assets and liabilities.
Level 3	Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

We measure our derivative instruments at fair value using Level 2 inputs. See Note 11 for more information. There were no changes among the levels during 2012.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to their short-term nature. All other fair value measurements are appropriately disclosed within the Notes to the consolidated financial statements.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

We permanently reinvest earnings from our Canadian subsidiary. As of December 29, 2012, $8.2 million of our cash and cash equivalents balance is held by our Canadian subsidiary and cannot be repatriated without unfavorable tax consequences.

Inventories
The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market using the first-out (FIFO) method.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 29, 2012 and December 31, 2011, we had no outstanding commodity futures contracts or other derivative contracts related to raw materials.

Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

	Useful Life
Buildings and building improvements	10-45 years
Land improvements	10-15 years
Machinery, equipment and computer systems	3-20 years
Furniture and fixtures	3-12 years
Trucks, trailers and automobiles	3-10 years

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets or asset groups are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets or asset groups exceeds the fair value of the assets or asset groups. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

Route Intangible Gains/Losses
A significant amount of route intangible assets were acquired in the Merger. During 2012 and 2011, as part of the conversion to an independent business owner distribution system, many routes have been purchased and sold. Gains and losses on sales of routes are recorded based on the difference between the sales price of the route and carrying value plus associated goodwill. Goodwill associated with the sale of a route is determined based on the relative value of the route in comparison with the value of the entire company.

Goodwill and Other Intangible Assets
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and

cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

Amortizable intangible assets are amortized using the straight-line method over their estimated useful lives, which is the period over which economic benefits are expected to be provided.

Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, business credits available in the various jurisdictions in which we operate and permanent tax differences. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Employee and Non-Employee Stock-Based Compensation Arrangements
We account for option awards based on the fair value-method using the Black-Scholes model. The following assumptions were used to determine the weighted average fair value of options granted during the years ended December 29, 2012, December 31, 2011 and January 1, 2011.

	2012	2011	2010
Assumptions used in Black-Scholes pricing model:			
Expected dividend yield	**2.86%**	3.68%	2.91%
Risk-free interest rate	**1.13%**	2.69%	2.77%
Weighted average expected life	**6.0 years**	6.7 years	6.1 years
Expected volatility	**30.59%**	30.34%	27.27%
Weighted average fair value per share of options granted	**$ 4.83**	$ 3.83	$ 4.81

The expected dividend yield is based on the projected annual dividend payment per share divided by the stock price at the date of grant. The risk free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected life of the option.

The expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The expected volatility is based on the historical volatility of our common stock over the expected life. Compensation expense for stock options is recognized using straight-line attribution over the vesting period, which is usually three years.

Compensation expense for restricted stock is recognized over the vesting period based on the closing stock price on the grant date of the restricted stock. As compensation expense is recognized, additional paid-in capital is increased in stockholders' equity. Restricted stock awards receive or accrue the same dividend as common shares outstanding.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. The accrual for incurred but not reported medical insurance claims declined slightly from $4.5 million in 2011 to $4.4 million in 2012.

We maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the deductible which ranges from $0.3 million to $0.5 million per individual loss. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.2 million to $16.9 million in 2012. In 2011, the estimate of discounted loss reserves ranged from $14.2 million to $17.9 million.

During 2012 and 2011, we determined that the best estimate of our outstanding liability was the midpoint in the range. Accordingly, we selected the midpoint of the range as our estimated liability. In addition, we kept the discount rate constant at 1.5% from 2011 to 2012 based on projected investment returns over the estimated future payout period.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of insurance claims under the pre-existing workers' compensation policies. The net liability for these claims was $2.2 million and $2.1 million for 2012 and 2011, respectively.

Derivative Financial Instruments
We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

Earnings Per Share
Basic earnings per share is computed by dividing net income attributable to Snyder's-Lance, Inc. by the weighted average number of shares outstanding during each period.

Diluted earnings per share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period. Dilutive potential shares were 832,000 in 2012, 1,078,000 in 2011 and 220,000 in 2010. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were no anti-dilutive shares in 2012, 20,000 in 2011 and none in 2010. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses on the Consolidated Statements of Income were $23.1 million, $20.1 million and $5.0 million during 2012, 2011 and 2010, respectively.

Shipping and Handling Costs
We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, general and administrative expenses on the Consolidated Statements of Income. For the years ended December 29, 2012, December 31, 2011 and January 1, 2011, shipping and handling costs were $109.2 million, $106.8 million and $78.8 million, respectively.

Foreign Currency Translation
All assets and liabilities of our Canadian subsidiary are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is presented as a component of accumulated other comprehensive income. Gains and losses on foreign currency transactions are included in other income/expense, net in the Consolidated Statements of Income.

Vacation Plan Change
During 2011, as part of the Merger integration, we transitioned to a standard vacation plan for the merged company. Due to this change, we recorded a $9.9 million reduction in the vacation accrual, of which $4.9 million was recorded as a reduction in cost of sales and $5.0 million was recorded as a reduction in selling, general and administrative expense.

NOTE 2. NEW ACCOUNTING STANDARDS

In July 2012, the FASB issued new impairment testing requirements for indefinite-lived intangible assets. Under the updated standard an entity would first perform a qualitative impairment test for indefinite-lived intangible assets to determine whether a quantitative assessment is necessary. The requirements are effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012. The Company adopted the requirements during fiscal year 2012, but elected to continue to perform a quantitative impairment analysis for our indefinite-lived intangibles.

NOTE 3. BUSINESS ACQUISITIONS

2012 Acquisition
On October 11, 2012, we completed the acquisition of all of the issued and outstanding shares and membership interests of Snack Factory, LLC and certain affiliates ("Snack Factory"), for $343.4 million. The results of Snack Factory's operations since the acquisition date are included in the Company's consolidated financial statements as of and for the year ended December 29, 2012, which included approximately $27.3 million of net revenue and an additional $0.02 in diluted earnings per share after reduction for additional amortization and interest expense associated with the transaction.

Snack Factory develops, markets and distributes snack food products under the Pretzel Crisps® brand name. The acquisition provides us with a fourth core brand that we believe has strong growth potential.

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

The following table summarizes the preliminary allocation of assets acquired and liabilities assumed as part of the acquisition:

(in thousands)		Purchase Price Allocation
Cash and cash equivalents	$	1,184
Accounts receivable		9,803
Inventories		9,374
Prepaid expenses and other current assets		217
Fixed assets		28
Goodwill		171,334
Other intangible assets		163,200
Total assets acquired	**$**	**355,140**
Accounts payable	$	5,188
Other current liabilities		1,882
Deferred income tax liability		4,686
Total liabilities assumed	**$**	**11,756**
Net assets acquired	**$**	**343,384**

Of the $163.2 million of acquired intangible assets, $79.1 million was assigned to customer relationships, $8.6 million was assigned to patents and $0.1 million was assigned to non-compete agreements, and will be amortized over 20 years, 11 years and 2 years, respectively. The remaining acquired intangible assets of $75.4 million were assigned to trademarks, which is not subject to amortization. The fair value of the majority of assets acquired is deductible for income tax purposes.

The registration of our trademark, Pretzel Crisps® is being challenged in proceedings pending before The United States Patent and Trademark Office. We continue to vigorously defend this trademark registration and do not expect the results of this proceeding to materially affect the consolidated financial statements.

We incurred pre-tax acquisition-related transaction and other costs in 2012 totaling $1.8 million, included within selling, general and administrative expenses on the Consolidated Statements of Income. Additionally, debt issuance costs associated with the new $325 million term loan used to fund the acquisition of $2.0 million were deferred and are being amortized over the four year term of the loan. See Note 10 for additional information regarding the new term loan.

The following unaudited pro forma consolidated financial information has been prepared as if the acquisition of Snack Factory had taken place at the beginning of 2011. The unaudited pro forma results include estimates and assumptions regarding increased amortization of intangible assets related to the acquisition, increased interest expense related to debt acquired in order to fund the acquisition and the related tax effects. Pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the date indicated, or that may result in the future for various reasons including the potential impact of revenue and cost synergies on the business.

(in thousands, except per share data)		2012		2011
Net revenue	$	1,701,955	$	1,705,163
Income before interest and income taxes		117,757		72,593
Net income attributable to Snyder's-Lance, Inc.		61,481		35,476
Weighted average diluted shares		69,215		68,478
Diluted earnings per share	$	0.89	$	0.52

2011 Acquisition
On August 9, 2011, we acquired all of the issued and outstanding shares of George Greer Company, Inc. ("Greer"), a snack food distributor, for $15.0 million in cash. Goodwill recorded as part of the purchase price allocation was $10.1 million, and identifiable intangible assets acquired as part of the acquisition were $8.4 million. In addition, we acquired cash and other tangible assets, which were more than offset by assumed liabilities.

2010 Merger of Equals
On December 6, 2010, Lance, Inc. and Snyder's of Hanover, Inc. completed a merger ("Merger") to create Snyder's-Lance, Inc. Our discussion of integration activities associated with the Merger is included in Note 4 to the consolidated financial statements.

The following unaudited pro forma consolidated financial information has been prepared as if the Merger between Lance and Snyder's had taken place at the beginning of 2010. The unaudited pro forma results include estimates and assumptions regarding increased amortization of intangible assets related to the Merger, increased interest expense related to cash paid for Merger-related expenses and the related tax effects. However, pro forma results are not necessarily indicative of the results that would have occurred if the Merger had occurred on the date indicated, or that may result in the future for various reasons including the potential impact of revenue and cost synergies on the business. Proforma results for the year ended January 1, 2011 were as follows:

(in thousands, except per share data)		2010
Net revenue	$	1,585,208
Income before interest and income taxes		87,574
Net income attributable to Snyder's-Lance, Inc.		49,409
Weighted average diluted shares		65,863
Diluted earnings per share	$	0.75

NOTE 4. INTEGRATION ACTIVITIES

During the years ended December 29, 2012, and December 31, 2011, we incurred $3.5 million and $18.5 million, respectively, in severance costs and professional fees related to the Merger and integration activities, which are included in selling, general and administrative expenses on the Consolidated Statements of Income. Additionally, we incurred $0.3 million and $1.1 million during the years ended December 29, 2012, and December 31, 2011, respectively, in severance costs and professional fees related to the Merger and integration activities, which are included in cost of sales on the Consolidated Statements of Income. For the years ended December 29, 2012, and December 31, 2011, we recorded net gains of $22.3 million and $9.4 million, respectively, from the sale of route businesses, most of which were associated with the conversion to an IBO distribution structure.

During the year ended January 1, 2011, we incurred Merger-related transaction and other costs totaling $37.9 million, of which $2.4 million were included in cost of sales, $35.2 million in selling, general and administrative, $0.2 million in other income/expense, net and $0.1 million in interest expense, net.

During the fourth quarter of 2012, we made the decision to close our Cambridge, Ontario manufacturing facility in order to consolidate the operations of our two Canadian manufacturing facilities. In conjunction with this decision, severance expenses of $2.3 million were recorded in cost of sales and asset impairments of $2.5 million were recorded in impairment charges in the Consolidated Statements of Income. The asset impairment charges were associated with the manufacturing equipment that will no longer be necessary when the facility closes in May 2013. In order to determine the fair market value of this equipment, we reviewed market pricing for similar assets from external sources. In addition, during the third quarter of 2012, we made the decision to close our Greenville, TX distribution facility. Severance, lease termination costs and losses on the disposal of fixed assets totaling $0.8 million were recorded in conjunction with the closing of this facility during the year ended December 29, 2012.

In the fourth quarter of 2011, we announced the closing of the Corsicana, Texas manufacturing facility and recorded an associated impairment charge of $2.3 million during the year ended December 31, 2011. In conjunction with the closure of the facility, many of the assets were relocated to other manufacturing locations throughout the Company. Expenses incurred as part of the relocation process were $2.0 million for the year ended December 29, 2012, and were included in cost of sales in the Consolidated Statements of Income. The land and building in Corsicana, Texas remain in assets held for sale in the Consolidated Balance Sheets at $1.9 million at December 29, 2012.

During the year ended December 31, 2011, we recorded $10.1 million of impairment charges in the Consolidated Statements of Income related to the decision to sell route trucks prior to the end of their useful lives. As of December 29, 2012, we have $0.2 million, net of impairment, in route trucks that remain classified as assets held for sale in the Consolidated Balance Sheets.

NOTE 5. STOCK-BASED COMPENSATION

Total equity-based incentive expense recorded in the Consolidated Statements of Income was $4.7 million, $2.5 million and $19.5 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. The increase in compensation expense from 2011 to 2012 was due to the issuance of additional stock options and restricted stock under the long-term incentive plan. The decrease in compensation expense from 2010 to 2011 was primarily due to the Merger, as most outstanding shares vested upon the change in control.

In addition, we recorded $2.1 million and $1.4 million in incentive compensation expense for a performance-based cash incentive plan for the years ended December 29, 2012, and December 31, 2011, respectively. The increase in compensation expense from 2011 to 2012 was due to the issuance of additional performance-based cash incentives under the long-term incentive plan.

Key Employee Incentive Plans
On May 3, 2012, at the Annual Meeting of Stockholders, the 2012 Key Employee Incentive Plan (the "Plan") was approved. The Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance equity awards, and expires in May 2018. The plan also authorizes other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. The Plan provides for up to an additional 3.0 million securities available for future issuance, of which only 0.7 million can be restricted stock or performance shares. As of December 29, 2012, there were approximately 0.7 million of restricted stock and 2.3 million of other securities available for future issuance under the Plan.

Long-term Incentive Plans
Under our long-term incentive plan, approximately 150 key employees are granted performance-based cash awards, non-qualified stock options, and restricted stock. The amount of awards issued to employees is approved by the Board of Directors. Activity for each type of award granted is discussed below.

Performance-Based Incentive Plans
Performance-based cash awards vest over a three year period subsequent to issuance and are accounted for as liability awards. At December 29, 2012, and December 31, 2011, the accrual for these awards was $3.5 million and $1.4 million, respectively.

Prior to the Merger in 2010, we granted long-term performance-based incentive plans that were accounted for as liability share-based payment plans. For these awards, once certain performance-based measures were attained, the related liabilities were converted into equity instruments. As part of the change in control in 2010, all liability share-based payment plans were paid in the form of cash at 100%, totaling $3.2 million. There were no issuances of these liability share-based payment plans in 2012 or 2011, and no liability was outstanding at December 29, 2012 or December 31, 2011.

Employee Stock Options
As of December 29, 2012, there was $3.8 million of unrecognized compensation expense related to outstanding stock options compared with $3.7 million as of December 31, 2011. In 2010, the vesting of options outstanding at the Merger date was accelerated in connection with the change in control, resulting in additional expense of $2.1 million. Cash received from option exercises during 2012, 2011 and 2010 was $9.7 million, $8.1 million and $9.9 million, respectively. The benefit realized for the tax deductions from option exercises was $2.6 million, $0.1 million and $3.2 million, respectively, during 2012, 2011 and 2010. The total intrinsic value of stock options exercised during 2012, 2011 and 2010 was $13.1 million, $17.2 million and $22.5 million, respectively.

During 2010, the Board of Directors approved the payment of up to $1.50 to each option holder to the extent that the change in the market value of the common stock did not decline by the intrinsic value of the special dividend prior to and after the ex-dividend date. The reduction in our stock price was less than the special dividend of $3.75, resulting in additional cash payments to option holders of $1.48 per share for those options that would not have been in compliance with Section 409A of the Internal Revenue Code if their grant price were to have been adjusted by the $3.75 special dividend amount. The majority of option holders received this payment, resulting in additional expense of $2.6 million in 2010.

Stock options become exercisable in periods ranging up to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $1.78 to $23.18 per share for the outstanding options as of December 29, 2012. The weighted average exercise price of exercisable options was $14.80 as of December 29, 2012.

	Options Outstanding	Outstanding Weighted Average Exercise Price	Options Exercisable
Balance at December 31, 2011	3,375,457	$ 12.58	2,146,153
Granted	534,994	22.41	
Exercised	(904,751)	10.69	
Expired/forfeited	(63,053)	19.57	
Balance at December 29, 2012	2,942,647	$ 14.80	1,496,237
Weighted average contractual term (in years)	7.0		5.3
Aggregate intrinsic value (in millions)	$ 26.1		$ 18.5

Employee Restricted Stock

As of December 29, 2012 and December 31, 2011, there was $2.8 million and $1.9 million in unrecognized compensation expense related to restricted stock, respectively.

The changes in restricted stock awards outstanding for the year ended December 29, 2012 are as follows:

	Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2011	152,402	$ 17.44
Granted	123,867	22.41
Exercised/vested	(42,685)	17.39
Expired/forfeited	(10,576)	19.64
Balance at December 29, 2012	223,008	$ 20.11

The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital. The weighted average grant date fair value for awards granted during 2012, 2011 and 2010 was $22.41, $17.45 and $21.49, respectively.

Non-Employee Director Stock Option Plan

In 1995, we adopted a Non-qualified Stock Option Plan for Non-Employee Directors ("Director Plan"). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. After December 28, 2002, there were no awards made under this plan. There were no options outstanding at December 29, 2012.

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
Balance at December 31, 2011	4,000	$ 13.61	4,000
Granted	—	—	
Exercised	(4,000)	13.61	
Expired/forfeited	—	—	
Balance at December 29, 2012	—	$ —	—

Non-Employee Director Restricted Stock Awards

In 2008, we adopted the Lance, Inc. 2008 Director Stock Plan ("2008 Director Plan"). The 2008 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the Company. The Board of Directors reserved 200,000 shares of common stock for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors and expires in April 2013. As of December 29, 2012, there were 56,000 shares available for future issuance under the 2008 Director Plan.

In 2012, we awarded 36,000 shares of common stock to our directors, at a grant date fair value of $25.19 and subject to certain vesting restrictions. During 2011 and 2010, we awarded 36,000 and 32,000 shares of common stock to our directors with grant date fair values of $21.67 and $18.02, respectively. Compensation costs associated with these restricted shares are amortized over the vesting or service period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital.

Employee Stock Purchase Plan
We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and employer contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. We contributed $0.1 million to the employee stock purchase plan during 2012 and less than $0.1 million in each of 2011 and 2010.

2010 Change in Control
The Merger triggered a "change in control" event in 2010 as a result of our stockholders approval of the issuance of shares in connection with the Merger. The majority of our incentive plans have a change in control provision, resulting in the acceleration of vesting in incentive plan awards. In addition, these equity incentive plans contain provisions that permit outstanding equity compensation awards to be equitably adjusted in the event of a special cash dividend. Accordingly, the exercise prices of stock option awards outstanding at the Merger date were reduced by $2.27 to reflect the change in the market price of the options prior to and on the ex-dividend date.

NOTE 6. INVESTMENTS

We own a noncontrolling equity interest in Late July Snacks LLC ("Late July"), an organic snack food company. This investment is reflected in other noncurrent assets on the Consolidated Balance Sheets. During 2012, equity method losses were less than $0.1 million while in 2011 and 2010 equity method losses were approximately $0.1 million and $0.2 million, respectively, and have been recorded in other income/expense, net on the Consolidated Statements of Income. We also manufacture products for Late July. Contract manufacturing revenue was approximately $4.3 million, $4.5 million and $3.9 million during 2012, 2011 and 2010, respectively. Accounts receivable due from Late July totaled $0.5 million and $0.4 million at December 29, 2012 and December 31, 2011, respectively.

As of December 29, 2012 and December 31, 2011, we had $4.6 million and $7.0 million, respectively, in long-term investments consisting of limited partnerships and real estate investment trusts. During the fourth quarter of 2012, we sold one of these investments for approximately $1.4 million resulting in an immaterial gain. During the first quarter of 2011, one of these investments was sold for approximately $1.0 million resulting in an immaterial loss. Since our ownership interests are less than 5%, these investments are recorded at cost and adjusted for impairments considered other than temporary. Distributions received are recorded as either a return of capital or as investment income.

NOTE 7. INVENTORIES

Inventories as of December 29, 2012 and December 31, 2011 consisted of the following:

(in thousands)	**2012**	**2011**
Finished goods	**$ 74,627**	$ 60,488
Raw materials	**19,307**	19,968
Maintenance parts, packaging and supplies	**24,322**	25,805
Total inventories	**$ 118,256**	$ 106,261

The increase in finished goods inventory from 2011 to 2012 was primarily due to the acquisition of Snack Factory, which accounted for $11.7 million of the finished goods inventory at December 29, 2012.

NOTE 8. FIXED ASSETS

Fixed assets as of December 29, 2012 and December 31, 2011 consisted of the following:

(in thousands)	2012	2011
Land and land improvements	**$ 28,432**	$ 28,842
Buildings and building improvements	**135,065**	133,769
Machinery, equipment and computer systems	**416,412**	406,701
Trucks and automobiles	**31,907**	50,725
Furniture and fixtures	**12,158**	10,573
Construction in progress	**41,257**	14,339
	$ 665,231	$ 644,949
Accumulated depreciation	**(331,053)**	(328,648)
	334,178	316,301
Fixed assets held for sale	**(2,793)**	(3,258)
Fixed assets, net	**$ 331,385**	$ 313,043

Depreciation expense related to fixed assets was $47.9 million during 2012, $51.3 million during 2011 and $39.1 million during 2010.

During the year ended December 29, 2012, $4.3 million in fixed asset impairment charges were recorded. The impairment charges recognized were primarily related to machinery and equipment located at the Cambridge, Ontario manufacturing facility which is closing in May 2013. Fixed asset impairment charges were $12.7 million for the year ended December 31, 2011, and $0.6 million for the year ended January 1, 2011.

The land and building in Corsicana, Texas make up the majority of fixed assets held for sale in the Consolidated Balance Sheets as of December 29, 2012. As of December 31, 2011, fixed assets held for sale consisted primarily of route trucks for sale in connection with the IBO conversion.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended December 29, 2012 and December 31, 2011, are as follows:

(in thousands)	Carrying Amount
Balance as of January 1, 2011	$ 376,281
Purchase price adjustments	2,267
Business acquisitions (see Note 3)	10,074
Goodwill acquired in the purchase of route businesses	8,810
Goodwill attributable to the sale of route businesses	(11,812)
Goodwill allocated to route businesses held for sale	(16,774)
Change in foreign currency exchange rate	(993)
Balance as of December 31, 2011	$ 367,853
Business acquisitions (see Note 3)	172,338
Goodwill acquired in the purchase of route businesses	7,478
Goodwill attributable to the sale of route businesses	(22,764)
Change in goodwill allocated to route businesses held for sale	14,449
Change in foreign currency exchange rate	1,035
Balance as of December 29, 2012	$ 540,389

As of December 29, 2012 and December 31, 2011, acquired intangible assets consisted of the following:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 29, 2012:			
Customer and contractual relationships – amortized	$ 148,956	$ (10,524)	$ 138,432
Non-compete agreement – amortized	100	(10)	90
Reacquired rights – amortized	3,100	(544)	2,556
Patents – amortized	8,600	(165)	8,435
Routes – unamortized	20,161	—	20,161
Trademarks – unamortized	362,587	(526)	362,061
Balance as of December 29, 2012	$ 543,504	$ (11,769)	$ 531,735
As of December 31, 2011:			
Customer relationships – amortized	$ 69,468	$ (5,252)	$ 64,216
Non-compete agreement – amortized	500	(500)	—
Reacquired rights – amortized	3,100	(156)	2,944
Routes - unamortized	14,641	—	14,641
Trademarks – unamortized	294,787	(526)	294,261
Balance as of December 31, 2011	$ 382,496	$ (6,434)	$ 376,062

Intangible assets subject to amortization are being amortized over a weighted average useful life of 18.1 years. The intangible assets related to customer and contractual relationships are being amortized over a weighted average useful life of 18.8 years and will be amortized through October 2032. The intangible assets related to patents are being amortized over 11 years and reacquired rights are being amortized over 8 years. Amortization expense related to intangibles was $5.8 million, $4.1 million and $1.0 million for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, respectively. We estimate that annual amortization expense for these intangible assets will be approximately $9.7 million per year for 2013 and 2014, $9.5 million for 2015, $9.4 million for 2016 and $9.1 million for 2017.

In the fourth quarter of 2012, we completed the acquisition of Snack Factory. Of the $343.4 million purchase price, $171.3 million was allocated to goodwill, $75.4 million to indefinite-lived trademarks, $79.1 million to customer relationships which are being amortized over 20 years, $8.6 million to patents which are being amortized over 11 years and $0.1 million to a non-compete agreement which is being amortized over 2 years. See Note 3 for additional information related to the acquisition.

Routes and trademarks are deemed to have indefinite useful lives because they are expected to generate cash flows indefinitely. Although not amortized, they are reviewed for impairment as conditions change or at least on an annual basis. In 2012, we incurred $7.6 million in impairment charges on two of our trademarks. This impairment was necessary as the Company made a decision to replace a portion of the sales of these branded products with other, more recognizable, brands in our portfolio. While our annual impairment testing did not result in any additional impairment, there continue to be certain trademarks, including the two which were partially impaired, that have a fair value which approximates the book value. Any changes in the use of these trademarks or the sales volumes of the associated products could result in an impairment charge. In addition, the trademark acquired in the Snack Factory acquisition will require significant revenue growth in future years in order to maintain its current fair value. Although we believe this rate of revenue growth is reasonable, any reduction in growth or growth expectations could result in impairment of the associated trademark.

The fair value of trademarks measured on a nonrecurring basis, classified as Level 3, represents certain trademarks which were impaired in the fourth quarter, reducing their book value to fair value. The fair value determinations were made using the relief-from-royalty method under the income approach, which requires us to estimate unobservable factors such as a royalty rate and discount rate and identify relevant projected revenues. The fair value of these trademarks was $8.0 million at December 29, 2012.

The changes in the carrying amount of routes for the fiscal years ended December 29, 2012 and December 31, 2011, are as follows:

(in thousands)	Carrying Amount
Balance of routes as of January 1, 2011	$ 50,485
Purchases of route businesses, exclusive of goodwill acquired	22,988
Sales of route businesses	(21,042)
Routes allocated to assets held for sale	(37,790)
Balance of routes as of December 31, 2011	14,641
Purchases of route businesses, exclusive of goodwill acquired	21,463
Sales of route businesses	(48,797)
Change in routes allocated to assets held for sale	32,854
Balance of routes as of December 29, 2012	$ 20,161

Routes and associated goodwill allocated to assets held for sale represent assets available for sale in their present condition and for which actions to complete a sale have been initiated. As of December 29, 2012, $4.9 million of route intangibles and $2.3 million of goodwill are included in assets held for sale in the Consolidated Balance Sheets. As of December 31, 2011, $37.8 million in route intangibles and $16.8 million of goodwill were included in assets held for sale.

NOTE 10. LONG-TERM DEBT

Debt outstanding as of December 29, 2012 and December 31, 2011 consisted of the following:

(in thousands)	2012	2011
Unsecured U.S. term loan due September 2016, interest payable based on the 30-day Eurodollar rate, plus an applicable margin of 1.70% (Average rate of 1.91% at December 29, 2012, including applicable margin)	$ 325,000	$ —
Unsecured U.S. Dollar-denominated revolving credit facility due December 7, 2015, interest payable based on the weighted-average 30-day Eurodollar rate, plus applicable margin of 1.30% (Average rate of 1.63% at December 29, 2012, including applicable margin)	100,000	145,000
Private placement senior notes with $100 million due June 2017, interest payable based on fixed rate of 5.72%, including a fair value adjustment of $4.7 million, net of amortization since the merger date	104,664	105,705
Secured bank loan due October 2015, interest payable based on 1-month LIBOR plus applicable margin of 0.35% (0.56% at December 29, 2012, including applicable margin)	3,341	4,416
Secured bank loan due November 2013, interest payable based on 1-month LIBOR plus applicable margin of 0.85% (1.06% at December 29, 2012, including applicable margin)	917	1,917
Revolving equipment credit facility due May 2013, interest payable based on the 1-month LIBOR plus applicable margin of 2.00% (2.21% at December 29, 2012, including applicable margin)	1,127	968
Various unsecured loans due 2012, interest payable based on various fixed and variable rates ranging from 5.13% to 8.00%	—	159
Other	—	30
Total debt	535,049	258,195
Less current portion of long-term debt	(20,462)	(4,256)
Total long-term debt	$ 514,587	$ 253,939

A new unsecured term loan ("Term Loan") of $325 million that matures in September 2016 was entered into to fund the acquisition of Snack Factory. The Term Loan has covenants that are no more restrictive than our current outstanding loan agreements. The Term Loan requires quarterly principal payments of approximately $4.1 million and incurs interest based on the 30-day Eurodollar rate plus the applicable margin between 1.00% and 1.70%. The applicable margin is dependent upon our total debt to EBITDA ratio and begins at 1.70%. Debt issuance costs associated with the Term Loan of $2.0 million were deferred and are being amortized over the four year life of the loan.

Annual aggregate long-term debt maturities are: $20.5 million in 2013; $18.5 million in 2014; $118.3 million in 2015; $277.3 million in 2016; $100.4 million in 2017; and $0 million thereafter.

Our existing credit agreement allows us to make revolving credit borrowings of up to $265 million through December 2015. As of December 29, 2012 and December 31, 2011, we had available $165 million and $120 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100 million during the life of the facility. The applicable margin is determined by certain financial ratios. The credit agreement also requires us to pay a facility fee on the entire $265 million revolver ranging from 0.175% to 0.350% based on certain financial ratios.

Including the effect of interest rate swap agreements, the weighted average interest rate for 2012 and 2011 was 2.70% and 3.80%, respectively. See Note 11 for further information on our interest rate swap agreements.

The credit agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.50. At December 29, 2012, our debt to EBITDA ratio was 3.1, and our interest coverage ratio was 11.1. In addition, our revolving credit agreement restricts our payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. As of December 29, 2012, our consolidated stockholders' equity was $872.2 million. We were in compliance with these covenants at December 29, 2012. The private placement agreement for $100 million of senior notes assumed as part of the Merger has provisions no more restrictive than the revolving credit agreement. Total interest expense under all credit agreements for 2012, 2011 and 2010 was $9.7 million, $10.7 million and $3.9 million, respectively.

The fair value of outstanding debt, including current maturities, was approximately $544 million and $269 million for December 29, 2012 and December 31, 2011, respectively. The Level 2 fair value estimates were based on similar debt with the same maturities, company credit rating and interest rates.

NOTE 11. DERIVATIVE INSTRUMENTS

We are exposed to certain risks relating to our ongoing business operations. We use derivative instruments to manage interest rate and foreign exchange risks.

Financial instruments are not used for speculative purposes. If we elect to do so, and if the instrument meets certain criteria, management designates its derivatives as cash flow hedges. For designated cash flow hedges, the effective portion of the change in fair value is included in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the Consolidated Balance Sheets. The ineffective portion of the gain or loss, if any, is immediately recognized in the same caption where the hedged items are recognized in the Consolidated Statements of Income.

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs as of December 29, 2012 and December 31, 2011 is as follows:

(in thousands)	**Balance Sheet Location**	**2012**	**2011**
Interest rate swaps	***Other payables and accrued liabilities***	**$ (15)**	$ —
Interest rate swaps	*Other noncurrent liabilities*	**(1,575)**	(1,309)
Foreign currency forwards	***Prepaid expenses and other current assets***	**—**	126
Total fair value of derivative instruments		**$ (1,590)**	$ (1,183)

Interest Rate Swaps

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable-rate debt. The fair value of interest rate swaps is determined utilizing a market approach model using the notional amount of the interest rate swaps and the observable inputs of time to maturity and interest rates. The notional amount of the interest rate swaps designated as hedging instruments as of December 29, 2012 and December 31, 2011 was $54.3 million and $56.3 million, respectively.

In October 2011, we entered into an interest rate swap agreement on $50 million of debt in order to fix the interest rate at 1.32%, plus applicable margin, through November 2015. The applicable margin on December 29, 2012, was 1.30%. The fair value of the interest rate swap liability was $1.4 million at December 29, 2012 and $0.9 million at December 31, 2011.

We assumed interest rate swaps with a remaining notional amount of $4.3 million in connection with the Merger, which are used to manage the exposure to changing interest rates, through October 2015. The fair value of the interest rate swap liabilities was $0.2 million at December 29, 2012 and $0.4 million at December 31, 2011.

While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $0.8 million lower without these swaps during 2012. These swaps are accounted for as cash flow hedges.

Foreign Currency Forwards

We have exposure to foreign exchange rate fluctuations through the operations of our Canadian subsidiary. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of its costs, such as raw materials and direct labor, are denominated in Canadian dollars. We enter into derivative forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts matured in December 2012. The fair value of the forward contracts was determined utilizing a market approach model using the notional amount of the foreign currency forwards and the observable inputs of time to maturity and exchange rates. The notional amount for foreign currency forwards decreased to zero at December 29, 2012, from $18.1 million at December 31, 2011, due to the maturity of the contracts.

The pre-tax income/(expense) effect of derivative instruments on the Consolidated Statements of Income for the years ended December 29, 2012 and December 31, 2011 is as follows:

(in thousands)	**Income Statement Location**	**2012**	**2011**
Interest rate swaps	*Interest expense, net*	$ (753)	$ (2,300)
Foreign currency forwards	*Net revenue*	631	201
Foreign currency forwards	*Other income/expense, net*	(48)	(29)
Total net pre-tax expense from derivative instruments		$ (170)	$ (2,128)

The changes in unrealized losses, net of income tax, included in other comprehensive income due to fluctuations in interest rates and foreign exchange rates for the years ended December 29, 2012 and December 31, 2011 were as follows:

	Gain/(Loss)	
(in thousands)	**2012**	**2011**
Interest rate swaps	$ (463)	$ 768
Foreign currency forwards	(126)	(130)
Total change in unrealized losses from derivative instruments, net of income tax (effective portion)	$ (589)	$ 638

NOTE 12. INCOME TAXES

Income tax expense for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 consists of the following:

(in thousands)	**2012**	**2011**	**2010**
Current:			
Federal	$ 47,055	$ 10,109	$ (11,491)
State and other	6,934	3,124	(2,101)
Foreign	1,433	1,845	995
	$ 55,422	$ 15,078	$ (12,597)
Deferred:			
Federal	$ (13,939)	$ 11,787	$ 17,144
State and other	(1,144)	(5,494)	799
Foreign	(196)	(267)	285
	$ (15,279)	$ 6,026	$ 18,228
Income tax expense	$ 40,143	$ 21,104	$ 5,631

During 2011, the Company undertook a comprehensive restructuring of the legal entities within the Snyder's-Lance consolidated group to align the legal entity structure with the Company's business. As a result of this restructuring, our net deferred tax liability is expected to reverse at a state rate which is lower than the rate at which the liabilities were established. This resulted in a benefit recorded to our deferred state tax expense in 2011.

Reconciliations of the federal income tax rate to our effective income tax rate for the years ended December 29, 2012, December 31, 2011 and January 1, 2011 are as follows:

	2012	2011	2010
Statutory income tax rate	**35.0 %**	35.0 %	35.0 %
State and local income taxes, net of federal income tax benefit	**3.8 %**	(2.5)%	(10.4)%
Net favorable foreign income taxes as a result of tax adjustments and tax rate differences	**(0.5)%**	(0.8)%	(3.9)%
Non-deductible goodwill on sale of route businesses	**4.8 %**	4.7 %	— %
Other merger transaction costs	**— %**	— %	42.7 %
Non-deductible compensation	**— %**	— %	9.6 %
Deduction for inventory contributions	**(0.1)%**	(0.3)%	(3.6)%
Credit for research activities and propane fuel	**(0.1)%**	(2.0)%	(3.3)%
Meals and entertainment	**0.6 %**	0.9 %	3.6 %
IRC Section 199 deduction	**(2.2)%**	(1.1)%	(5.5)%
Change in uncertain tax positions	**(0.1)%**	2.3 %	0.1 %
Miscellaneous items, net	**(0.9)%**	(0.9)%	4.7 %
Effective income tax rate	**40.3 %**	35.3 %	69.0 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2012 and December 31, 2011, are presented below:

(in thousands)	2012	2011
Deferred tax assets:		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 13,022**	$ 16,562
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**4,716**	2,495
Other reserves, deductible when paid for income tax purposes, accrued for financial reporting purposes	**3,626**	4,361
Unrealized losses, deductible when realized for income tax purposes, included in other comprehensive income	**552**	334
Basis difference in fixed rate debt	**2,474**	2,814
Basis difference in noncurrent investments	**2,289**	1,485
Inventories, principally due to additional costs capitalized for income tax purposes	**3,085**	2,218
Net state and foreign operating loss and tax credit carryforwards	**4,855**	4,023
Total gross deferred tax assets	**$ 34,619**	$ 34,292
Less valuation allowance	**(485)**	(408)
Net deferred tax assets	**$ 34,134**	$ 33,884
Deferred tax liabilities:		
Fixed assets, principally due to differences in depreciation, net of impairment reserves	**$ (59,515)**	$ (78,714)
Intangible assets, principally due to differences in amortization and acquisition basis differences	**(135,841)**	(126,762)
Inventories, principally due to change in method of accounting for inventory	**(647)**	(1,827)
Prepaid expenses and other costs deductible for tax, amortized for financial reporting purposes	**(2,543)**	(1,783)
Total gross deferred tax liabilities	**$ (198,546)**	$ (209,086)
Deferred income taxes	**$ (164,412)**	$ (175,202)

In the year ended December 29, 2012, we recorded a valuation allowance of $0.3 million against certain state net operating losses not expected to be utilized prior to expiration and released a valuation allowance of $0.2 million against certain state tax credits that expired prior to utilization. In the year ended December 31, 2011, we recorded a valuation allowance against certain state tax credits that we do not expect to utilize under the new legal entity structure of approximately $0.4 million.

As of December 29, 2012, we have approximately $7.0 million of state tax loss carryforwards available to offset future taxable income in various jurisdictions. These loss carryforwards expire at various times between 2017 and 2032. We believe it is more likely than not that most of these loss carryforwards will be realized through future taxable income or tax planning strategies. However, there are certain state tax loss carryforwards for which a valuation allowance of $0.3 million was established during 2012, because these losses are not expected to be utilized prior to their expiration.

As of December 29, 2012, we have approximately $0.2 million of state tax credits available to offset future tax in various jurisdictions. These credit carryforwards expire at various times between 2013 and 2021. Because it is more likely than not that these credits will not be utilized, we have recorded a valuation allowance against these credits. As of December 31, 2011, the credits and offsetting valuation allowance were $0.4 million. The amount of credit and offsetting valuation allowance decreased by $0.2 million during 2012 to $0.2 million as of December 29, 2012.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, business credits available in the various jurisdictions in which we operate and permanent tax differences. Significant judgment is required in evaluating tax positions that affect the annual tax rate. The effective income tax rate continues to be higher than the statutory rate primarily due to a higher taxable gain on the sale of route businesses as a result of non-deductible goodwill.

Income before income taxes from our Canadian operations for 2012, 2011 and 2010 was $4.9 million, $5.9 million and $4.6 million, respectively. Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $8.1 million at December 29, 2012 ($4.4 million at December 31, 2011). These earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

We have recorded gross unrecognized tax benefits as of December 29, 2012 totaling $6.0 million and related interest and penalties of $2.3 million in other noncurrent liabilities on the Consolidated Balance Sheets. Of this total amount, $6.7 million would affect the effective tax rate if subsequently recognized. We expect that certain income tax audits will be settled and various tax authorities' statutes of limitations will expire during the next twelve months resulting in a potential $2.1 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

Jurisdiction	Open Years
U.S. federal	2008 and forward
Canada federal	2007 and forward
Ontario provincial	2005 and forward
North Carolina	2009 and forward
New York	2007 and forward
Illinois	2008 and forward

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

(in thousands)	Amount
Balance at January 1, 2011	$ 3,850
Additions for tax positions taken during the current period	1,817
Additions for tax positions recorded in purchase accounting	1,219
Reductions resulting from settlements	(389)
Reductions resulting from a lapse of the statute of limitations	(358)
Balance at December 31, 2011	$ 6,139
Additions for tax positions taken during the current period	655
Reductions resulting from a lapse of the statute of limitations	(763)
Balance at December 29, 2012	$ 6,031

NOTE 13. POSTRETIREMENT BENEFIT PLANS

Beginning in 2012, all Snyder's-Lance, Inc. employees were eligible to participate in one common, company-wide defined contribution retirement plan. This 401(k) plan replaced the plans referenced below and provides participants with matching contributions equal to 100% of the first 4% of qualified wages and 50% of the next 1% of qualified wages. Total expenses associated with this employee retirement plan were $11.0 million in 2012.

During fiscal years 2011 and 2010, we had a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covered substantially all of our employees. The PSR portion of the plan provided contributions equal to 3.25% of qualified wages if a participant had less than ten years of service, and 3.5% of qualified wages if over ten years of service. The 401(k) portion of the plan provided participants with matching contributions equal to 50% of the participant contributions on the first 5% of qualified wages. We also had a defined contribution retirement plan (known as the Snyder's of Hanover, Inc. Contributory Retirement Plan 401(k) Plan). All of Snyder's full-time and part-time employees were eligible to participate in this plan, which provided participants with matching contributions equal to 70% of the first 6% of qualified wages. Total expenses for these employee retirement plans were $11.7 million and $9.7 million in 2011 and 2010, respectively.

NOTE 14. COMMITMENTS AND CONTINGENCIES

Contractual Obligations

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments under these agreements totaled $8.5 million and $8.7 million at December 29, 2012 and December 31, 2011, respectively.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements were $8.0 million and $7.5 million as of December 29, 2012 and December 31, 2011, respectively. The maximum aggregate unrecognized commitment for both the change in control and severance agreements as of December 29, 2012 and December 31, 2011 was $12.7 million and $16.2 million, respectively. In addition, our long-term incentive plans have change in control provisions which would result in $8.9 million of additional compensation expense in the event of a change in control on December 29, 2012.

We lease certain facilities and equipment under contracts classified as operating leases. Total rental expense was $23.9 million in 2012, $22.0 million in 2011 and $9.8 million in 2010.

Future minimum lease commitments for operating leases at December 29, 2012 were as follows:

(in thousands)	Amount
2013	$ 16,657
2014	13,890
2015	10,534
2016	6,865
2017	4,287
Thereafter	5,992
Total operating lease commitments	$ 58,225

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $18.9 million as of December 29, 2012 and $16.1 million as of December 31, 2011.

In order to mitigate the risks of volatility in commodity markets to which we are exposed, we have entered into forward purchase agreements with certain suppliers based on market prices, forward price projections and expected usage levels. Purchase commitments for inventory totaled $202.0 million as of December 29, 2012. We currently contract from approximately three to twelve months in advance for all major ingredients and packaging.

Guarantees

We currently guarantee loans made to IBOs by third party financial institutions for the purchase of distribution routes and trucks. The outstanding aggregate balance on these loans was approximately $109.7 million as of December 29, 2012 compared to approximately $40.6 million as of December 31, 2011. The significant increase in the number of guaranteed loans is due to the IBO conversion. The annual maximum amount of future payments we could be required to make under the guarantee equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year. These loans are collateralized by the routes and trucks for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default, and we have not recorded any liability associated with this guarantee.

Legal Matters

On January 19, 2012, a purported class action was filed in the United States District Court for the District of New Jersey by Joseph A. McPeak individually and allegedly on behalf of other similarly situated individuals against S-L Distribution Company, Inc., a subsidiary of the Company. The complaint alleges a single cause of action for damages for violations of New Jersey's Franchise Practices Protection Act. The Company's motion to dismiss the Plaintiff's complaint was granted on December 20, 2012, but the Court permitted the Plaintiff to file a motion to amend his complaint. The Plaintiff filed a motion to amend on January 5, 2013, and the Company filed an objection. The Court denied the Plaintiff's motion to amend as the Plaintiff had appealed. The Company intends to vigorously defend this action.

In addition, we are currently subject to various lawsuits and environmental matters arising in the normal course of business. In our opinion, such claims should not have a material effect upon our consolidated financial statements taken as a whole.

NOTE 15. RELATED PARTY TRANSACTIONS

We own 51% of Patriot Snacks Real Estate, LLC ("Patriot") and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 49% is owned by an employee.

We own 80% of Michaud Distributors, Inc. ("Michaud"), which distributes our products in the northeastern United States, and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 20% is owned by two employees. As of December 29, 2012, we have notes receivable from stockholders and employees of Michaud of $0.2 million compared to $0.3 million as of December 31, 2011. The notes are unsecured, due upon demand, and bear interest at the best rate available to Michaud by its primary commercial lenders.

In 2010, as required by the Merger agreement, Snyder's split dollar life insurance policies were purchased by irrevocable trusts for $2.4 million. The grantors of these trusts are directors of the Company. There were no gains or losses realized by the Company as a result of this transaction.

ARWCO Corporation, MAW Associates, LP and Warehime Enterprises, Inc. are significantly owned or controlled by the Chairman of the Board of Snyder's-Lance, Inc. or direct family members. Among other unrelated business activities, these entities provide financing to IBOs for the purchase of trucks and routes. We have entered into loan service agreements with these related parties that allow us to repurchase certain distribution assets in the event an IBO defaults on a loan with the related party. We are required to repurchase the assets 30 days after default at the value as defined in the loan service agreement which should approximate fair market value. As of December 29, 2012, there were outstanding loans made to IBOs by the related parties of approximately $37.0 million. This compared to $35.5 million in loans outstanding as of December 31, 2011. Our Chairman of the Board also serves as an officer and/or director of these entities. Transactions with these related parties are primarily related to the collection and remittance of loan payments on notes receivable held by the affiliates. We are reimbursed for certain overhead and administrative services associated with the services provided to these related parties. The receivables from, payables to and administrative fee from these entities are not significant for any period presented.

One of our directors, C. Peter Carlucci, Jr., is a member of Eckert Seamans Cherin & Mellott, LLC ("Eckert"), which serves as one of our outside legal firms. There were $0.2 million in payments made to Eckert for the year ended December 29, 2012, and $0.3 million for the year ended December 31, 2011.

NOTE 16. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income presented in the Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011 consists of the following:

(in thousands)	2012	2011
Foreign currency translation adjustment	**$ 15,960**	$ 14,189
Net unrealized loss on derivative instruments, net of tax	**(842)**	(470)
Accumulated other comprehensive income	**$ 15,118**	$ 13,719

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

NOTE 17. SEGMENT REPORTING

We operate in one business segment: the manufacturing, distribution, marketing and sale of snack food products. We define business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker ("CODM") in order to assess performance and allocate resources. Our CODM is the Company's President and Chief Operating Officer. Characteristics of our organization which were relied upon in making this determination include the similar nature of all of the products that we sell, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

Net revenues by product category are as follows:

(in thousands)	2012	2011	2010
Branded	**$ 955,540**	$ 943,222	$ 569,501
Partner brands	**283,124**	283,417	19,510
Private brands	**291,084**	312,532	303,166
Other	**88,886**	95,865	87,658
Net revenue	**$ 1,618,634**	$ 1,635,036	$ 979,835

NOTE 18. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

Geographic Information

Substantially all of our sales are to U.S. customers. Revenues are attributable to the United States and Canada based on the country in which the product is produced. Net revenues by country for the years ended December 29, 2012, December 31, 2011 and January 1, 2011, are as follows:

(in thousands)	2012	2011	2010
Country:			
United States	**$ 1,564,338**	$ 1,582,967	$ 929,653
Canada	**54,296**	52,069	50,182
Net revenue	**$ 1,618,634**	$ 1,635,036	$ 979,835

Long-lived assets, comprised of fixed assets, goodwill, other intangible assets and other noncurrent assets, located in the United States and Canada as of December 29, 2012 and December 31, 2011, are as follows:

(in thousands)	2012	2011
Country:		
United States	**$ 1,368,836**	$ 1,021,501
Canada	**57,163**	57,261
Total	**$ 1,425,999**	$ 1,078,762

Significant Customers

Sales to our largest retailer, Wal-Mart Stores, Inc., were approximately 18% of net revenues in both 2012 and 2011, and 23% of net revenues in 2010. The decrease in the percentage of revenue attributable to Wal-Mart Stores, Inc. relative to 2010 was driven by the Merger. In addition, third-party distributors, which account for approximately 14% of sales, purchase and resell our products to retailers including Wal-Mart Stores, Inc. thereby increasing our sales attributable to Wal-Mart Stores, Inc. by an amount we are unable to estimate. Accounts receivable at December 29, 2012 and December 31, 2011, included receivables from Wal-Mart Stores, Inc. totaling $25.9 million and $24.8 million, respectively.

NOTE 19. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows:

	2012 Interim Period Ended			
(in thousands, except per share data)	March 31 (13 Weeks)	June 30 (13 Weeks)	September 29 (13 Weeks)	December 29 (13 Weeks)
Net revenue	$ 392,843	$ 399,400	$ 406,565	$ 419,826
Cost of sales [1]	265,460	267,482	269,626	277,209
Gross margin	127,383	131,918	136,939	142,617
Selling, general and administrative [2]	110,703	107,649	106,512	115,733
Impairment charges	—	127	80	11,655
Gain on sale of route businesses, net	(9,287)	(10,882)	(1,427)	(739)
Other (income)/expense, net	(89)	(572)	537	(283)
Income before interest and income taxes	26,056	35,596	31,237	16,251
Interest expense, net	2,263	2,303	1,692	3,229
Income before income taxes	23,793	33,293	29,545	13,022
Income tax expense	9,469	13,828	11,634	5,212
Net income	14,324	19,465	17,911	7,810
Net income attributable to noncontrolling interests	111	140	146	28
Net income attributable to Snyder's-Lance, Inc.	$ 14,213	$ 19,325	$ 17,765	$ 7,782
Net income/(loss) per common share – basic	$ 0.21	$ 0.28	$ 0.26	$ 0.11
Weighted average shares outstanding – basic	67,912	68,294	68,598	68,725
Net income/(loss) per common share – diluted	$ 0.21	$ 0.28	$ 0.26	$ 0.11
Weighted average shares outstanding – diluted	69,053	69,319	69,526	69,586
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

	2011 Interim Period Ended			
(in thousands, except per share data)	April 2 (13 Weeks)	July 2 (13 Weeks)	October 1 (13 Weeks)	December 31 (13 Weeks)
Net revenue	$ 388,471	$ 412,541	$ 421,897	$ 412,127
Cost of sales [3]	247,299	268,904	280,892	268,012
Gross margin	141,172	143,637	141,005	144,115
Selling, general and administrative [4]	120,905	137,134	126,816	110,412
Impairment charges	—	10,119	—	2,585
Gain on sale of route businesses, net	(89)	(237)	(3,462)	(5,652)
Other expense/(income), net	128	263	(779)	1,381
Income/(loss) before interest and income taxes	20,228	(3,642)	18,430	35,389
Interest expense, net	2,660	2,367	3,037	2,496
Income/(loss) before income taxes	17,568	(6,009)	15,393	32,893
Income tax expense/(benefit)	6,525	(2,303)	6,608	10,274
Net income/(loss)	11,043	(3,706)	8,785	22,619
Net income attributable to noncontrolling interests	194	142	(45)	192
Net income attributable to Snyder's-Lance, Inc.	$ 10,849	$ (3,848)	$ 8,830	$ 22,427
Net income/(loss) per common share – basic	$ 0.16	$ (0.06)	$ 0.13	$ 0.33
Weighted average shares outstanding – basic	66,732	67,365	67,706	67,798
Net income/(loss) per common share – diluted	$ 0.16	$ (0.06)	$ 0.13	$ 0.33
Weighted average shares outstanding – diluted	68,060	67,365	68,787	68,882
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

Footnotes:

(1) During the fourth quarter, we incurred severance costs and professional fees related to Merger and integration activities of $0.3 million. The fourth quarter also includes $2.3 million of severance expense related to the closing of our Cambridge, Ontario manufacturing facility. We also incurred expenses related to the closing of our Corsicana, Texas manufacturing facility of $1.4 million and $0.6 million in the first and second quarters, respectively.

(2) We incurred severance costs and professional fees related to Merger and integration activities of $1.5 million, $0.2 million, $0.2 million and $1.6 million in the first, second, third and fourth quarters, respectively. The third quarter also includes $0.6 million in severance related to the closing of our Greenville, TX distribution facility. We also incurred expenses associated with the acquisition of Snack Factory of $0.5 million and $1.3 million in the third and fourth quarters, respectively.

(3) We incurred severance costs and professional fees related to Merger and integration activities of $1.1 million in the fourth quarter. Additionally, during the fourth quarter, we recorded a $4.9 million reduction in expense related to our transition to a standard vacation plan for the merged company.

(4) We incurred severance costs and professional fees related to Merger and integration activities of $1.6 million, $13.2 million, $3.4 million and $0.3 million in the first, second, third and fourth quarters, respectively. During the fourth quarter, we also recorded a $5.0 million reduction in expense related to our transition to a standard vacation plan for the merged company.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 29, 2012, December 31, 2011 and January 1, 2011

(in thousands)	Beginning Balance	Additions/ (Reductions) to Expense or Other Accounts	Deductions	Ending Balance
Fiscal year ended December 29, 2012:				
Allowance for doubtful accounts	$ 1,884	1,479	(1,204)	$ 2,159
Deferred tax asset valuation allowance	$ 408	305	(228)	$ 485
Fiscal year ended December 31, 2011:				
Allowance for doubtful accounts	$ 2,899	402	(1,417)	$ 1,884
Deferred tax asset valuation allowance	$ 500	408	(500)	$ 408
Fiscal year ended January 1, 2011:				
Allowance for doubtful accounts	$ 972	2,649	(722)	$ 2,899
Deferred tax asset valuation allowance	$ 193	307 *	—	$ 500

* Represents $452 assumed from the Merger with Snyder's, offset by $145 reduction to expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Snyder's-Lance, Inc. (the Company) as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule "Valuation and Qualifying Accounts." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2012 and December 31, 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
February 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited Snyder's-Lance, Inc.'s (the Company) internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

The Company acquired Snack Factory on October 11, 2012, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 29, 2012, Snack Factory's internal control over financial reporting associated with total assets and net revenues of 20.4% and 1.7%, respectively, included in the consolidated financial statements of the Company as of and for the year ended December 29, 2012. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Snack Factory.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 29, 2012, and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
February 25, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 29, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 29, 2012. Our evaluation did not include the internal controls over financial reporting of Snack Factory, which was acquired on October 11, 2012. Total assets and net revenues for the acquisition represent 20.4% and 1.7%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 29, 2012.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, and pursuant to Rule 13a – 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we conducted an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a – 15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 29, 2012.

Our management assessed the effectiveness of our internal control over financial reporting as of December 29, 2012. See page 54 for "*Management's Report on Internal Control over Financial Reporting*." Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 53.

There have been no changes in our internal control over financial reporting during the quarter ended December 29, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Items 10 through 14 are incorporated by reference to the sections captioned Security Ownership of Principal Stockholders and Management, Proposal 1—Election of Directors, Corporate Governance, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plan Information, Director Compensation, Executive Compensation, Related Person Transactions and Ratification of Selection of Independent Public Accounting Firm in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2013 and Item X in Part I of this Annual Report captioned Executive Officers of the Registrant.

Code of Ethics
We have adopted a Code of Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.snyderslance.com.

We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following financial statements are filed as part of this report:

(a) 2. Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3. Exhibit Index.

2.1 Agreement and Plan of Merger, dated as of July 21, 2010, among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

2.2 Amendment No. 1 to Agreement and Plan of Merger among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., dated as of September 30, 2010, incorporated herein by reference to Exhibit 2.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

2.3 Stock and Membership Interest Purchase Agreement, dated as of September 3, 2012, by and among Snack Factory, LLC, Princeton Vanguard, LLC, VMG Snack Factory Blocker, Inc., The Snack Factory, LLC, VMG Tax-Exempt, L.P., VMG Equity Partners GP, L.P., S-L Snacks National, LLC, and Snyder's-Lance, Inc., incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on October 17, 2012 (File No. 0-398).

3.1 Restated Articles of Incorporation of Snyder's-Lance, Inc., as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Articles of Amendment to Restated Articles of Incorporation of Snyder's-Lance, Inc., incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

3.3 Bylaws of Snyder's-Lance, Inc., as amended through December 6, 2010, incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Amended and Restated Note Purchase Agreement, dated as of December 7, 2010, among the Registrant, Snyder's of Hanover, Inc., Snyder's Manufacturing, Inc. and each of the note holders named therein, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.1 Voting Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime, Patricia A. Warehime and Charles E. Good, incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.2 Standstill Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.3 Amendment No. 1 to Standstill Agreement among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, effective as of September 30, 2010, incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.4 Amendment No. 2 to Standstill Agreement, dated as of September 20, 2011, among Snyder's-Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 23, 2011 (File No. 0-398).

10.5 Amendment No. 3 to Standstill Agreement, dated as of December 19, 2011, among Snyder's-Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 21, 2011 (File No. 0-398).

10.6 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.7 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.8 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.9 Lance, Inc. 2007 Key Employee Incentive Plan, as amended effective May 4, 2010, incorporated herein by reference to Annex A of the Registrant's Proxy Statement filed on February 26, 2010 (File No. 0-398).

10.10 Lance, Inc. 2008 Director Stock Plan, incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on May 15, 2008 (File No. 333-150931).

10.11 Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan, incorporated herein by reference to Annex A attached to the Registrant's Definitive Proxy Statement filed on March 28, 2012 (File No. 0-398).

10.12 Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan, incorporated herein by reference to Annex B attached to the Registrant's Definitive Proxy Statement filed on March 28, 2012 (File No. 0-398).

10.13 Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, as amended and restated effective January 2, 2005, incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.14 Amendment No. 1 to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, effective as of December 6, 2010, incorporated herein by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.15* Amended and Restated Snyder's-Lance, Inc. Compensation Deferral Plan, dated as of January 1, 2012, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.16* Amended and Restated Snyder's of Hanover Executive Deferred Compensation Plan, dated as of October 1, 2005, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.17* Snyder's-Lance, Inc. 2011 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.18* Snyder's-Lance, Inc. 2011 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.19* Snyder's-Lance, Inc. Long-Term Performance Incentive Plan for Officers and Key Managers, dated as of February 8, 2012, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.20* Snyder's-Lance, Inc. Annual Performance Incentive Plan for Officers, dated as of February 8, 2012, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.21* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.22* Executive Employment Agreement Amendment dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.23* Amended and Restated Compensation and Benefits Assurance Agreement dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.24* Form of Amended and Restated Compensation and Benefits Assurance Agreement between the Registrant and each of Rick D. Puckett and Blake W. Thompson, incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.25* Retention and Amendment Agreement, effective as of February 21, 2011, between the Registrant and Rick D. Puckett, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.26* Severance, Release and Amendment to Compensation Benefits Assurance Agreement, dated as of August 19, 2011, between the Registrant and Blake W. Thompson, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 24, 2011 (File No. 0-398).

10.27* Form of Executive Severance Agreement between the Registrant and each of Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.28* Form of Executive Severance Agreement between the Registrant and each of Carl E. Lee, Jr. and Kevin P. Henry, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.29* President Relocation Benefits Letter, dated April 9, 2012, between the Registrant and Carl E. Lee, Jr., incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.30* Chairman of the Board Compensation Letter, dated February 9, 2012, between the Registrant and Michael A. Warehime, incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (File No. 0-398).

10.31 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

10.32 First Amendment, dated March 19, 2010, to the Credit Agreement dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 2010 (File No. 0-398).

10.33 Second Amendment, dated December 7, 2010, to the Credit Agreement dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.34 Credit Agreement, dated as of December 7, 2010, among the Registrant, each of the lenders named therein, Bank of America, National Association, as administrative agent and issuing lender, and JP Morgan Chase Bank, N.A. and Manufacturers and Traders Trust Company, as co-syndication agents, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.35 Term Loan Credit Agreement, dated as of September 26, 2012, among the Registrant, each of the lenders named therein, Bank of America, N.A., as administrative agent, and Manufacturers and Traders Trust Company, as syndication agent, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 2, 2012 (File No. 0-398).

10.36 Amendment No. 1 to the Term Loan Credit Agreement, dated as of October 1, 2012, among the Registrant, Bank of America, N.A., in its capacity as administrative agent for the lenders, and each of the requisite lenders pursuant to the terms of the Credit Agreement, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 2, 2012 (File No. 0-398).

12 Computation of Ratio of Earnings to Fixed Charges, filed herewith.

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

101 The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) Notes to the consolidated financial statements.

---

* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNYDER'S-LANCE, INC.

Dated: February 25, 2013

By: /s/ David V. Singer
David V. Singer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David V. Singer David V. Singer	Chief Executive Officer (Principal Executive Officer) and Director	February 25, 2013
/s/ Carl E. Lee, Jr. Carl E. Lee, Jr.	President and Chief Operating Officer and Director	February 25, 2013
/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 25, 2013
/s/ Margaret E. Wicklund Margaret E. Wicklund	Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer)	February 25, 2013
/s/ Michael A. Warehime Michael A. Warehime	Chairman of the Board of Directors	February 25, 2013
/s/ W. J. Prezzano W. J. Prezzano	Lead Independent Director	February 25, 2013
/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 25, 2013

/s/ Peter P. Brubaker Peter P. Brubaker	Director	February 25, 2013
/s/ C. Peter Carlucci, Jr. C. Peter Carlucci, Jr.	Director	February 25, 2013
/s/ John E. Denton John E. Denton	Director	February 25, 2013
/s/ James W. Johnston James W. Johnston	Director	February 25, 2013
/s/ Dan C. Swander Dan C. Swander	Director	February 25, 2013
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 25, 2013
/s/ Patricia A. Warehime Patricia A. Warehime	Director	February 25, 2013

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

(in thousands, except ratios	2012	2011	2010	2009	2008
Income before income taxes	**$ 99,653**	$ 59,845	$ 8,162	$ 53,331	$ 28,788
Plus: Fixed Charges	**18,062**	18,049	7,297	5,853	5,209
Income available to cover fixed charges	**$ 117,715**	$ 77,894	$ 15,459	$ 59,184	$ 33,997
Ratio of earnings to fixed charges	**6.5**	4.3	2.1	10.1	6.5
Fixed charges:					
Interest expense	**$ 9,706**	$ 10,703	$ 4,022	$ 3,353	$ 3,162
Interest portion of rent expense [1]	**7,967**	7,346	3,275	2,345	1,765
Capitalized interest	**389**	—	—	155	282
Total fixed charges	**$ 18,062**	$ 18,049	$ 7,297	$ 5,853	$ 5,209

[1] One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

EXHIBIT 21

SUBSIDIARIES OF SNYDER'S-LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
S-L Snacks Real Estate, Inc. (1)	Pennsylvania
S-L Snacks National, LLC (3)	North Carolina
S-L Distribution Company, Inc.(3)	Delaware
Michaud Distributors (10)	Maine
SOH Transportation, LLC (4)	Pennsylvania
S-L Routes, LLC (4)	Pennsylvania
Snyder's of Delaware, Inc. (4)	Delaware
Patriot Snacks Real Estate, LLC (9)	Delaware
S-L Snacks IN, LLC (5)	North Carolina
S-L Snacks PN, LLC (5)	North Carolina
S-L Snacks NC, LLC (6)	North Carolina
S-L Snacks GA, LLC (6)	North Carolina
S-L Snacks FL, LLC (5)	North Carolina
S-L Snacks MA, LLC (5)	North Carolina
S-L Snacks PA, LLC (5)	North Carolina
S-L Snacks AZ, LLC (5)	North Carolina
S-L Snacks Private Brands, LLC (5)	North Carolina
S-L Logistics, LLC (5)	North Carolina
S-L Snacks OH, LLC (5)	North Carolina
S-L Snacks TX, LLC (5)	North Carolina
S-L Snacks IA, LLC (8)	North Carolina
Snack Factory Holding, Inc. (5)	Delaware
Princeton Vanguard, LLC (11)	Delaware
Snack Factory, LLC (11)	New Jersey
SOH Capital, LLC (7)	Pennsylvania
George Greer Co., Inc (4)	Rhode Island
Thompson Distributing, Inc. (3)	Missouri

(1) Snyder's-Lance, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.
(3) Subsidiary of S-L Snacks Real Estate, Inc. which owns 100% of the outstanding voting equity securities.
(4) Subsidiary of S-L Distribution Company, Inc which owns 100% of the outstanding voting equity securities.
(5) Subsidiary of S-L Snacks National, LLC which owns 100% of the outstanding voting equity securities.
(6) Subsidiary of S-L Snacks PN, LLC which owns 100% of the outstanding voting equity securities.
(7) Subsidiary of S-L Snacks PA, LLC which owns 100% of the outstanding voting equity securities.
(8) Subsidiary of S-L Snacks Private Brands, LLC which owns 100% of the outstanding voting equity securities.
(9) Subsidiary of S-L Distribution Company, LLC which owns 51% of the outstanding voting equity securities.
(10) Subsidiary of S-L Snacks Real Estate, Inc. which owns 80% of the outstanding voting equity securities.
(11) Subsidiary of Snack Factory Holding, Inc. which owns 100% of the outstanding voting equity securities.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Snyder's-Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 333-179727) on Form S-3 and (Nos. 333-182833, 333-182834, 333-168849, 333-168321, 333-150931, 33-58839, 333-25539, 333-35646, 333-104960, 333-104961 and 333-146336) of Snyder's-Lance, Inc. on Form S-8 of our reports dated February 25, 2013, with respect to the consolidated balance sheets of Snyder's-Lance, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 29, 2012, and the related financial statement schedule "Valuation and Qualifying Accounts," and the effectiveness of internal control over financial reporting as of December 29, 2012, which reports appear in the December 29, 2012 Annual Report on Form 10-K of Snyder's-Lance, Inc.

Our report dated February 25, 2013, on the effectiveness of internal control over financial reporting as of December 29, 2012, contains an explanatory paragraph that states, the Company acquired Snack Factory on October 11, 2012, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 29, 2012, Snack Factory's internal control over financial reporting associated with total assets and net revenues of 20.4% and 1.7%, respectively, included in the consolidated financial statements of the Company as of and for the year ended December 29, 2012. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Snack Factory.

/s/ KPMG LLP

Charlotte, North Carolina
February 25, 2013

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013

/s/ David V. Singer

David V. Singer
Chief Executive Officer

EXHIBIT 31.2

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013

/s/ Rick D. Puckett

Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Snyder's-Lance, Inc. (the "Company") on Form 10-K for the period ended December 29, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Snyder's-Lance, Inc. and will be retained by Snyder's-Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
Chief Executive Officer
February 25, 2013

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer
February 25, 2013

Snyder's-Lance

INCORPORATED

SNYDER'S-LANCE, INC.

13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Snyder's-Lance, Inc.:

The 2013 annual meeting of stockholders of Snyder's-Lance, Inc., a North Carolina corporation, will be held at The Ballantyne Hotel & Lodge, Fairway Ballroom, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina 28277, on Friday, May 3, 2013 at 9 a.m., Eastern Daylight Time, for the following purposes:

1. To elect the three directors nominated by the board of directors;

2. To ratify the selection of KPMG LLP as the independent registered public accounting firm for fiscal year 2013;

3. To hold an advisory vote to approve executive compensation;

4. To approve an amendment to the Restated Articles of Incorporation of Snyder's-Lance, Inc. to increase the number of authorized shares of common stock from 75,000,000 to 110,000,000; and

5. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Only stockholders of record as of the close of business on March 11, 2013 are entitled to receive notice of, and to vote at, the annual meeting.

Please vote by Internet, telephone or mail as soon as possible so your shares will be voted promptly, even if you plan to attend the annual meeting in person. Additional information about voting is included in the accompanying proxy statement and your proxy card.

By order of the Board of Directors,



A. Zachary Smith III
Chief General Counsel and Secretary

Charlotte, North Carolina
March 26, 2013

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting of Stockholders to be held on May 3, 2013

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 29, 2012 are available at www.edocumentview.com/LNCE.

TABLE OF CONTENTS

SNYDER'S-LANCE, INC.

PROXY STATEMENT
FOR
2013 ANNUAL MEETING OF STOCKHOLDERS

We are providing these proxy materials in connection with the 2013 Annual Meeting of Stockholders of Snyder's-Lance, Inc. ("Snyder's-Lance," the "Company," "we," "us," or "our"). This proxy statement contains important information for you to consider when deciding how to vote on the matters to be brought before the annual meeting. Please read it carefully.

On December 6, 2010, a wholly-owned subsidiary of Lance, Inc. ("Lance") was merged with and into Snyder's of Hanover, Inc. ("Snyder's"), with the result that Snyder's became a wholly-owned subsidiary of Lance (the "merger"). In connection with the merger, Lance changed its name to Snyder's-Lance, Inc. effective December 10, 2010. References to "Lance" and "Snyder's" in this proxy statement refer to the companies as they existed before the merger.

This proxy statement and the accompanying materials were first mailed to stockholders on or about March 26, 2013.

GENERAL INFORMATION

Why am I receiving these materials?

You have received these proxy materials because the board of directors of Snyder's-Lance is soliciting your proxy to vote your shares at the annual meeting. The proxy statement includes information that we are required to provide you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

Our board of directors is asking for your proxy. This means you authorize persons selected by us to vote your shares at the annual meeting in the way that you instruct. All shares represented by valid proxies received before the annual meeting will be voted in accordance with the stockholder's specific voting instructions.

What is included in these materials?

These materials include:

- the Notice of the 2013 annual meeting;
- the Proxy Statement for the annual meeting;
- a proxy card for the annual meeting; and
- the 2012 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 29, 2012.

What items will be voted on at the annual meeting?

There are 4 proposals scheduled to be voted on at the annual meeting:

- the election of the three directors nominated by the board, each to serve for a term of three years;
- the ratification of the audit committee's selection of KPMG LLP as our independent registered public accounting firm for 2013;
- an advisory vote to approve the compensation of our named executive officers; and

- the approval of an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 75,000,000 to 110,000,000.

The board of directors is not aware of any other matters to be brought before the meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the board's voting recommendations?

Our board of directors recommends that you vote your shares:

- "**FOR**" each of the board's nominees to the board of directors;

- "**FOR**" the ratification of the audit committee's appointment of KPMG LLP as our independent registered public accounting firm for 2013;

- "**FOR**" the proposal regarding an advisory vote to approve executive compensation; and

- "**FOR**" approval of the amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 75,000,000 to 110,000,000.

Who can attend the annual meeting?

Admission to the annual meeting is limited to:

- stockholders as of the close of business on March 11, 2013;

- holders of valid proxies for the annual meeting; and

- our invited guests.

Admission to the meeting will be on a first-come, first-served basis. Each stockholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the record date. If you plan to attend the annual meeting and you require directions, please call us at (704) 554-1421.

When is the record date and who is entitled to vote?

The board of directors set March 11, 2013 as the record date. All holders of our common stock as of the close of business on that date are entitled to vote. Each share of common stock is entitled to one vote. As of the record date, there were 69,112,596 shares of common stock outstanding.

What is a stockholder of record?

A stockholder of record or registered stockholder is a stockholder whose ownership of Snyder's-Lance stock is reflected directly on the books and records of our transfer agent, Computershare Investor Services, LLC. If you hold stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a stockholder of record. For shares held in street name, the stockholder of record is your bank, broker or similar organization. We only have access to ownership records for the registered shares. If you are not a stockholder of record and plan to attend the annual meeting, we may require additional documentation to evidence your stock ownership as of the record date, such as a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your notice or voting instruction card.

How do I vote?

You may vote by any of the following methods:

- *In person.* Stockholders of record and beneficial stockholders with shares held in street name may vote in person at the meeting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person at the meeting.

- *By phone or via the Internet.* You may vote by proxy by phone or via the Internet by following the instructions in the proxy card provided.

- *By mail.* You may vote by proxy by signing and returning the proxy card provided.

If you vote by phone or the Internet, please have your proxy card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxy holders in the same manner as if you marked, signed and returned a proxy card by mail.

How can I change or revoke my vote?

You may change or revoke your vote as follows:

- *Stockholders of record.* You may change or revoke your proxy or voting instructions by (1) mailing a written notice of revocation to our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277, (2) submitting another timely vote (including by phone or Internet) or (3) attending the annual meeting and voting in person. For all methods of voting, the last timely vote cast will supersede all previous votes.

- *Beneficial owners of shares held in "street name."* You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

What happens if I do not give specific voting instructions?

Stockholders of record. If you are a stockholder of record and you:

- indicate when voting on the Internet or by phone that you wish to vote as recommended by the board of directors, or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors ("Proposal 1") and the advisory vote to approve the compensation of the named executive officers ("Proposal 3") are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals 1 and 3.

The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2013 ("Proposal 2") and the approval of an amendment to our Restated Articles of Incorporation ("Proposal 4") are matters generally considered routine under applicable rules. A broker or other nominee may generally vote on routine matters.

What is the quorum for the annual meeting?

The presence, in person or by proxy, of the holders of a majority of Snyder's-Lance common stock eligible to vote at the annual meeting. This is called a "quorum." A quorum is necessary to conduct business at the annual meeting.

What is the voting requirement to approve each of the proposals?

The following are the voting requirements for each proposal:

- *Proposal 1.* Election of the directors requires the affirmative vote of a plurality of the votes cast at the annual meeting. This means the three director nominees receiving the highest number of votes will be elected.

- *Proposal 2.* Approval of the ratification of KPMG LLP as our independent registered public accounting firm for fiscal year 2013 requires the affirmative vote of a majority of the votes cast on Proposal 2 at the annual meeting.

- *Proposal 3.* Approval, on an advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast on Proposal 3 at the annual meeting.

- *Proposal 4.* Approval of an amendment to the Restated Articles of Incorporation of Snyder's-Lance, Inc. to increase the number of authorized shares of common stock from 75,000,000 to 110,000,000 requires the affirmative vote of a majority of the votes cast on Proposal 4 at the annual meeting.

How are abstentions and broker non-votes treated?

Abstentions and shares held of record by a broker or in street name that are present in person or by proxy and eligible to vote on any matter are counted as present and entitled to vote for purposes of determining whether a quorum is present. Broker shares and other shares held in street name that are not entitled to vote on any matter at the annual meeting are not included in determining whether a quorum is present. Abstentions and broker non-votes are not counted as votes cast at the annual meeting and therefore will have no impact on the outcome of the vote on any matter.

Who pays for solicitation of proxies?

We are paying the cost of soliciting proxies. We have retained Georgeson, Inc. for a cost of $7,500, plus out-of-pocket expenses, to assist in the solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. In addition to soliciting the proxies by mail and the Internet, certain of our directors, officers and regular employees, without compensation, may solicit proxies personally or by telephone, facsimile and email.

Where can I find the voting results of the annual meeting?

Snyder's-Lance will announce preliminary or final voting results at the annual meeting and publish final results in a Form 8-K filed with the SEC within four business days after the completion of the meeting.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth as of December 29, 2012 information concerning the beneficial ownership of our common stock by (1) the only persons known by us to be beneficial owners of more than 5% of our common stock, (2) each director and nominee for director, (3) each executive officer named in the Summary Compensation Table on page 29 and (4) all directors and executive officers as a group. Unless otherwise indicated, all persons named as beneficial owners of common stock have sole voting power and sole investment power with respect to the shares indicated. In accordance with SEC rules, all holdings include shares of common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days of December 29, 2012.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
Michael A. Warehime and Patricia A. Warehime 13024 Ballantyne Corporate Place, Suite 900 Charlotte, NC 28277	10,983,818 (2)	15.9%
Sally W. Yelland 13024 Ballantyne Corporate Place, Suite 900 Charlotte, NC 28277	5,588,337 (3)	8.1%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,067,067 (4)	5.9%
Charles E. Good 1250 York Street Hanover, PA 17331	5,014,287 (5)	7.3%
Jeffrey A. Atkins	19,000	*
Peter P. Brubaker	69,012	*
C. Peter Carlucci, Jr.	70,352 (6)	*
John E. Denton	32,052 (7)	*
James W. Johnston	776,803 (8)	1.1%
Carl E. Lee, Jr.	470,623 (9)	*
W. J. Prezzano	17,000	*
David V. Singer	412,719 (10)	*
	300,000 (11)	*
Dan C. Swander	22,000	*
Isaiah Tidwell	21,903	*
Rick D. Puckett	179,100 (12)	*
Kevin A. Henry	33,244 (13)	*
Directors and executive officers as a group (16 persons)	18,448,517 (14)	26.5%

* Less than 1%.

(1) Based on 68,863,974 shares outstanding on December 29, 2012 plus options held by such persons that are exercisable within 60 days of December 29, 2012.

(2) Michael A. Warehime has sole power to vote or direct the vote of 8,716,286 shares, including 31,519 shares subject to exercisable options. Patricia A. Warehime has sole power to vote or direct the vote of 864,052 shares. Mr. Warehime has sole power to vote or to direct the vote of 1,041,345 shares owned by Warehime Enterprises, Inc. ("WEI"). Michael and Patricia Warehime also have shared power to vote or to direct the vote of 362,135 shares owned by MAW Associates, LP ("MAW"). Michael and Patricia Warehime are married and may be deemed to share beneficial ownership of their shares. Of these shares, 362,135 are pledged as security for loans made to MAW and 1,000,000 are pledged as security for loans made to Mr. Warehime.

(3) Sally W. Yelland has sole power to vote or direct the vote of 3,835,522 shares. She has shared power to vote or to direct the vote of 1,752,815 shares held by certain trusts. Such power is shared with the other trustee of the trusts, Charles E. Good.

(4) Based on a Schedule 13G filed on February 11, 2013 by BlackRock, Inc. reporting shares held on December 31, 2012. The Schedule 13G reports that BlackRock, Inc. has sole power to vote and dispose of all of such shares.

(5) Charles E. Good has sole power to vote or direct the vote of 8,951 shares (including 4,319 shares subject to exercisable options). He has shared power to vote or to direct the vote of 293,872 shares owned jointly with his wife. Mr. Good has sole power to vote or direct the vote of 2,759,624 shares held by certain trusts for the benefit of Warehime family members. He also has shared power to vote or direct the vote of 1,951,840 shares held by certain trusts for the benefit of Warehime family members. He shares voting power over 1,752,815 of such shares with Sally W. Yelland.

(6) Includes 36,372 shares subject to exercisable options.

(7) Includes 10,392 shares subject to exercisable options.

(8) Includes 731,003 shares held indirectly by Mr. Johnston's wife as trustee and beneficiary of a family trust and 25,000 shares held in another trust for the benefit of Mr. Johnston's wife.

(9) Includes 201,273 shares subject to exercisable options.

(10) Includes 244,958 shares subject to exercisable options.

(11) Consists of shares held by the Philip L. Van Every Foundation (the "Foundation"), of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(12) Includes 121,285 shares subject to exercisable options.

(13) Includes 19,428 shares subject to exercisable options.

(14) Includes 679,817 shares subject to exercisable options held by directors and executive officers, 300,000 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators and 1,362,135 shares pledged as security. Does not include shares beneficially owned by Sally W. Yelland or BlackRock, Inc.

In connection with the merger, Michael A. Warehime and Patricia A. Warehime entered into a standstill agreement with the Company. Pursuant to the terms of the standstill agreement, as amended, subject to certain exceptions, neither Michael A. Warehime nor Patricia A. Warehime may (i) acquire or attempt to acquire any additional shares of Snyder's-Lance stock or any material assets of Snyder's-Lance or its subsidiaries or (ii) transfer any or all of their shares of Snyder's-Lance stock. The standstill agreement limits Mr. and Mrs. Warehime's aggregate beneficial ownership to no more than thirty percent (30%) of the issued and outstanding shares of Snyder's-Lance common stock. The standstill agreement will terminate on December 6, 2013 or earlier upon an agreement by all of the parties.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and certain persons who beneficially own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and beneficial owners of more than 10% of our common stock are required to furnish us copies of all ownership reports they file. Based solely on our review of the reports that we received and written representations that no other reports were required, we believe that our executive officers, directors and beneficial owners of more than 10% of our common stock complied with all applicable filing requirements on a timely basis during fiscal year 2012, except for Michael A. Warehime and Patricia A. Warehime who filed a late joint Form 4 covering a transaction that occurred on March 13, 2012.

PROPOSAL 1 – ELECTION OF DIRECTORS

The board of directors is divided into three classes. Directors are elected by class for three-year terms. The board of directors has nominated the following three directors for election at the 2013 annual meeting to hold office until the annual meeting of stockholders in 2016 and until their successors are elected and qualified:

- John E. Denton
- Dan C. Swander
- Michael A. Warehime

The nominees were selected by the board of directors in accordance with the bylaws and governance principles of the Company. The board of directors has determined that each of the nominees qualifies as an independent director under applicable listing standards of The Nasdaq Global Select Market ("Nasdaq"), except for Michael A. Warehime.

All of the nominees are current directors, and each has agreed to be named in this proxy statement and serve if elected. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the holders of the proxies solicited by the board intend to vote your shares for any substitute nominee proposed by the board of directors. The proxies being solicited cannot be voted for a greater number of individuals than the three nominees.

Election of the directors requires the affirmative vote of a plurality of the votes cast at the annual meeting. Accordingly, the three director nominees receiving the highest number of votes will be elected. An abstention or broker non-vote will have no effect on the outcome of the election of directors.

The board of directors unanimously recommends that you vote "FOR" each of the three nominees listed above.

Information About Directors and Nominees

The following table lists each of the nominees for director and the directors whose terms of office will continue after the annual meeting.

Name	Age	Position with the Company	Expiration of Term as Director	Director Since
Jeffrey A. Atkins	64	Director	2015	2006
Peter P. Brubaker	66	Director	2015	2010
C. Peter Carlucci, Jr.	69	Director	2014	2010
John E. Denton	69	Director	Director Nominee	2010
James W. Johnston	66	Director	2014	2008
Carl E. Lee, Jr.	53	President and Chief Operating Officer and Director	2015	2010
W. J. Prezzano	72	Lead Independent Director	2014	1998
Dan C. Swander	69	Director	Director Nominee	2004
Isaiah Tidwell	68	Director	2015	1995
Michael A. Warehime	72	Chairman of the Board	Director Nominee	2010
Patricia A. Warehime	58	Director	2014	2010

Set forth below is biographical information about each nominee and continuing director, including for each nominee or director, the individual's principal occupation, as well as a brief description of the specific experience, qualifications, attributes or skills that led the board of directors to conclude that such nominee or director should serve as a director.

Jeffrey A. Atkins served as the Executive Vice President and Chief Financial Officer of ACH Food Companies, Inc., a Memphis, TN food manufacturer, distributor and marketer, from 2003 until his retirement in 2010. He worked as a private investor from 2001 until 2003; Chief Financial Officer of Springs Industries, Inc., a Fort Mill, SC manufacturer and distributor of textile home furnishings from 1999 until 2001; and Chief Executive Officer and Chief Financial Officer of Pete's Brewing Company, a Palo Alto, CA craft-beer brewer and marketer from 1997 until 1998. He held various positions including Vice President of Corporate Planning (1995-1996) at The Quaker

Oats Co., a Chicago, Illinois food and beverage marketer and manufacturer, from 1977 to 1996. He serves as Chairman of the board of directors of Stratas Foods, Inc., a manufacturer and distributor of edible oils. Mr. Atkins brings to the board of directors a valuable understanding of the food industry gained through his many years of experience with several companies in the industry, including almost 20 years with The Quaker Oats Company. He also provides a unique perspective to the board of directors because of his experience as the chief financial officer for multiple companies.

Peter P. Brubaker has been the President of Hammer Creek Enterprises LLC, a private investment and financial advisory firm, since 2005. In 2005, Mr. Brubaker retired as the President and Chief Executive Officer of Susquehanna Media Co., a radio broadcasting and cable television company. He served as Vice President/Finance and Chief Financial Officer of Susquehanna Pfaltzgraff Co. from 1980 until 1995 and worked as a commercial banker for Mellon Bank, N.A. from 1974 until 1977. Mr. Brubaker served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Brubaker also holds an MBA from Harvard Business School. Mr. Brubaker is qualified to be a director because of the valuable combination of financial expertise and executive and managerial experience that he brings to the board of directors.

C. Peter Carlucci, Jr. has been a member of the law firm of Eckert Seamans Cherin & Mellott, LLC since 1989. From 2005 until 2007, he served as a director of Sigma Coatings USA, Inc. and a managing director of Sigma Coatings USA, B.V., producers of industrial coatings. Mr. Carlucci was a director of Snyder's for 30 years from June 1980 until December 2010 when he was appointed to the Company's board of directors in connection with the merger. Mr. Carlucci provides a valuable perspective to the board of directors from his experience in the legal profession. He also brings an appreciation of the role of a board of directors which was acquired through his service on Snyder's and other boards.

John E. Denton works as a private investor. From 2004 until 2009, Mr. Denton was a partner at Maloney, Mitchell and Denton, a commercial real estate firm specializing in planned unit developments and mixed use communities. He has worked as a Division Manager at Proctor and Gamble Food Products, President of Hanover Foods, and Chairman and Chief Executive Officer of New World Pasta. Mr. Denton also served as President and Chief Executive Officer of Snyder's from 1992 to February 2000. Mr. Denton served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Denton is qualified for service on the board of directors because of his extensive knowledge of the food industry acquired through his experience with numerous companies in the industry, including Snyder's. His understanding and appreciation of Snyder's business is valuable to the board of directors.

James W. Johnston has served as the President and Chief Executive Officer of Stonemarker Enterprises, Inc., a Mooresville, NC consulting and investment company, since 1996. He was the Vice Chairman of RJR Nabisco, Inc., a Winston-Salem, NC diversified manufacturer of consumer products from 1995 until 1996; Chairman of R. J. Reynolds Tobacco Worldwide from 1993 until 1996; and Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co. from 1989 until 1996. He is a director of Sealy Incorporated. Mr. Johnston provides the board of directors with a valuable perspective acquired through his significant leadership and executive experience. He also brings an important understanding of the role of a board of directors because of his previous board experience.

Carl E. Lee, Jr. has served as President and Chief Operating Officer of Snyder's-Lance since December 2010. He served as the President and Chief Executive Officer of Snyder's of Hanover, Inc. from 2005 until December 2010. From 1986 until 1997, Mr. Lee held various sales and marketing positions with Frito-Lay, including Vice President and General Manager for Frito-Lay Southeast Region and managing sales for Frito-Lay Europe. In 1997, Mr. Lee began working for Nabisco where he led their South American business, served as President of their Caricam Region and their Southern Cone Region. Mr. Lee also led Nabisco's Global Export business which covered 95 countries. Mr. Lee has served on the board of directors of Welch's Foods since 2009. Mr. Lee served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Lee brings to the board of directors his significant understanding of Snyder's business and operations acquired through his service as the President and CEO of Snyder's. His extensive domestic and international experience in the snack food industry and his merger and acquisition experience provide the board with a valuable perspective.

W. J. Prezzano served as the Chairman of the Board of Lance from 2005 until 2010 and has worked as a private investor since 1997. He was elected as Lead Independent Director of the Company in December 2010 in connection with the merger. He was the Vice Chairman of Eastman Kodak, Inc. in Rochester, NY from 1996 until 1997.

During his 32-year career, Mr. Prezzano's responsibilities included managing Kodak's extensive consumer products and brands globally. He is a director of TD Bank Financial Group (Toronto, Canada), TD Ameritrade Holding Corporation, Roper Industries, Inc. and EnPro Industries, Inc. and former Chairman of Medical University of South Carolina Foundation. He was recently a member of the Board of Trustees of Charleston Day School. Mr. Prezzano received a BS in Economics (Marketing major) and an MBA from the University of Pennsylvania's Wharton School. Mr. Prezzano brings to the board of directors his significant managerial and executive experience as well as extensive experience serving on multiple boards of directors. His years of dedicated service as a member of the Company's board of directors also qualify him to serve as a member of the board of directors.

Dan C. Swander has been the Operating Partner of Swander Pace Capital, an equity investment firm specializing in consumer products and related industries in San Francisco, CA since 2006. He was the Chief Executive Officer of Method Products, Inc., a San Francisco, CA marketer of household cleaning and personal care products, from 2008 until 2009; Executive Vice President of Basic American Foods, Inc., a Walnut Creek, CA food manufacturing company from 2004 until 2005; President and Chief Operating Officer of International Multifoods Corporation, a Minnetonka, MN food manufacturing company, from 2001 until 2004; and Chairman and Director of Swander Pace & Company, a strategy consulting firm specializing in the food, beverage and packaged goods industries in San Francisco, CA, from 1987 until 2001. Mr. Swander's significant executive experience, which includes experience in the food and packaged goods industries, particularly qualifies him to serve on the board of directors. Mr. Swander brings his knowledge of the finance sector to the board of directors acquired through his experience with an equity investment firm.

Isaiah Tidwell has worked as a private investor since 2005. He was the Georgia Wealth Management, Director, Executive Vice President – Wachovia Bank, N.A. in Atlanta, GA from 2001 until 2005; President of Georgia Banking – Wachovia Bank, N.A. in Atlanta, GA from 1999 until 2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A. from 1996 until 1999. In addition, Mr. Tidwell earned a BS in Accounting from North Carolina Central University and an MBA from the Babcock Graduate School of Management of Wake Forest University. He is a Director of Harris Teeter Supermarkets, Inc. and Lincoln National Corporation. Mr. Tidwell's years of dedicated service since 1995 as a member of Lance's board of directors qualify him for service on the board of directors of Snyder's-Lance. His experience in the banking industry and general business experience also provide a valuable perspective to the board of directors.

Michael A. Warehime has served as the Chairman of the Company's Board of Directors since December 2010. He was the Chairman of the Board of Directors of Snyder's before the merger with Lance. From 1973 until 1992, he served as the Chairman and a Director of Farmers Bank & Trust Company. Mr. Warehime is also the President of Warehime Enterprises, Inc., ARWCO Corporation and MAW Associates, LP, and the Co-Chairman and Chief Executive Officer of Seafood America. Mr. Warehime, who owns a significant equity interest in the Company, is uniquely qualified to serve on the board of directors because of his deep knowledge of Snyder's business and his many years of experience in the food industry. In addition, he brings to the board of directors his expertise in the areas of marketing, sales and finance. Mr. Warehime is married to Patricia A. Warehime.

Patricia A. Warehime worked as an occupational therapist at the Lincoln Intermediate Unit Preschool Program in New Oxford, Pennsylvania. She currently serves on the board of directors of Capital Blue Cross Insurance Company and is a member of the board of trustees of Elizabethtown College in Elizabethtown, Pennsylvania. Ms. Warehime served as a member of the board of directors of Snyder's until December 2010 when she was appointed to the Company's board of directors in connection with the merger. Ms. Warehime brings to the board of directors an appreciation for the role of a board of directors acquired through her diverse board experience. Ms. Warehime is married to Michael A. Warehime.

As announced by the Company in January 2013, David V. Singer, Chief Executive Officer of the Company, has elected to retire from his role as CEO immediately following the 2013 annual meeting and is not standing for reelection as a director at the meeting. Carl E. Lee, Jr. will succeed Mr. Singer as Chief Executive Officer of the Company. The Company has no current plans to fill the vacancy on the board of directors created by Mr. Singer's decision not to stand for reelection.

CORPORATE GOVERNANCE

The Board of Directors

We are governed by a board of directors and various committees of the board that meet throughout the year. The board of directors and its committees have general oversight responsibility for our affairs. In exercising its fiduciary duties, the board of directors represents and acts on behalf of Snyder's-Lance and our stockholders.

Director Independence

The board of directors determines the independence of its members based on the standards specified by Nasdaq. The board of directors has reviewed the relationships between Snyder's-Lance and each director to determine compliance with the Nasdaq standards. Based on its review, the board of directors has determined that the following directors and director nominees are independent: Jeffrey A. Atkins, Peter P. Brubaker, C. Peter Carlucci, Jr., John E. Denton, James W. Johnston, W.J. Prezzano, Dan C. Swander and Isaiah Tidwell. A majority of the current members of the board of directors are independent. The board of directors has also determined that each member of the audit and compensation committee is independent.

In conducting its review of director independence, the board of directors reviewed the following transactions, relationships or arrangements and does not believe that such transactions or arrangements impair the directors' independence or ability to exercise independent judgment. All matters described below are within the Nasdaq independence standards. See "Related Person Transactions" for additional details regarding the following transactions and relationships.

Name	Matters Considered
C. Peter Carlucci, Jr.	Legal services provided to the Company by Eckert Seamans Cherin & Mellott, LLC, of which Mr. Carlucci is a member; employment of Mr. Carlucci's son by a subsidiary of the Company.
John E. Denton	Service as President and CEO of Snyder's of Hanover, Inc. from 1992 to 2000, ending ten years before Snyder's became a wholly-owned subsidiary of the Company in December 2010 in connection with the merger.

The independent directors of the board meet at least twice each year in executive session without the other directors.

Meetings of the Board of Directors

The board of directors held 8 meetings during fiscal year 2012. Each incumbent director attended 75% or more of the board and applicable committee meetings during fiscal year 2012 for the periods during which each such director served. Each director is expected to attend the annual meeting of stockholders in person. All incumbent directors who were directors of the Company at the time of the 2012 annual meeting of stockholders attended the 2012 annual meeting.

The independent directors held 4 executive sessions in 2012.

Board Leadership Structure

The board of directors does not have a general policy regarding the separation of the roles of Chairman of the Board and CEO. The board of directors believes that it is in our best interest to retain flexibility in determining whether to separate or combine the roles of Chairman and CEO based on our circumstances. Mr. Singer is the CEO and Mr. Warehime is the Chairman of the Board, meaning the roles of Chairman of the Board and CEO are currently separate. Following the annual meeting, Mr. Lee will succeed Mr. Singer as the CEO and the roles of Chairman of the Board and CEO will continue to be separate.

If the Chairman of the Board is not an independent director, our corporate governance principles provide for a Lead Independent Director. The Lead Independent Director is elected by the independent directors of the board. The Lead Independent Director:

- coordinates the activities of the independent directors;
- advises the Chairman and participates with the Chairman and CEO in preparing board meeting schedules and agendas;
- advises the Chairman and CEO as to the quality, quantity and timeliness of information provided to the independent directors;
- presides at all meetings of the board when the Chairman is not present and at all executive sessions of the board;
- calls meetings of the independent directors;
- recommends the retention of consultants by the board;
- interviews director candidates along with the members of the governance and nominating committee;
- assists with compliance with our governance principles;
- coordinates and moderates executive sessions of the board;
- evaluates the CEO's performance along with the compensation committee;
- recommends to the governance and nominating committee the membership of the committees of the board and committee chairmen; and
- serves as a member of the executive committee and as a member of all other committees of the board.

Mr. Warehime is the Chairman of the Board and Mr. Prezzano is the Lead Independent Director.

Board Committees

The board of directors has a standing audit committee, compensation committee, executive committee and governance and nominating committee. The board of directors has and may also establish other committees from time to time as it deems necessary. Committee members and committee chairs are appointed by the board of directors.

The members of the board's committees are identified in the following table:

Director	Audit	Compensation	Executive	Governance and Nominating
Jeffrey A. Atkins	Chair		X	
Peter P. Brubaker	X	X		
C. Peter Carlucci, Jr.		X		X
John E. Denton		X	X	X
James W. Johnston	X			X
Carl E. Lee, Jr.				
W.J. Prezzano	X	X	X	Chair
David V. Singer			X	
Dan C. Swander		X		X
Isaiah Tidwell	X	Chair	X	
Michael A. Warehime			Chair	
Patricia A. Warehime				

Each committee of the board of directors functions pursuant to a written charter adopted by the board of directors. Copies of each of the committee charters are available on our website, www.snyderslance.com, under the *Investor Relations* tab.

The following table provides information about the operation and key functions of each board committee:

Committee	Members	Functions and Additional Information	Number of Meetings in Fiscal 2012
Audit Committee	Jeffrey A. Atkins (1) Peter P. Brubaker James W. Johnston W.J. Prezzano Isaiah Tidwell	• Assists the board of directors in fulfilling its oversight responsibilities by overseeing and reviewing the financial reports and other financial information provided to the stockholders • Provides director oversight of the independent auditor, which includes having sole authority and responsibility for appointment, termination and compensation of the independent auditor • Consults with the independent auditor out of the presence of management about internal controls and the fullness and accuracy of our financial statements • Reviews the integrity of our internal and external financial reporting processes • Considers and approves, if appropriate, major changes to our auditing and accounting principles and practices as suggested by the independent auditor, management or the internal auditor • Monitors our systems and procedures for compliance with laws, regulations and other legal requirements • Oversees our risk assessment and risk management policies • Oversees the development of our enterprise risk management policies and procedures • Reviews capital expenditure projects, acquisitions and divestitures in excess of $5 million • The board of directors has determined that Mr. Atkins is an "audit committee financial expert" within the meaning of applicable SEC regulations • The board of directors has determined that all of the members of the audit committee are "independent" within the meaning of applicable Nasdaq listing standards	5
Compensation Committee	Isaiah Tidwell (1) Peter P. Brubaker C. Peter Carlucci, Jr. John E. Denton W.J. Prezzano Dan C. Swander	• Administers and interprets our executive employee stock plans • Reviews the compensation of our executive officers and establishes their compensation (other than the CEO) • Recommends performance criteria for the CEO to the board of directors • Evaluates the performance of the CEO and reports to the board of directors on such evaluation • Makes recommendations to the board of directors concerning the compensation of the CEO and non-employee directors • The board of directors has determined that all of the members of the compensation committee are "independent" within the meaning of applicable Nasdaq listing standards	5
Executive Committee	Michael A. Warehime (1) Jeffrey A. Atkins John E. Denton W.J. Prezzano David V. Singer Isaiah Tidwell	• Exercises the authority of the board and acts on its behalf from time, except when such authority is delegated to the independent directors or the delegation of such authority is prohibited by law	0
Governance and Nominating Committee	W.J. Prezzano (1) C. Peter Carlucci, Jr. John E. Denton James W. Johnston Dan C. Swander	• Identifies, evaluates and recommends candidates for election to the board of directors • Recommends the members of each committee and the Chairman of each committee to the board of directors • Assesses and reviews with the board of directors the appropriate qualifications for members of the board of directors • Reviews and recommends appropriate changes to the board of directors regarding our corporate governance principles, codes of conduct and ethics and other corporate governance documents • Reviews the adequacy of the committee charters and recommends any changes to the board of directors • The board of directors has determined that all of the members of the governance and nominating committee are "independent" within the meaning of applicable Nasdaq listing standards	3

(1) Committee Chairman

Board's Role in Risk Oversight

Management is responsible for managing the risks that Snyder's-Lance faces. The board of directors is responsible for overseeing management's approach to risk management. The involvement of the full board of directors in reviewing our strategic objectives and plans is a key part of the board's assessment of management's approach and tolerance to risk. While the board of directors has ultimate oversight responsibility for overseeing management's risk management process, the board has delegated to the audit committee the lead role in overseeing the Company's approach to risk management.

The audit committee is responsible for (i) overseeing our risk assessment and risk management policies; (ii) overseeing management's identification, monitoring and evaluation of our major financial and other risk exposures, including operational, legal, regulatory, business, commodity, major project, strategic, credit, liquidity, derivative, reputation and external risks; (iii) overseeing the development of our enterprise risk management policies and procedures, including limits and tolerances, risk roles and responsibilities, risk mitigation decisions and risk related assumptions; and (iv) reporting regularly to the board of directors on our overall enterprise risk management program.

The compensation committee also assists the board in its oversight of the evaluation and management of risks related to our compensation policies and practices.

Director Nomination Process

The board of directors has delegated to its governance and nominating committee the responsibility for identifying, evaluating and recommending director candidates to the board of directors. In identifying potential director candidates, the governance and nominating committee seeks input from other members of the board of directors and executive officers. Additionally, the governance and nominating committee may consider director candidates recommended by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the governance and nominating committee. The governance and nominating committee will also consider director candidates appropriately recommended by stockholders.

In evaluating director candidates, the governance and nominating committee does not set specific, minimum qualifications that must be met by a director candidate. Rather, the governance and nominating committee considers the following factors, in addition to any other factors deemed appropriate by the governance and nominating committee:

- whether the candidate is of the highest ethical character and shares our values;
- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;
- whether the candidate's diverse characteristics, experiences, perspectives and skills would benefit the board of directors given the current composition of the board of directors;
- whether the candidate is "independent" as defined by the applicable Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;
- whether the candidate qualifies as someone who is "financially sophisticated" or as an "audit committee financial expert" as described in the Nasdaq listing standards or any other applicable laws, rules or regulations;
- whether the candidate is free from material conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or that would violate any applicable Nasdaq listing standards or other applicable laws, rules or regulations;

- whether the candidate's service as an executive officer of another company or on the boards of directors of other companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and

- if the candidate is an incumbent director, the director's overall service to Snyder's-Lance during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

Diversity is one of the various factors the governance and nominating committee may consider in identifying director nominees, but the governance and nominating committee does not have a formal policy regarding board diversity.

The governance and nominating committee assesses and reviews these guidelines with the board of directors each year and modifies them as appropriate. The board of directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at annual meetings of stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the governance and nominating committee may do so by submitting a written recommendation to the chairman of the governance and nominating committee c/o our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. Such recommendation must include the following:

- the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made;

- the class and number of shares of our stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

- sufficient biographical information concerning the director candidate, including a statement about the director's qualifications;

- all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

- description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

- a written consent of the candidate to be named in our proxy statement and to stand for election if nominated by the board of directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered for the 2014 annual meeting must be submitted by November 26, 2013. Appropriate submission of a recommendation by a stockholder does not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement.

Our Bylaws provide that nominations of persons for election to the board of directors may be made at any annual meeting of the stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to our Secretary at our principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year's annual meeting, and in accordance with the procedures specified in our Bylaws. The presiding officer or chairman of the annual meeting of stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board

Stockholders may communicate with any of our directors by sending a written communication to a director c/o our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient, such as communications unrelated to our business, relating to routine or insignificant matters, advertisements, commercial solicitations or frivolous or offensive communications.

DIRECTOR COMPENSATION

The following table shows the compensation paid to each director, excluding directors who are named executive officers, for service on our board of directors in 2012:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jeffrey A. Atkins	74,500	100,760	—	—	—	175,260
Peter P. Brubaker	72,000	100,760	—	—	—	172,760
C. Peter Carlucci, Jr.	69,000	100,760	—	—	—	169,760
John E. Denton	69,000	100,760	—	—	—	169,760
James W. Johnston	69,000	100,760	—	—	—	169,760
W.J. Prezzano	124,000	100,760	—	—	—	224,760
Dan C. Swander	66,000	100,760	—	—	—	166,760
Isaiah Tidwell	82,000	100,760	—	—	—	182,760
Michael A. Warehime	660,000	165,000	165,000 (4)	603,900 (5)	31,644 (6)	1,625,544
Patricia A. Warehime	57,000	100,760	—	—	—	157,760

(1) The amounts shown in this column represent the aggregate amounts of fees earned or paid in cash for services as a director in fiscal year 2012.

(2) The amounts shown in this column represent the aggregate grant date fair value of restricted common stock awards computed in accordance with ASC Topic 718. Each non-employee director received 4,000 shares of time-based restricted stock on June 20, 2012 under the 2008 Director Stock Plan. Mr. Warehime received 7,362 shares of restricted stock on February 23, 2012 under the 2007 Key Employee Incentive Plan, of which 6,737 shares vested on February 23, 2013 and the remaining shares were forfeited under the terms of the award. The assumptions made in determining the fair values of the stock awards are described on pages 31 and 35 to 37 of our Form 10-K for the fiscal year ended December 29, 2012. As of December 29, 2012, the aggregate number of shares of restricted common stock outstanding for each of the non-employee directors serving on such date was as follows: Mr. Atkins—4,000; Mr. Brubaker—4,000; Mr. Carlucci—4,000; Mr. Denton—4,000; Mr. Johnston—4,000; Mr. Prezzano—4,000; Mr. Swander—4,000; Mr. Tidwell—4,000; Mr. Warehime—7,362; and Ms. Warehime—4,000.

(3) Options held by former directors of Snyder's were converted into options with respect to Snyder's-Lance common stock on December 6, 2010 under the terms of the merger agreement with Snyder's. As of December 29, 2012, the aggregate number of shares underlying outstanding option awards for each of the directors serving on that date was: Mr. Atkins—0; Mr. Brubaker—0; Mr. Carlucci—36,372; Mr. Denton—10,392; Mr. Johnston—0; Mr. Prezzano—0; Mr. Swander—0; Mr. Tidwell—0; Mr. Warehime—34,446; and Ms. Warehime—0.

(4) Mr. Warehime received performance-based options to purchase 34,446 shares of the Company's common stock on February 23, 2012 under the 2007 Key Employee Incentive Plan. Of this amount, options to purchase 31,519 shares of common stock vested on February 23, 2013, and the remaining options were forfeited under the terms of the award. The amount reflected represents the grant date fair value of the

options computed in accordance with ASC Topic 718, assuming the director would earn options to purchase the maximum of 34,446 shares of common stock.

(5) This amount represents the cash amount earned by Mr. Warehime under our 2012 Annual Plan.

(6) Amounts reflect (a) life insurance premiums—$20,394 and (b) 401(k) match—$11,250.

The basic elements of compensation for our non-employee directors for 2012 were as follows:

Elements of Non-Employee Director Compensation	2012 ($)
Basic Annual Retainer for All Non-Employee Directors	45,000
Additional Fee for Lead Independent Director	40,000
Additional Fee for Chairman of the Audit Committee (1)	10,000
Additional Fee for Chairman of the Compensation Committee (1)	10,000
Additional Fee for Chairman of the Governance and Nominating Committee (1)	7,500
Fee for each Board of Directors and Committee Meeting Attended (1)	1,500

(1) The Chairman of the Board does not receive a fee for attending Committee meetings or serving as a committee chairman.

Under the terms of the merger agreement, Michael A. Warehime was entitled to receive through 2013 annual compensation of $660,000 plus an annual incentive target equal to $990,000 as determined consistent with the annual incentive for the Chief Executive Officer and the President. In February 2012, the board of directors, upon recommendation of the compensation committee, approved an amendment to Mr. Warehime's annual incentive arrangement. As amended, Mr. Warehime's annual cash incentive target was reduced from $990,000 to $660,000 under the 2012 Annual Plan, and he was granted $165,000 of restricted stock and $165,000 of nonqualified options. The restricted stock and options were performance-based and subject to vesting in accordance with the terms and performance goals of the 2012 Annual Plan. To the extent actual performance exceeded target goals under the 2012 Annual Plan, the balance with respect to the restricted stock and options was payable in cash. Any unvested shares of the restricted stock and options were subject to forfeiture. See the discussion beginning on page 21 for additional information regarding the 2012 Annual Plan. Mr. Warehime also received certain perquisites and personal benefits in 2012 consistent with benefits he received from Snyder's prior to the merger.

Under our 2008 Director Stock Plan, each non-employee director serving on the 20th day of the month following our annual meeting of stockholders each year automatically receives an award of up to 4,000 shares of our restricted stock. In 2012, each non-employee director received an award of 4,000 shares of restricted stock on June 20, 2012.

Shares of our restricted stock subject to awards under the 2008 Director Stock Plan vest 12 months after the date of the award. If there is a change in control of Snyder's-Lance prior to such vesting date, then the shares of restricted stock become fully vested on the date of the change in control, as determined under the plan. If the director ceases to serve as a director prior to such vesting date due to the director's death, then the shares of restricted stock become fully vested on the date of the director's death. If the director ceases to serve as a director for any reason other than death prior to the vesting date, then the shares of restricted stock become vested on a pro rata basis at a rate of one-twelfth for each month that the director served as a director after the applicable award date. Directors have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

The Board of Directors has adopted stock ownership guidelines which provide that certain ownership targets be achieved and maintained by certain parties, including the members of our Board of Directors. See the discussion beginning on page 26 for additional information regarding the stock ownership guidelines.

EXECUTIVE COMPENSATION

This discussion includes statements regarding financial and operating performance targets in the limited context of our executive compensation programs. Investors should not evaluate these statements in any other context. These are not statements of management's expectations of future results or guidance.

Compensation Discussion and Analysis

In this section, we explain the compensation of the following officers, who we refer to as the "named executive officers," of Snyder's-Lance for fiscal year 2012:

Name	Title
David V. Singer	Chief Executive Officer
Carl E. Lee, Jr.	President and Chief Operating Officer
Rick D. Puckett	Executive Vice President, Chief Financial Officer and Treasurer
Kevin A. Henry	Senior Vice President and Chief Human Resources Officer
Charles E. Good	Senior Vice President

We also describe certain compensation provided to Michael A. Warehime, Chairman of the Board, pursuant to the terms of the merger agreement with Snyder's of Hanover, Inc. (the "merger agreement"), as modified in 2012.

Executive Summary

Executive Compensation Philosophy

The Compensation Committee of the Board of Directors (the "Committee") is responsible for providing overall guidance for the compensation of all of our executive officers, including the named executive officers. The Committee believes that our executive compensation program should:

- Create and protect value for stockholders;
- Support our business strategy;
- Be guided by clear and consistent objectives, principles and philosophies undergirded by integrity, fairness and objectivity;
- Reward and motivate performance and admonish failure to deliver performance against agreed upon goals and objectives; and
- Competitively support and enable the attraction, recruitment, development and retention of top tier leadership talent.

We seek to accomplish these objectives in a way that is consistent with our culture and the long-term interests of our stockholders and employees.

Elements of Executive Compensation

The following table lists the key elements of our 2012 executive compensation program:

		Primary Objective			
Elements of Compensation	Reward Period	Attract and Retain	Reward Performance and Responsibility	Align Interests with Stockholders	Method of Delivery
Base Salary	Ongoing	☑	☑		-Cash
Annual Performance Incentive Plan	Annual	☑	☑	☑	-Cash
Long-Term Cash and Equity Compensation	Annual Grants with Three Year Performance Periods	☑	☑	☑	-Stock Options -Restricted Stock -Cash
Severance and Change of Control Arrangements	Specific Events	☑			-Cash severance payments -Accelerated vesting of stock options and restricted stock
Benefits and Perquisites	Ongoing	☑			-Supplemental benefit plans -Certain perquisites

Role of Stockholder Say-on-Pay Votes

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At the Company's annual meeting of stockholders held in May 2012, approximately 97% of the votes cast on the say-on-pay proposal at the meeting were voted in favor of the proposal. The Committee believes this vote affirms the stockholders' support of the Company's approach to executive compensation and did not make specific changes to our executive compensation program in response to the vote. As discussed below, however, the Committee continues to review and refine the design and administration of our executive pay practices. The Committee also will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Changes to Our Compensation Programs

As a result of the merger, the boards of directors and executive teams of Lance and Snyder's were combined in December 2010 and are now working together to manage a significantly larger and more complex organization. In connection with these changes, the Compensation Committee of the Board of Directors (the "Committee") initiated an in-depth review of our executive compensation program in 2011, which continued in 2012, with the assistance of its consultant, Pearl Meyer & Partners (the "consultant"). Over the past several years, the Committee has made the following changes to our compensation program in connection with its reviews:

- Strengthened the link between stockholder value creation and executive compensation by adding the performance measure of Relative Total Shareholder Return to our long-term incentive program, and eliminated the duplication of performance measures in our long-term and annual incentive programs;

- Implemented an annual review of the Company's peer group for its compensation program and modified the peer group for 2012;

- Eliminated tax gross-ups for perquisites beginning January 1, 2012 and other remaining perquisites for the named executive officers beginning January 1, 2013;

- Adopted a new form of executive severance agreement to be used for new executive officers, which is more consistent with current market practices and provides reduced benefits from previous severance agreements;

- Discontinued the practice of entering into change in control agreements with new executive officers;

- Entered into an amendment agreement with Mr. Puckett to eliminate his right to receive change in control benefits if he voluntarily terminates his employment during the thirteenth month following a change in control;

- Clarified in the Company's annual and long-term incentive plans that a change in control will occur only upon the closing of a relevant transaction rather than stockholder approval of the transaction;

- Strengthened the stock ownership guidelines for officers and directors; and

- Included a "double trigger" for the change in control provisions in the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan approved by the stockholders at the 2012 annual meeting.

The Committee will continue to review our compensation program and consider other changes as appropriate.

Determining Executive Compensation

The Committee approves all elements of compensation for the named executive officers other than the CEO. For the CEO, the Committee approves and recommends all annual compensation to the Board of Directors for final review and approval. The Committee has sole responsibility for and approves all long-term and stock-based compensation for all executive officers, including the CEO.

The CEO conducts an annual review of performance and compensation of the named executive officers each year. As part of this review, the CEO submits recommendations to the Committee relating to the compensation of these officers. Following a review of these recommendations, the Committee determines and approves the compensation of these officers, with such modifications of the CEO's recommendations as the Committee considers appropriate.

The Committee's review of the CEO's compensation is subject to separate procedures. The Committee, with the assistance of the Chairman of the Board and the Lead Independent Director, conducts an annual evaluation of the CEO's performance. The Committee's independent compensation consultant receives confidential evaluations from each Board member and prepares a summary of the evaluations for the Committee's review, which is later presented to the Board in connection with the Committee's overall evaluation of the CEO. Based on the annual evaluation, the Committee also consults with its independent compensation consultant and determines and recommends to the Board of Directors the CEO's annual compensation and performance objectives for the following year. The Board of Directors, upon recommendation of the Committee, establishes the performance criteria for the CEO and reviews the CEO's performance against the criteria. The independent directors of the Board meet in executive session to discuss the CEO's annual performance review and set the annual compensation for the CEO.

How do we determine compensation levels for the named executive officers?

In setting and recommending compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own subjective judgment and those sources of information that the Committee considers relevant, including compensation surveys and data provided by the Committee's compensation consultant. The Committee also reviews the compensation data and tables in the Executive Compensation section of our annual proxy statements. The overall purpose of these reviews is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers so the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and potential compensation.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the long-term interests of our Company and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to reward performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Role of Compensation Consultant and Benchmarking

The Committee has engaged Pearl Meyer & Partners to serve as its independent executive compensation consultant. At the Committee's request, Pearl Meyer & Partners does not provide any services to our Company other than the assistance it provides to the Committee. The executive compensation consultant reports directly to the Committee on all work assignments from the Committee. In addition, Pearl Meyer & Partners confers with management from time to time at the request of the Committee chairman. The Committee has assessed the independence of Pearl Meyer & Partners pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Pearl Meyer & Partners from serving as an independent consultant to the Committee.

For its decisions regarding 2012 compensation and changes to our compensation program, the Committee engaged the consultant to provide an assessment of executive compensation practices and trends, including executive perquisite trends, compensation peer group practices, severance and change in control provision practices and the role of executive pay in succession planning. The consultant also provided the Committee with an annual review of the competitiveness of our executive compensation program, including the competitiveness of our base salaries, target total cash compensation, actual total cash compensation, long-term incentives, and target and actual total direct compensation, with similar size public companies in similar industries and an analysis of the alignment of our executive compensation with performance.

In conducting its competitiveness review for 2012, the consultant used compensation data from the Company's peer group (as discussed below) and survey data indicating pay practices at similar size companies with revenues between approximately $1 billion and $3 billion in the food and beverage producers and processors industries. For the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the consultant considered a market composite representing a blend of the peer group data and survey data. For the other executive officers, the consultant considered additional survey data.

The Committee seeks to identify an executive compensation peer group of 12 to 15 companies that have financial and operational characteristics similar to those of the Company and may compete with the Company for executive talent. Based on the consultant's review and recommendations regarding the Company's executive compensation peer group, the Committee approved a new peer group for 2012 consisting of 13 publicly traded U.S. companies. In its review of the peer group, the consultant focused on U.S. public companies with similar product offerings and business models, comparable revenue and market capitalization to revenue ratios, and comparable financial performance based on demonstrated 3-year revenue growth. Based on the consultant's recommendations, the Committee added four companies to the peer group, B&G Foods, Inc., Constellation Brands, Green Mountain Coffee Roasters and Monster Beverage Corporation, and removed two companies, Del Monte Foods Co. and Sunopta, Inc. Del Monte Foods Co. was eliminated because it is no longer a publicly traded company with public data available for benchmarking. Sunopta, Inc. was eliminated because it is not a U.S.-based public company, suggesting that its pay practices may reflect a different labor market and regulatory environment.

The following companies represent our peer group for 2012:

Company Name	Revenue (1) ($ in billions)	Market Capitalization (2) ($ in billions)	Market Capitalization to Revenue Ratio
B&G Foods Inc.	.5	1.0	1.9
Church & Dwight Inc.	2.7	6.3	2.4
Coca-Cola Bottling Co. Consolidated	1.5	0.5	0.3
Constellation Brands	3.0	4.1	1.4
Diamond Foods, Inc.	0.9	1.4	1.6
Flowers Foods Inc.	2.6	2.8	1.0
Green Mountain Coffee Roasters	2.7	10.0	3.8
Hain Celestial Group, Inc.	1.2	1.5	1.3
Monster Beverage Corporation	1.6	7.7	4.8
J&J Snack Foods Corp.	0.7	1.0	1.3
McCormick & Co. Inc.	3.6	6.4	1.8
Ralcorp Holdings Inc.	4.6	4.5	1.0
Treehouse Foods, Inc.	2.0	2.2	1.1
Peer Group Median	**2.0**	**2.8**	**1.4**
Snyder's-Lance, Inc.	**1.5**	**1.4**	**1.0**

(1) Reflects the most recent four quarters trailing data from Standard & Poor's Research Insight database (generally as of September 2011)

(2) Reflects current market capitalization as of the month ended October 2011.

The Committee considers the compensation of our CEO and the other named executive officers relative to the peer group and survey data (as described above) for similarly situated executives. The Committee uses these comparisons as a point of reference for measurement but not as the determinative factor in setting our executives' compensation.

Base Salaries

Base salaries are the foundation of our executive compensation program. The Committee generally seeks to maintain base salaries for the named executive officers around the 50th percentile of base salaries for similar positions at similar companies. The Committee, however, also considers the responsibilities of the executives, market demand for executives with similar capability, experience and time in position, and our corporate performance and the performance of each executive in relation to our strategic objectives.

The following table reflects the base salaries approved for the named executive officers for 2012:

2012 Base Salaries

Name	Approved 2012 Base Salary
David V. Singer	$746,750
Carl E. Lee, Jr.	$643,750
Rick D. Puckett	$468,700
Kevin A. Henry	$329,600
Charles E. Good	$320,000

The CEO's base salary was increased by 3% for 2012 as compared to his 2011 base salary. The base salaries for all other named executive officers were also increased 3% from 2011 base salaries, except Mr. Good's base salary was increased by 10.7%.

How did we determine base salaries for 2012?

On February 8, 2012, the Committee considered its annual review of Mr. Singer's compensation. As a result of that review and the Committee's evaluation of our performance and the performance of Mr. Singer in 2011, the Committee approved and recommended to the Board of Directors a 3% increase in Mr. Singer's base salary for 2012. In determining the amount of the increase, the Committee considered the consultant's analyses of the survey and peer group data and noted that the increase to Mr. Singer's base salary would result in a base salary between the 25th and 30th percentiles of the market composite. The Board of Directors approved Mr. Singer's salary increase on February 9, 2012. The Committee determined that the percentage increase for Mr. Singer should be the same as for the other named executive officers, except for Mr. Good.

On February 8, 2012, Mr. Singer submitted recommendations to the Committee regarding the base salaries for the other named executive officers. Based on Mr. Singer's recommendations and the Committee's subjective evaluation of the Company's performance and the performance of those individuals in 2011, the Committee increased the base salaries of all of the other named executive officers by 3% from their 2011 base salaries, except Mr. Good's base salary was increased by 10.7%. Mr. Good's increase was based on a review of the survey data provided by the consultant for similar positions and Mr. Good's performance in 2011, including substantial progress in converting the Company's distribution structure from Company owned routes to an independent business owner structure and the improved results of the Company's distribution system. On average, the 2012 base salaries of the named executive officers, other than Mr. Singer, were set at the 50th percentile of the applicable market. On an individual basis, the base salaries for those officers ranged from the 45th percentile (Mr. Henry) to the 75th percentile (Mr. Lee).

Mr. Warehime received $660,000 for his services as Chairman of the Board in 2012 pursuant to the terms of the merger agreement. Under the merger agreement, Mr. Warehime is entitled to receive annual base compensation of $660,000 through 2013.

Annual Performance Incentive Plan

Our annual performance incentive plan (the "Annual Plan") is designed to provide each executive officer the opportunity to receive an annual cash bonus based on the achievement of certain sales, financial and operational goals. In setting bonus awards, the Committee considers each executive's level of responsibility in relation to our annual and long-term objectives, recommendations of the CEO, and our obligations under the agreements with the CEO. The Committee sets target bonuses at levels that are designed to link a substantial portion of each individual's total annual compensation to the achievement of performance goals.

The performance goals are set with respect to pre-determined financial measures for our business. The financial performance measures and goals are determined based on our operating plan for the year, which is developed by management and approved by the Board of Directors.

2012 Annual Plan

On February 8, 2012, the Committee adopted the Snyder's-Lance, Inc. Annual Performance Incentive Plan for Officers (the "Annual Plan") and approved the target bonus awards, performance measures and goals and the weighting of the performance measures for 2012 under the Annual Plan (the "2012 Annual Plan"). The 2012 Annual Plan was recommended to the Board of Directors, which approved the participation of Mr. Singer in the plan on February 9, 2012. The Board of Directors also approved the participation of Michael A. Warehime, Chairman of the Board, in the 2012 Annual Plan pursuant to the terms of the merger agreement.

The following table reflects the target bonus award and the calculations and amounts of the annual bonuses paid to each of the named executive officers under the 2012 Annual Plan:

2012 Annual Bonus Targets and Awards

Name	Base Salary	x	Target Bonus % (% of Base Salary)	=	2012 Target Bonus Award	x	Overall Goal Achievement Percentage	=	Bonus Award Paid
David V. Singer	$746,750	x	100%	=	$746,750	x	91.5%	=	$683,300
Carl E. Lee, Jr.	$643,750	x	100%	=	$643,750	x	91.5%	=	$589,100
Rick D. Puckett	$468,700	x	75%	=	$351,488	x	91.5%	=	$321,700
Kevin A. Henry	$329,600	x	50%	=	$164,785	x	91.5%	=	$150,800
Charles E. Good	$320,000	x	50%	=	$160,000	x	91.5%	=	$146,400

Mr. Singer's target award was set in accordance with his employment agreement, which provides for a target annual award equal to 100% of base salary. Mr. Singer's total target cash compensation (*i.e.*, base salary plus target annual bonus) was set between the 25th and 30th percentiles of the market composite.

The target award percentages for Messrs. Lee, Puckett, Henry and Good were unchanged from 2011. On average, the total target cash compensation for the named executive officers, other than Mr. Singer, was set at the 50th percentile of the applicable market, with the individual total target cash compensation for each named executive officer ranging from the 45th percentile (Mr. Henry) to the 75th percentile (Mr. Lee).

Under the terms of the merger agreement, Mr. Warehime was entitled to receive an annual target incentive of $990,000 through 2013. On February 9, 2012, the Board of Directors, upon recommendation of the Committee, approved an amendment to Mr. Warehime's annual incentive arrangement (the "Chairman Compensation Letter"). Pursuant to the Chairman Compensation Letter, Mr. Warehime's annual cash incentive target under the 2012 Annual Plan was reduced from $990,000 to $660,000, and he was granted 7,362 shares of restricted stock with a grant date fair value of $165,000. Mr. Warehime was also granted options for 34,446 shares of common stock with a grant date fair value of $165,000. The exercise price of the options is $22.41. The restricted stock and options were performance-based and subject to vesting after one year in accordance with terms of the 2012 Annual Plan. To the extent actual performance exceeded the target goals under the 2012 Annual Plan, the balance of Mr. Warehime's awards with respect to the grant date fair values of the restricted shares and options was payable in cash. Any unvested shares of restricted stock and options were subject to forfeiture. Mr. Warehime's incentive was changed to more closely align his compensation with that of the executive officers. Based on a 91.5% overall goal achievement under the 2012 Annual Plan, Mr. Warehime earned a cash bonus of $603,900 for 2012, 6,737 shares of his restricted stock grant vested, and options for 31,519 shares of common stock vested.

For each of the named executive officers, the overall goal achievement percentage under the 2012 Annual Plan was calculated based on our achievement of annual corporate performance goals with respect to pre-determined financial performance measures. For 2012, the Committee selected annual financial measures and assigned applicable weights and performance goals as follows:

Performance Measure	Weight	Target Performance Goal (1)
Net Revenue	40%	$1.607 billion
Earnings Per Share ("EPS")	60%	$1.00

(1) The threshold payout for net revenue was 50% of target at $1.562 billion and for EPS was 35% of target at $.75 earnings per share. The maximum payout for each performance measure was 200% of target.

The Committee discontinued the use of one financial performance measure used in 2011— Free Cash Flow —for 2012 because most of the integration activities of Lance, Inc. and Snyder's of Hanover, Inc. were complete or on schedule. Free Cash Flow had been used as a measure to encourage working capital improvements during the merger integration. The Committee also increased the weighting for EPS from 40% to 60% to emphasize the importance of EPS as a measure of the Company's stockholder value creation.

Each of the financial performance measures (excluding the effect of acquisitions, divestitures and special items) was defined in the 2012 Annual Plan as follows:

- "Net Revenue" is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items for the 2012 fiscal year, as audited and reported in the Company's Form 10-K for the 2012 fiscal year.
- "Earnings Per Share" is defined as the fully diluted earnings per share of the Company for the 2012 fiscal year, as audited and reported in our Form 10-K for the 2012 fiscal year.

The Committee maintained discretion to adjust any award under the 2012 Annual Plan for extraordinary items such as acquisitions, dispositions, discontinued operations, required accounting adjustments or similar events, provided that such discretion should be exercised in a manner that would permit the Company to deduct the amounts of certain awards for tax purposes under Section 162(m) of the Internal Revenue Code. The Committee also retained the discretion to reduce any award for any reason.

Annual bonuses under the 2012 Annual Plan, as specified above, were determined by the Committee and paid to the participants in March 2013.

Long-Term Cash and Equity Compensation

The Committee administers our equity incentive plans, including our 2007 Key Employee Incentive Plan, as amended, and our 2012 Key Employee Incentive Plan, as approved by our stockholders on May 3, 2012. The Committee is authorized to grant restricted stock awards, stock options and other equity awards under these plans. Awards granted to an individual are based upon a number of factors, including the recipient's position, salary and performance, as well as our overall corporate performance. The 2007 Key Employee Incentive Plan will expire on April 26, 2013 and there are no additional shares available for award under the plan.

The Committee makes awards under our equity incentive plans from time to time to reward short-term performance with equity-based compensation and to motivate the recipients' long-term performance and retention. Each year, the Committee approves a three-year performance incentive arrangement for officers that includes a performance period that generally covers the current year and the two following years (the "Three-Year Plans").

2012 Three-Year Plan

On February 8, 2012, the Committee adopted the Long-Term Performance Incentive Plan for Officers and Key Managers under the 2007 Key Employee Incentive Plan (the "Long-Term Plan") and approved the target incentive awards, performance measures and goals and the weighting of the performance measures under the Long-Term Plan for 2012 (the "2012 Three-Year Plan"). Each of the named executive officers was selected as a participant in the 2012 Three-Year Plan and assigned a target incentive based on his level of responsibility and position and the analyses and recommendations of the consultant.

The Committee assigned the following target incentives to the named executive officers:

Name	2012 LTIP Overall Target Incentive
David V. Singer	$2,025,653
Carl E. Lee, Jr.	$800,000
Rick D. Puckett	$533,011
Kevin A. Henry	$375,291
Charles E. Good	$128,000

How did the Committee determine the LTIP target amounts?

The Committee seeks to provide a substantial portion of total compensation in the form of long-term, "at risk" pay. The Committee generally attempts to set long-term target incentives around the 50th percentile of the Company's competitive market; however, the Committee also considers contractual obligations and subjective factors including the responsibilities of an executive, time in position and the market demand for executives with similar capability and experience.

For 2012, the Committee approved one-time increases to the target incentive amounts for Messrs. Singer, Puckett and Henry of $125,653, $58,011 and $25,291, respectively, to offset the elimination of certain profit sharing restoration benefits (the "PSR Restoration Adjustments"). See the discussion beginning on page 34 for additional information about amendments to the Snyder's-Lance, Inc. Compensation Deferral Plan. The PSR Restoration Adjustments were paid in restricted stock as described below.

Mr. Singer's target incentive (excluding his PSR Restoration Adjustment) was determined based on his Executive Employment Agreement and to set his long-term incentive compensation between the 25th and 30th percentiles of the composite market. For the remaining named executive officers, target incentives (excluding Restoration Adjustments) were set approximately between the 25th and 70th percentiles of the applicable market. Based on Mr. Lee's prior CEO experience and the importance of his management responsibilities in connection with the integration and operations of the larger combined company, his target incentive was set at $800,000 which was between the 40th and 45th percentiles of the market composite.

In accordance with the 2012 Three-Year Plan, each named executive officer was granted nonqualified stock options valued at 25% of his target incentive and time-based restricted shares of common stock valued at 25% of his target incentive. Messrs. Singer, Puckett and Henry were also granted additional time-based restricted shares as consideration for the PSR Restoration Adjustments. The following reflects the aggregate number of stock options and restricted shares granted to each of the named executive officers:

Name	Nonqualified Stock Option Shares	Restricted Stock Shares
David V. Singer	99,165	26,802
Carl E. Lee, Jr.	41,754	8,925
Rick D. Puckett	24,792	7,887
Kevin A. Henry	18,267	5,034
Charles E. Good	6,681	1,428

Each stock option granted under the 2012 Three-Year Plan had an initial exercise price of $22.41 and vests in three substantially equal annual installments beginning on February 23, 2013. Each participant was granted a number of stock options equal to the dollar value of his or her stock option incentive divided by the Black-Scholes value of the stock options on February 13, 2012.

Each share of restricted stock also vests in three substantially equal annual installments beginning on February 23, 2013. Each participant was granted a number of shares of restricted stock equal to the dollar value of his or her restricted stock incentive (plus any PSR Restoration Adjustment) divided by $22.41, which was the closing price on February 23, 2012.

Each named executive officer was also assigned a performance award opportunity with a target long-term performance award equal to 50% of his target incentive under the 2012 Three-Year Plan. Payouts with respect to the performance award opportunities will be payable in cash based on the attainment of predetermined performance goals for 2012 through 2014 with respect to certain financial measures.

The formula for computing the long-term performance awards is as follows:

Target Performance Award	x	Overall Goal Achievement (%)	=	Award Earned

The Committee set the target performance awards under the 2012 Three-Year Plan as follows:

Name	2012 LTIP Target Performance Award
David V. Singer	$950,000
Carl E. Lee, Jr.	$400,000
Rick D. Puckett	$237,500
Kevin A. Henry	$175,000
Charles E. Good	$64,000

The overall goal achievement percentage under the 2012 Three-Year Plan will be computed based on a performance matrix taking into account the achievement of a performance goal for the Company's Return on Invested Capital ("ROIC") and the Company's Relative Total Shareholder Return compared to a peer group of 24 companies listed below. For 2012, the Committee chose ROIC as the sole financial performance measure under the 2012 Three-Year Plan to emphasize the Company's goal of increasing its return on investment. The Committee removed net revenue and earnings per share as financial performance measures for the 2012 Three-Year Plan to eliminate the duplication of performance measures with those used in the 2012 Annual Plan. The Committee determined the target goal for the 2012 Three-Year plan based on the three year financial projections in the Company's strategic plan.

The overall goal achievement percentage will be determined in accordance with the following matrix based on the Company's relative shareholder return:

		Relative Shareholder Return			
	ROIC Attainment	***Quartile 4***	***Quartile 3***	***Quartile 2***	***Quartile 1***
ROIC	Maximum	75%	100%	150%	175%
	Target	50%	75%	100%	135%
	Threshold	25%	50%	75%	100%
	Less than Threshold	0%	25%	50%	75%

The matrix will be adjusted for the budgeted impact of any acquisitions or divestitures. Each of the performance measures and other relevant terms under the 2012 Three-Year Plan are defined as follows:

- "Return on Invested Capital" or "ROIC" is defined as the average of the ROIC for the 2012, 2013 and 2014 fiscal years, excluding special items as audited and reported in the Company's Forms 10-K for the 2012, 2013 and 2014 fiscal years, calculated as follows:

$$\frac{\text{Operating Income x (1 – Tax Rate)}}{\text{Average Equity + Average Net Debt}}$$

- "Operating Income" means our actual earnings before interest and taxes, excluding special items and other income and expense.

- "Tax Rate" for ROIC means our actual total effective income tax rate for each year.

- "Average Net Debt" means our average debt less average cash for each year.

- "Relative Total Shareholder Return" is defined as the total shareholder return for the Company relative to a peer group of 24 companies. Each peer company, including Snyder's-Lance, will be compared to each other and put into four quadrants ranked from highest total shareholder return to the lowest total shareholder return, with the highest in Quadrant One and the lowest in Quadrant Four. The 24 companies are as follows:

Snyder's-Lance, Inc.	Treehouse Foods, Inc.	Green Mountain Coffee Roasters
Church & Dwight Inc.	Lancaster Colony Corp.	Flowers Foods Inc.
Ralcorp Holdings Inc.	J&J Snack Foods Corp.	ConAgra Foods, Inc.
J.M. Smucker Company	Hormel Foods Corp.	Hain Celestial Group, Inc.
B&G Foods Inc.	Diamond Foods, Inc.	PepsiCo, Inc.
Kellogg Company	General Mills, Inc.	McCormick & Co. Inc.
H.J. Heinz Company	Campbell Soup Company	Sara Lee Corp.
Hershey Company	Kraft Foods Inc.	Constellation Brands Inc.

- "Total Shareholder Return" ("TSR") is defined as the return of $100 invested in each stock at the beginning of the performance period compared to the value of that $100, with dividends reinvested, at the end of the three year performance period.

The maximum potential payout under each performance award is 175% of target. The Committee maintains discretion to adjust any award under the 2012 Three-Year Plan for extraordinary items such as acquisitions, dispositions, discontinued operations, required accounting adjustments or similar events, provided that such discretion should be exercised in a manner that would permit the Company to deduct the amounts of certain awards for tax purposes under Section 162(m) of the Internal Revenue Code. The Committee also retains the discretion to reduce any performance award for any reason.

Payments of the performance awards, if any, will be made as soon as practicable in 2015 after the Committee has reviewed the Company's 2012, 2013 and 2014 audited financial statements and determined the performance levels achieved.

2011 COO Equity Grants

Under our 2007 Key Employee Incentive Plan, no individual participant may receive in any one calendar year stock-based awards in the aggregate covering more than 400,000 shares of our common stock. In March 2013, the Company and the Committee determined that a portion of the equity grants made to Mr. Lee in calendar year 2011 inadvertently exceeded such limit. As a result, the portion of one of Mr. Lee's stock option awards granted in 2011 that exceeded the plan limit, covering a total of 89,810 shares of the Company's common stock at an exercise price of $17.32 per share, was rescinded. As previously disclosed, the rescinded stock options were granted by the Committee on February 23, 2011 and were scheduled to vest on February 23, 2016.

Stock Ownership Guidelines

We expect that individuals who receive awards under our equity incentive plans will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with our stockholders. In 2007, our Board of Directors, upon recommendation of the Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of Snyder's-Lance. The guidelines provide that each of our directors, officers and senior managers retain 50% of common shares received under our equity grants to them, net of required income tax withholding, until the ownership targets under the guidelines are achieved and maintained. On August 3, 2012, the Board of Directors, on recommendation of the Committee, approved amended guidelines which provide for the following ownership targets: three times annual retainer for directors, three times base salary for the CEO, two times base salary for the President, COO and CFO, one times base salary for Executive and Senior Vice Presidents and one-half times base salary for other officers and senior managers.

CEO Employment Agreement

In May 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our CEO. The initial term of the Employment Agreement was three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, we agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in our Annual Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of the Company.

We also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary. In 2008, Mr. Singer's employment agreement was amended to provide that all of his annual long-term incentive opportunity after 2007 be provided as a target incentive under the Three-Year Plans.

The Employment Agreement also provides for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances. See the discussion beginning on page 35 for additional information.

On January 8, 2013, Snyder's-Lance entered into a Transitional Services and Retirement Agreement (the "Retirement Agreement") with Mr. Singer which provides for Mr. Singer's retirement as Chief Executive Officer immediately following the 2013 annual meeting. The Retirement Agreement supersedes and replaces certain provisions of Mr. Singer's Employment Agreement with respect to his position, compensation and severance. See the Current Report on Form 8-K filed January 14, 2013 for additional information regarding the terms of the Retirement Agreement. In addition, we eliminated perquisites provided to Mr. Singer and the related tax gross-up.

Severance and Change in Control Arrangements

During 2012, each of our named executive officers, except for Mr. Good, was entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were initially negotiated and approved by the Committee and the Board of Directors in connection with the hiring of Messrs. Singer and Puckett. In 2011, the Committee adopted a new form of severance agreement, which the Company entered into with Messrs. Lee and Henry.

In 1997, with the assistance of the Company's then compensation consultant, Hewitt Associates LLC, the Committee and the Board of Directors approved Compensation Benefits and Assurance Agreements ("Benefits Agreements") for certain key executive officers in the event of a change in control. These agreements were designed to allow the executive officers to continue to focus on the operation of our business and to act in the best interests of our stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event a new owner of our Company did not continue the employment of the executive or otherwise made their position untenable. See the discussion beginning on page 35 for additional details regarding the amounts and benefits payable under these agreements in the event of a change in control. The Company has not entered into Benefits Agreements with Messrs. Lee, Henry and Good.

Has the Committee made any changes to the Company's Severance and Change in Control Benefits?

In 2010, the Committee engaged the consultant to provide an in-depth study of our severance and change in control benefits. In February 2011, the Committee made certain changes to the Company's severance and change in control arrangements based on the consultant's study and recommendations. First, the Committee adopted a new form of executive severance agreement to be used for new executive officers. The new form is intended to be more consistent with current market practices and provides reduced benefits from the prior severance and change in control packages. Second, the Committee determined not to enter into Benefits Agreements with new executive officers, which included Messrs. Lee, Henry and Good. The Committee also modified Mr. Puckett's Benefits Agreement to eliminate a right to receive severance benefits in the event of a voluntary termination of employment during the thirteenth month following a change in control, including the change in control resulting from the merger with Snyder's. The Committee also clarified in the Annual Plan and Long-Term Plan that a change in control will occur only upon the closing of a relevant transaction rather than the approval of the transaction by the stockholders. Finally, the Committee included a "double trigger" for the change in control provisions in the 2012 Key Employee Incentive Plan. The Committee continues to examine its severance and change in control benefits in relation to its peer companies and general executive compensation trends.

Benefits and Perquisites

We have generally provided to our employees, including the named executive officers, personal benefits that the Committee believes are reasonable, competitive and consistent with our objective of attracting and retaining officer talent. The cost of these benefits is reflected under All Other Compensation (Column (i)) on page 30.

Each of our executive officers, including the named executive officers, is eligible to participate in our group insurance program, which includes group health, dental, vision, life and long-term disability insurance, on the same basis as other employees. Other benefits for all employees include a 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations.

Our named executive officers were eligible to receive term life insurance, disability insurance and automobile allowances during 2012. Our named executive officers also received financial, medical and tax planning reimbursement up to $5,000 for 2012. In addition, Mr. Singer and Mr. Lee received certain other benefits from the Company. Mr. Singer received reimbursement for a country club membership as provided in his Executive Employment Agreement and Mr. Lee received reimbursement for a country club membership. In 2012, Mr. Lee also received certain relocation benefits associated with his move from York, Pennsylvania to Charlotte, North Carolina, including a $250,000 cash payment. This was provided to offset a portion of the anticipated loss in value of Mr. Lee's residence in Pennsylvania due to the recent housing market decline. Mr. Warehime also received certain perquisites and benefits consistent with the benefits paid to him by Snyder's of Hanover.

The Committee reviews and approves annually all perquisites paid by the Company to our executive officers. With the assistance of the consultant, the Committee reviewed our perquisite policies and determined to eliminate the tax gross-up for perquisites beginning January 1, 2012 and eliminate the remaining perquisites for named executive officers beginning January 1, 2013.

Section 162(m) of the Internal Revenue Code

The Committee considers the tax and accounting implications of our incentive and equity compensation plans, but they are not the only factors considered. Under Section 162(m) of the Code, a public company is generally not entitled to deduct non-performance based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual's compensation in any year exceeds $1.0 million. Special rules apply for "performance-based" compensation, including the pre-approval of performance goals applicable to that compensation. The stockholders of the Company have approved the 2007 Key Employee Incentive Plan and the 2012 Key Employee Incentive Plan, each of which is intended to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

Annual performance incentive awards and stock options and performance awards under the Three-Year Incentive Plans are generally intended to be deductible as "performance-based" compensation under Section 162(m). Other elements of compensation, including restricted stock awards as part of the Three-Year Incentive Plans, are not intended to be "performance-based" compensation under Section 162(m), and some portion of that compensation may not be fully deductible as a result of Section 162(m). In order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for federal income tax purposes.

Executive Compensation Tables

The following tables and related narratives present the compensation for our named executive officers in the format specified by the SEC.

Summary Compensation Table

The following table shows certain compensation information concerning our named executive officers for the fiscal years ended December 29, 2012, December 31, 2011 and January 1, 2011.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
David V. Singer	2012	746,750	—	600,653	475,000	683,300	77,221	2,582,924
Chief Executive Officer	2011	725,000	—	475,018	383,095	414,700	77,354	2,075,167
	2010	700,000	—	1,199,992	399,996	653,800	1,045,227	3,999,015
Carl E. Lee, Jr.	2012	643,750	—	200,000	200,000	589,100	285,818	1,918,668
President and Chief	2011	625,000	—	199,994	1,878,704	357,500	65,907	3,127,105
Operating Officer	2010	—	—	—	—	—	—	—
Rick D. Puckett	2012	468,700	—	176,761	118,750	321,700	49,851	1,135,762
Executive Vice	2011	455,000	—	418,746	382,618	195,195	294,923	1,746,482
President, Chief Financial Officer and Treasurer	2010	413,350	—	356,251	118,751	231,700	1,246,557	2,336,609
Kevin A. Henry	2012	329,600	—	112,791	87,500	150,800	33,473	714,164
Senior Vice President	2011	320,000	—	87,501	70,575	91,523	43,668	613,267
and Chief Human Resources Officer	2010	309,000	50,000	641,921	87,501	144,300	71,063	1,303,785
Charles E. Good	2012	320,000	—	32,000	32,000	146,400	28,399	558,799
Senior Vice President	2011	288,750	—	28,890	23,284	82,583	66,636	490,143
	2010	—	—	—	—	—	—	—

Salary (Column (c))

The amounts shown in the "Salary" column include any amounts deferred by the executive officers under our Deferred Compensation Plans and our 401(k) Savings Plan.

Bonus (Column (d))

The amount shown in the "Bonus" column includes a bonus paid to Mr. Henry in connection with his initial employment by Snyder's-Lance in 2010.

Stock Awards (Column (e))

The amounts shown in the "Stock Awards" column reflect the aggregate grant-date fair values of restricted stock awards computed in accordance with FASB ASC Topic 718. The assumptions made in determining the fair values of the stock awards are described on pages 31 and 35 to 37 of our Form 10-K for the fiscal year ended December 29, 2012.

Option Awards (Column (f))

The amounts shown in the "Option Awards" column reflect the aggregate grant-date fair values of option awards computed in accordance with FASB ASC Topic 718. The assumptions made in determining the fair value of option awards are described on pages 31 and 35 to 37 of our Form 10-K for the fiscal year ended December 29, 2012. The amount reflected for Mr. Lee in 2011 includes the grant-date fair value of 89,810 options that were granted on February 23, 2011 and subsequently rescinded in March 2013. For additional information, see the discussion on page 26 under "—2011 COO Equity Grants."

Non-Equity Incentive Plan Compensation (Column (g))

The amounts shown in the "Non-Equity Incentive Plan Compensation" column represent cash amounts paid under our 2012 Annual Plan.

All Other Compensation (Column (i))

The following table sets forth each component of the "All Other Compensation" column for 2012.

Benefit	Singer	Lee	Puckett	Henry	Good
Profit Sharing Plan (1)	$7,963	-	$7,963	$4,940	-
401(k) Plans (2)	11,250	$11,250	11,250	11,250	$11,250
Deferred Compensation Plans (3)	15,584	-	6,799	-	-
Term life insurance premiums	8,772	4,692	6,964	1,683	4,906
Country club dues	12,402	5,060	-	-	-
Personal use automobile	-	3,854	-	-	12,243
Automobile allowances	17,999	-	15,600	15,600	-
Financial planning and tax services	3,251	-	1,275	-	-
Relocation benefit (4)	-	250,000	-	-	-
Supplemental disability insurance reimbursement	-	10,961	-	-	-
Total	$77,221	$285,818	$49,851	$33,473	$28,399

(1) The amounts shown in this row represent contributions we made to the executives' accounts under our Profit-Sharing Retirement Plan.

(2) The amounts shown in this row represent the matching contributions we made to the executives' accounts under our 401(k) Savings Plans.

(3) The amounts shown in this row represent contributions we made to the executives' accounts under the Deferred Compensation Plans. The plans are described beginning on page 33.

(4) This amount represents a one-time relocation benefit paid to Mr. Lee for his relocation to Charlotte, North Carolina.

2012 Grants of Plan Based Awards

The following table shows all grants of plan-based awards made to our named executive officers in 2012.

Name	Date of Committee Action	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards: Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
David V.	N/A	N/A (2)	149,350	746,750	1,493,500	—	—	—	—
Singer	N/A	N/A (3)	475,000	950,000	1,662,500	—	—	—	—
	2/20/12	2/23/12 (4)	—	—	—	26,802	—	—	600,653
	2/20/12	2/23/12 (5)	—	—	—	—	99,165	22.41	475,000
Carl E.	N/A	N/A (2)	128,750	643,750	1,287,500	—	—	—	—
Lee, Jr.	N/A	N/A (3)	200,000	400,000	700,000	—	—	—	—
	2/20/12	2/23/12 (4)	—	—	—	8,925	—	—	200,000
	2/20/12	2/23/12 (5)	—	—	—	—	41,754	22.41	200,000
Rick D.	N/A	N/A (2)	70,298	351,488	702,976	—	—	—	—
Puckett	N/A	N/A (3)	118,750	237,500	415,625	—	—	—	—
	2/20/12	2/23/12 (4)	—	—	—	7,887	—	—	176,761
	2/20/12	2/23/12 (5)	—	—	—	—	24,792	22.41	118,750
Kevin A.	N/A	N/A (2)	32,957	164,785	329,570	—	—	—	—
Henry	N/A	N/A (3)	87,500	175,000	306,250	—	—	—	—
	2/20/12	2/23/12 (4)	—	—	—	5,034	—	—	112,791
	2/20/12	2/23/12 (5)	—	—	—	—	18,267	22.41	87,500
Charles E.	N/A	N/A (2)	32,000	160,000	320,000	—	—	—	—
Good	N/A	N/A (3)	32,000	64,000	112,000	—	—	—	—
	2/20/12	2/23/12 (4)	—	—	—	1,428	—	—	32,000
	2/20/12	2/23/12 (5)	—	—	—	—	6,681	22.41	32,000

(1) The amounts shown in this column represent the grant-date fair market values of the awards computed in accordance with FASB ASC Topic 718. The assumptions made in determining the fair values of the awards are described beginning on page 31 of our Form 10-K for the fiscal year ended December 29, 2012.

(2) The amounts shown in this row reflect the threshold, target and maximum cash incentive awards under the 2012 Annual Plan.

(3) The amounts shown in this row reflect the threshold, target and maximum performance-based cash awards under the 2012 Three-Year Plan.

(4) The amounts shown in this row reflect a grant of restricted stock under the 2012 Three-Year Plan.

(5) The amounts shown in this row reflect a grant of stock options under the 2012 Three-Year Plan.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table shows the outstanding equity awards held by our named executive officers as of December 29, 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
David V. Singer	92,196	—	19.44	02/23/2019	—	—
	85,287	—	19.71	02/25/2020	—	—
	—	68,840 (2)	17.32	02/23/2021	—	—
	—	99,165 (3)	22.41	02/23/2022	—	—
	—	—	—	—	18,248 (6)	432,113
	—	—	—	—	26,802 (7)	634,671
Carl E. Lee, Jr.	31,500		3.929	03/31/2020		
	28,145	—	4.599	03/31/2021	—	—
	30,310	—	6.259	03/31/2022	—	—
	20,568	—	6.679	03/31/2023	—	—
	12,990	—	6.474	03/31/2024	—	—
	34,857	—	8.961	04/01/2025	—	—
	14,493	28,986 (2)	17.32	02/23/2021	—	—
	—	434,784 (4)	17.32	02/23/2021	—	—
	—	41,754 (3)	22.41	02/23/2022	—	—
	—	—	—	—	7,698 (6)	182,289
	—	—	—	—	8,925 (7)	211,344
Rick D. Puckett	16,000	—	18.79	01/30/2016	—	—
	7,460	—	17.43	03/08/2014		
	23,499	—	14.50	02/21/2018	—	—
	23,532	—	19.44	02/23/2019	—	—
	25,320	—	19.71	02/25/2020	—	—
	8,605	17,210 (2)	17.32	02/23/2021	—	—
	—	76,086 (5)	17.32	02/23/2021	—	—
	—	24,792 (3)	22.41	02/23/2022	—	—
	—	—	—	—	4,570 (6)	108,218
	—	—	—	—	17,322 (8)	410,185
	—	—	—	—	7,887 (7)	186,764
Kevin A. Henry	657	—	19.71	02/25/2020	—	—
	6,341	12,682 (2)	17.32	02/23/2021	—	—
	—	18,267 (3)	22.41	02/23/2022	—	—
	—	—	—	—	3,368 (6)	79,754
	—	—	—	—	5,034 (7)	119,205
Charles E. Good	—	4,184 (2)	17.32	02/23/2021	—	—
	—	6,681 (3)	22.41	02/23/2022	—	—
	—	—	—	—	1,112 (6)	26,332
	—	—	—	—	1,428 (7)	33,815

(1) Options are fully vested.

(2) Options vest in three equal annual installments beginning February 23, 2012. The options listed above will vest in two remaining equal annual installments on February 23, 2013 and February 23, 2014.

(3) Options vest in three equal annual installments beginning February 23, 2013.

(4) Includes 89,810 options that were granted on February 23, 2011 and subsequently rescinded in March 2013. For additional information, see the discussion on page 26 under "—2011 COO Equity Grants." Options vest five years from award date of February 23, 2011.

(5) Options vest three years from award date of February 23, 2011.

(6) Restricted shares vest in three equal annual installments beginning February 23, 2012. The amount listed above will vest in two remaining equal annual installments on February 23, 2013 and February 23, 2014.

(7) Restricted shares vest in three equal annual installments beginning February 23, 2013.

(8) Restricted shares vest three years from award date of February 23, 2011.

2012 Option Exercises and Stock Vested

The following table shows option exercises and stock vested during the fiscal year ended December 29, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David V. Singer	5,492	39,323	9,142	204,872
	59,365	511,133		
	83,652	724,426		
	1,300	9,269		
	27,628	200,856		
	40,635	359,620		
Carl E. Lee, Jr.	21,542	428,492	3,849	86,256
	28,458	583,987		
	50,000	1,026,050		
Rick D. Puckett	9,000	48,420	2,285	51,207
	8,800	59,312		
	8,950	103,283		
Kevin A. Henry	18,000	107,640	1,684	37,738
Charles E. Good	2,092	14,330	556	12,460

(1) The amounts shown in this column reflect the aggregate dollar amounts realized upon the exercise of stock options. The amounts show the difference between the market price of our common stock at exercise and the exercise price of the options.

2012 Nonqualified Deferred Compensation

We maintain the Snyder's-Lance, Inc. Compensation Deferral Plan (the "SLI Deferral Plan"), which is a non-qualified deferred compensation plan, for certain employees. Each of the named executive officers was eligible to participate in the SLI Deferral Plan during fiscal year 2012. We also maintain the Snyder's of Hanover, Inc. Executive Deferred Compensation Plan (the "Snyder's Deferral Plan"), which we assumed in connection with the merger in December 2010. Mr. Lee and Mr. Good each participated in the Snyder's Deferral Plan prior to fiscal year 2012, and we continue to maintain the Snyder's Deferral Plan for deferrals and amounts contributed before 2012. We refer to the SLI Deferral Plan and the Snyder's Deferral Plan collectively as the "Deferred Compensation Plans."

The following table sets forth information regarding the named executive officers' accounts and benefits under the Deferred Compensation Plans for fiscal year 2012.

Name	Plan	Executive Contributions in 2012 ($)(1)	Company Contributions in 2012 ($)(2)	Aggregate Earnings in 2012 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/29/2012 ($)
David V. Singer	SLI Deferral Plan	-	15,584	28,291	-	241,038
Carl E. Lee, Jr.	SLI Deferral Plan	-	-	-	-	-
	Snyder's Deferral Plan	-	-	45,581	-	315,942
Rick D. Puckett	SLI Deferral Plan	-	6,799	14,752	-	147,160
Kevin A. Henry	SLI Deferral Plan	308	-	32	-	16,255
Charles E. Good	SLI Deferral Plan	23,950	-	1,115	-	25,065
	Snyder's Deferral Plan	-	-	17,133	48,747	94,689

(1) Amounts reflected in this column are also reported in the "Salary" column for 2012 or the "Non-Equity Incentive Plan Compensation" column for 2011 of the Summary Compensation Table.

(2) All of the amounts reflected in this column are reported in the "All Other Compensation" column of the Summary Compensation Table for 2012.

(3) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferred Compensation Plans are deemed to be above-market or preferential earnings.

SLI Deferral Plan

We amended the SLI Deferral Plan effective January 1, 2012. As a result of the amendments, participants may now elect to defer from 1% to 60% of their annual base salary and from 1% to 90% of their annual incentive award under our Annual Plans. Prior to the amendments, participants could defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under our Annual Plans.

The amendments also eliminated the company's obligation to make profit sharing restoration contributions for plan years beginning on or after January 1, 2012. Prior to the amendments, we were required to make contributions to each eligible participant's account equal to the excess, if any, of (a) the profit sharing contribution that we would have made to the participant's account under our tax-qualified retirement plan if the amount of the contribution were not limited by the Internal Revenue Code of 1986, as amended (the "Code"), over (b) the amount of the profit sharing contribution that we actually made to the participant's account under the tax-qualified plan.

Amounts deferred by participants and contributions made by us are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under our tax-qualified retirement plan.

Participants may generally select from the following payment options for each year's deferrals under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(c) a single lump sum payment made on a date selected by the participant prior to termination of employment and no earlier than two years after the plan year to which the deferral relates.

Profit sharing restoration contributions under the plan are paid in a single lump sum payment made seven months after termination of employment (unless a prior installment election was already in effect at the time the plan was amended). If a participant dies, the participant's account balances will be payable to the participant's beneficiary in a single lump sum. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant's account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies.

Snyder's Deferral Plan

Participants in the Snyder's Deferral Plan could elect to defer any fixed periodic dollar amounts or percentages of their current cash compensation, including regular salary and bonus awards, subject to any limitations imposed by the Company. All compensation deferred by participants in the Snyder's Deferral Plan was contributed to a trust intended to be treated as a "grantor trust" under the Code.

Amounts deferred by a participant could be invested or deemed invested, at the option of the Company, in investment alternatives made available by the Company.

Participants may elect to receive payments under the Snyder's Deferral Plan:

(a) on the January 1 following a participant's separation from service;

(b) on a fixed date or dates elected by the participant (but no earlier than the January 1 of the third calendar year after a participant's initial compensation deferral under the plan);

(c) in the event of an unforeseeable emergency;

(d) upon participant's disability (as defined by law);

(e) upon participant's death; or

(f) on the January 1 following a change in control, within the meaning of Section 409A of the Code.

All payments under the Snyder's Deferral Plan will be made in cash or in-kind. Participants can elect to receive payments in a single lump sum payment or in annual installments over a number of years selected by the participant (up to 10 years), except that payments made upon the disability or death of a participant will be made in a single lump sum payment 90 days following the disability or death, as applicable. The Company will continue to maintain the plan for participants' accounts currently existing, but no additional deferrals or company contributions have been made during fiscal year 2012 or will be made in future years.

2012 Potential Payments Upon Termination or Change in Control

We have agreements and plans that require us to provide compensation or other benefits to our named executive officers in connection with events related to a termination of employment or a change in control. The following table shows the estimated benefits payable to each named executive officer assuming each covered event occurred on December 29, 2012.

Name and Plans	Involuntary Termination Without Cause Prior to a Change in Control	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
David V. Singer					
Cash Severance	2,987,000	-	-	-	4,480,500
Incentive Under 2012 Annual Plan	683,300	683,300	683,300	746,750	746,750
Incentive Under 2011 Three-Year Plan	633,334	633,334	633,334	633,334	-
Incentive Under 2012 Three-Year Plan	316,667	316,667	316,667	316,667	-
Accelerated Vesting of Stock Options	563,762	563,762	-	563,762	-
Accelerated Vesting of Restricted Stock	-	1,067,636	427,828	1,067,636	-
SLI Deferral Plan	241,039	241,039	241,036	-	241,039
Profit Sharing "Make Whole"	-	-	-	-	145,616
Health and Dental Insurance	16,667	-	-	-	25,000
Outplacement Services	-	-	-	-	74,675
Excise Tax Gross-Up	-	-	-	-	-
Total	$5,441,768	$3,505,738	$2,302,168	$3,328,148	$5,713,580
Carl E. Lee, Jr.					
Cash Severance	1,931,250	-	-	-	-
Incentive Under 2012 Annual Plan	589,100	589,100	589,100	643,750	-
Incentive Under 2011 Three-Year Plan	266,667	266,667	266,667	266,667	-
Incentive Under 2012 Three-Year Plan	133,333	133,333	133,333	133,333	-
Accelerated Vesting of Stock Options (1)	-	3,002,605	-	3,002,605	-
Accelerated Vesting of Restricted Stock	-	393,633	161,592	393,633	-
SLI Deferral Plan	-	-	-	-	-
Snyder's Deferral Plan	315,942	315,942	315,942	315,942	315,942
Outplacement Services	64,375	-	-	-	-
Total	$3,300,667	$4,701,280	$1,466,634	$4,755,930	$315,942
Rick D. Puckett					
Cash Severance	820,150	-	-	-	2,460,413
Incentive Under 2012 Annual Plan	351,500	321,700	321,700	351,500	351,500
Incentive Under 2011 Three-Year Plan	-	158,332	158,332	158,332	-
Incentive Under 2012 Three-Year Plan	-	79,167	79,167	79,167	-
Accelerated Vesting of Stock Options	-	624,848	-	624,848	-
Accelerated Vesting of Restricted Stock	-	705,167	116,364	705,167	-
SLI Deferral Plan	147,160	147,160	147,160	-	147,160
Profit Sharing "Make Whole"	-	-	-	-	79,965
Health and Dental Insurance	-	-	-	-	25,000
Outplacement Services	-	-	-	-	93,730
Excise Tax Gross-Up	-	-	-	-	-
Total	$1,318,809	$2,036,374	$822,722	$1,919,013	$3,157,767

Name and Plans	Involuntary Termination Without Cause Prior to a Change in Control	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Kevin A. Henry					
Cash Severance	741,553	-	-	-	-
Incentive Under 2012 Annual Plan	150,800	150,800	150,800	164,785	-
Incentive Under 2011 Three-Year Plan	116,666	116,666	116,666	116,666	-
Incentive Under 2012 Three-Year Plan	58,333	58,333	58,333	58,333	-
Accelerated Vesting of Stock Options	-	103,857	-	103,857	-
Accelerated Vesting of Restricted Stock	-	198,959	79,612	198,959	-
SLI Deferral Plan	16,255	16,255	16,255	-	16,255
Outplacement Services	32,960	-	-	-	-
Total	$1,116,568	$644,870	$421,666	$642,600	$16,255
Charles E. Good					
Cash Severance	-	-	-	-	-
Incentive Under 2012 Annual Plan	-	146,400	146,400	160,000	-
Incentive Under 2011 Three-Year Plan	-	38,334	38,334	38,334	-
Incentive Under 2012 Three-Year Plan	-	21,333	21,333	21,333	-
Accelerated Vesting of Stock Options	-	35,095	-	35,095	-
Accelerated Vesting of Restricted Stock	-	60,147	24,438	60,147	-
SLI Deferral Plan	25,065	25,065	25,065	25,065	25,065
Snyder's Deferral Plan	94,689	94,689	94,689	94,689	94,689
Total	$119,754	$421,063	$350,259	$434,663	$119,754

(1) Includes the value of accelerated vesting of 89,810 options that were granted on February 23, 2011 and subsequently rescinded in March 2013. For additional information, see the discussion on page 26 under "—2011 COO Equity Grants."

The following narrative describes the terms of our agreements and plans that relate to payments in connection with a termination of employment or change in control.

2012 Annual Plan

Under the 2012 Annual Plan, in the event of death, permanent disability or retirement, each participant in the plan would be paid a pro rata amount based on our actual performance determined after the end of the plan year. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the compensation committee.

In the event of a "change in control," each participant would be paid a pro rata amount equal to the participant's target incentive for the year-to-date, based on the number of days in the year preceding the consummation of the change in control.

Under the 2012 Annual Plan, a "change in control" will generally be deemed to occur upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders, or a member of the Van Every Family, which includes the descendents of Salem A. Van Every, Sr. and their spouses;

- a change in the majority of our board of directors over a two year period;

- approval by the stockholders and consummation of a plan of complete liquidation of our Company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or

- approval by the stockholders and consummation of a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our Company or the surviving entity.

A "change in control" will occur only in the event of the consummation of the relevant transaction.

2012 and 2011 Three-Year Plans

Under the 2012 and 2011 Three-Year Plans, in the event of death or disability before the end of the performance period, any outstanding performance award will be paid on a pro-rata basis in cash based on target performance. In the event of death or disability on or after the end of the performance period, any outstanding performance award will be paid on a pro-rata basis in cash based on actual performance. In the event of death or disability, any unvested stock options or shares of restricted stock granted under the Three-Year Plans will become fully vested as of the date of such event.

In the event of retirement, (i) any outstanding performance award will be paid in cash based on actual performance, prorated for the portion of the performance period worked prior to retirement, (ii) unvested stock options will continue to vest for a period of six months after retirement, and (iii) unvested shares of restricted stock will become vested pro rata based on the number of full months elapsed since the award date. The term "retirement" is defined in the 2012 and 2011 Three-Year Plans as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the compensation committee.

In the event of a change in control, any outstanding performance awards will be paid in cash pro rata based on the target performance through the closing date with such proration based on the number of days in the performance period preceding the date of the closing of the change in control. All unvested stock options and unvested shares of restricted stock will become fully vested and exercisable as of the date of a change in control (which will occur only in the event of the closing of the applicable transaction). The definition of a change in control is substantially similar to the definition under the 2012 Annual Plan, as described above.

Deferred Compensation Plans

Under the Deferred Compensation Plans, participants are entitled to certain payments in connection with a termination of employment, death or a change in control. The terms of the Deferred Compensation Plans are described beginning on page 33.

Agreements with the Chief Executive Officer

Employment Agreement. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. If Mr. Singer's employment is terminated by us prior to a change of control and without cause, we would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro rata payment under our Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his then current target incentive under our Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro rata payment with respect to each outstanding performance cycle under our Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of our other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, we have agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Compensation and Benefits Assurance Agreement. Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a "Benefits Agreement"). Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control:

(a) involuntary termination without cause;

(b) voluntary termination for good reason; or

(c) breach of the Benefits Agreement by us or our successor.

We refer to each of these covered events as a "qualifying termination." The definition of a change in control is substantially similar to the definition in the 2012 Annual Plan.

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under our Annual Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under our Annual Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Transitional Services and Retirement Agreement. On January 8, 2013, we entered into a Transitional Services and Retirement Agreement (the "Retirement Agreement") with Mr. Singer which provides for Mr. Singer's retirement as Chief Executive Officer immediately following the 2013 annual meeting (the "CEO Resignation Date"), followed by a period from the CEO Resignation Date through February 28, 2014 (the "Transitional Services Period") in which Mr. Singer will serve as a full time, non-executive employee of Snyder's-Lance to assist with the transition of his duties to the new CEO. The Retirement Agreement supersedes and replaces the severance provisions of Mr. Singer's Employment Agreement effective as of the CEO Resignation Date. After the CEO Resignation Date, no severance will be payable to Mr. Singer for any termination of employment, except Mr. Singer will be entitled to receive the following if he is terminated by Snyder's-Lance without "Cause" during the Transitional Services Period:

(a) all unpaid base salary under the Retirement Agreement from the date of termination through February 28, 2014;

(b) an amount equal to his target cash incentive award under the 2013 Annual Performance Incentive Plan;

(c) vesting of awards under the 2013 Long-Term Incentive Plan in accordance with the special vesting provisions set forth in the Retirement Agreement; and

(d) accelerated vesting, at the discretion of the Compensation Committee, of any portion of unvested stock options or restricted stock awarded under the 2012 Long-Term Incentive Plan.

Pursuant to the Retirement Agreement, Mr. Singer's Benefits Agreement will terminate on the CEO Resignation Date.

Agreements with Other Named Executive Officers

Severance Agreements. Mr. Puckett, Mr. Lee and Mr. Henry were each party to an Executive Severance Agreement as of December 29, 2012 (the "Severance Agreements").

Under Mr. Puckett's Severance Agreement, he was entitled to the following payments in the event of an involuntary termination without cause and prior to a change in control:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under our Annual Performance Incentive Plan; and

(c) a pro rata incentive payment based on the greater of current year actual incentive or current year target incentive under the Annual Plan.

Under Mr. Lee's and Mr. Henry's Severance Agreements, Mr. Lee and Mr. Henry were each entitled to the following payments in the event of (1) an involuntary termination without cause or (2) a voluntary termination for good reason:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to 1.5 times the sum of (i) base salary plus (ii) current year target incentive under our Annual Performance Incentive Plan;

(c) a pro-rata incentive payment based on actual performance under the annual incentive award and any outstanding long-term performance awards through the termination date; and

(d) outplacement services for up to one year, at a maximum cost of 10% of his base salary.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

Compensation and Benefits Assurance Agreements. As of December 29, 2012, Mr. Puckett was party to a Compensation and Benefits Assurance Agreement, as amended by a Retention and Amendment Agreement dated as of February 21, 2011 (the "Executive Benefits Agreement"). The Retention and Amendment Agreement, among other things, amended the Compensation and Benefits Assurance Agreement to eliminate from the definition of "qualifying termination" a voluntary termination for any reason during the thirteenth month following a change in control.

Mr. Puckett's Executive Benefits Agreement is substantially identical to Mr. Singer's Benefits Agreement, except for the term and termination and outplacement services provisions. As a result of the merger with Snyder's in December 2010, Mr. Puckett's Executive Benefits Agreement will terminate on December 6, 2013. Mr. Puckett's agreement provides for outplacement services for up to two years (instead of one year) at a maximum cost of 20% (instead of 10%) of his base salary.

Risk Analysis of Compensation Programs

We have considered our compensation policies and practices for all employees and concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on Snyder's-Lance.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our outstanding equity compensation arrangements as of December 29, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	2,071,561	$18.94	3,091,385
Equity compensation plans not approved by security holders (2)	871,086	$4.97	-
Total	2,942,647	$14.80	3,091,385

(1) Includes the Lance, Inc. 1997 Incentive Equity Plan, which was approved by the stockholders on April 18, 1997, the Lance, Inc. 2003 Key Employee Stock Plan, which was approved by the stockholders on April 24, 2003, the Lance, Inc. 2007 Key Employee Stock Plan, as amended, which was approved by the stockholders on May 4, 2010, the Lance, Inc. 2008 Director Stock Plan, which was approved by the stockholders on April 24, 2008, and the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan, which was approved by the stockholders on May 3, 2012.

(2) Includes the Snyder's of Hanover, Inc. Non-qualified Stock Option Plan, as amended on September 30, 2010. Outstanding options under the plan were assumed by the Company in connection with the merger.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Isaiah Tidwell, Peter P. Brubaker, C. Peter Carlucci, Jr., John E. Denton, W.J. Prezzano and Dan C. Swander served on the compensation committee in fiscal year 2012. None of the directors who served on the compensation committee in fiscal year 2012 served as one of our employees in fiscal 2012 or has ever served as one of our officers. During fiscal year 2012, none of our executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and our Annual Report on Form 10-K for the year ended December 29, 2012.

Submitted by the Compensation Committee of the Board of Directors.

Isaiah Tidwell, Chair
Peter P. Brubaker
C. Peter Carlucci, Jr.
John E. Denton
W.J. Prezzano
Dan C. Swander

AUDIT COMMITTEE REPORT

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Snyder's-Lance and the integrated audits of its financial statements, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for our financial statements and financial reporting processes, including our systems of internal controls. The Audit Committee operates under a written charter, which was last amended in November 2011.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2012. During the past fiscal year, the Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards, including the matters required to be discussed by the Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. The Audit Committee also received during the past fiscal year the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm their independence.

The Audit Committee approved in advance all audit and non-audit services for 2012. These services are outlined in more detail under "Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm." The Audit Committee also discussed with our internal audit accountants and our independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal audit accountants and our independent registered public accounting firm, with and without management present, to discuss the results of their examination and their evaluations of the internal controls and the overall quality of financial reporting of Snyder's-Lance.

Based on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements of Snyder's-Lance for the fiscal year ended December 29, 2012 be included in its Annual Report on Form 10-K for such fiscal year.

Submitted by the Audit Committee of the Board of Directors.

Jeffrey A. Atkins, Chair
Peter P. Brubaker
James W. Johnston
W.J. Prezzano
Isaiah Tidwell

RELATED PERSON TRANSACTIONS

Policy for Review of Transactions with Related Persons

The board of directors has a policy requiring approval of transactions between Snyder's-Lance and its directors, director nominees, executive officers, greater than five percent beneficial stockholders, and their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year. Under the policy, such transactions must be approved by either (1) a majority of the disinterested members of the governance and nominating committee or (2) a majority of the independent and disinterested members of the board. In either case, a related person transaction may not be approved by a single director.

Transactions with Related Persons

The following is a description of related person transactions entered into by Snyder's-Lance in fiscal year 2012.

In fiscal year 2012, we engaged in business transactions with MAW Associates, LP ("MAW Associates"), ARWCO Corporation ("ARWCO"), and Warehime Enterprises, Inc. ("WEI" and, together with MAW Associates and ARWCO, the "Businesses"), each of which provides financing to our independent business operators and distributors for the purchase of trucks and routes. Each of the Businesses and Snyder's-Lance have entered into an agreement pursuant to which we provide certain administrative services, including deducting loan payments from distributors' weekly settlement and remitting the payments to the respective Business.

The following table sets forth (i) the outstanding aggregate amount of each Business' loans to distributors, (ii) the aggregate amount of the loan payments collected by Snyder's-Lance and paid to each Business, and (iii) the aggregate amount of management fees paid by each Business to Snyder's-Lance during the fiscal year ended December 29, 2012. The management fee paid by each Business is recalculated each year to reimburse Snyder's-Lance for the actual costs it incurs to provide these services.

Business	Distributor Loans Outstanding ($)	Loan Payments Collected by Company and Remitted to Business ($)	Management Fees Paid by Business to Company ($)
MAW Associates	32,927,364	4,354,300	30,193
ARWCO	2,274,020	347,223	19,294
WEI	1,793,478	320,734	20,216

The governance and nominating committee believes that the transactions described above are no less favorable to the Company than those available from an unrelated third party in an arms' length transaction.

The following related persons have interests in the Businesses.

MAW Associates, L.P. MAW, LLC is the general partner of, and owns a 1% general partnership interest in, MAW Associates, L.P. Mr. Warehime is the President of MAW Associates, L.P. Each of Mr. and Mrs. Warehime's three daughters owns 33% of the limited partnership interests in MAW Associates, L.P. Neither Mrs. Warehime nor Mr. Warehime receive compensation from MAW Associates.

MAW, LLC. Patricia A. Warehime is the sole member of MAW, LLC, and Vice President of MAW, LLC. Michael A. Warehime, her husband, is the President and CEO of MAW, LLC. Each of Mr. and Mrs. Warehime's three daughters are Vice Presidents of MAW, LLC. Mr. Warehime and Mrs. Warehime have authority to manage the affairs of MAW, LLC. Mrs. Warehime and Mr. Warehime do not receive additional compensation for their roles with MAW, LLC.

ARWCO. Mr. Warehime is a Director and President of ARWCO. The daughters of Mr. and Mrs. Warehime have the following ownership interests in ARWCO: Susan Rupp owns 11.1%, Katherine Mininger owns 11.1%, and a trust for the benefit of Elizabeth Warehime owns 11.1% (although Elizabeth Warehime has no voting control over the stock held in this trust). Mr. Warehime's and Mrs. Yelland's brother and sister-in-law, John and Patricia M. Warehime, own 30.3% of ARWCO. Mrs. Yelland's son, Steven B. Yelland, owns 16.7% of ARWCO and is a director and Vice President, Secretary and Treasurer of ARWCO, and her daughter, Ann Adornetto, owns 16.7%.

WEI. Mr. Warehime owns 52.7% of the stock of WEI and serves as its President and as a Director. Steven B. Yelland is the Vice President, Secretary, Treasurer and a Director of WEI. Mr. and Mrs. Warehime's three daughters own an aggregate of 1.7% of WEI. Mrs. Yelland owns 13.6% of the stock. Mr. Warehime's and Mrs. Yelland's brother and sister-in-law, John and Patricia M. Warehime, own 16.9%. Mr. Warehime received dividends from WEI in the amount of $154,086 during fiscal year 2012. Ms. Yelland received dividends from WEI in the amount of $63,674 in fiscal 2012.

C. Peter Carlucci, Jr. is a member of Eckert Seamans Cherin & Mellott, LLC ("Eckert"), which served as outside legal counsel to Snyder's-Lance during fiscal year 2012. We paid Eckert $202,246 during the calendar year 2012. Mr. Carlucci's son, Carl P. Carlucci, III, is a Business Development Manager-Export of S-L Snacks National, LLC, a subsidiary of Snyder's-Lance. His compensation for fiscal year 2012 was $129,253. The fees paid to Eckert were less than 1% of the firm's consolidated gross revenues for 2012, and Mr. Carlucci's son is not an executive officer of the Company.

PROPOSAL 2 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected KPMG LLP as our independent registered public accounting firm for fiscal year 2013. We are presenting this selection to our stockholders for ratification at the annual meeting.

KPMG LLP has audited our consolidated financial statements since fiscal year 1991. Representatives of KPMG LLP are expected to be present at the annual meeting with an opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required. We are submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider its selection of KPMG LLP.

Fees Paid to KPMG LLP

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of our consolidated financial statements for the fiscal years ended December 29, 2012 and December 31, 2011 and fees billed for other services rendered by KPMG LLP during those periods.

	FY 2012	FY 2011
Audit Fees (1)	$973,648	$1,108,506
Audit-Related Fees (2)	$5,000	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	$978,648	$1,108,506

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual consolidated financial statements, audit of management's assertion relating to internal controls over financial reporting and reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Audit Fees also consist of the aggregate fees billed for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance and review.

(4) All Other Fees consists of aggregate fees billed for products and services other than the services reported above.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The audit committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Proposed services may either be subject to case-by-case pre-approval by the audit committee or may be pre-approved by the audit committee on a categorical basis. Pre-approval is generally provided for up to one year. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The audit committee has delegated pre-approval authority to its Chairman and may delegate such pre-approval authority to another member of the audit committee in its discretion. Any services approved by the Chairman or such other member of the audit committee must be reported to the full audit committee at its next scheduled meeting. Our Corporate Controller is required to periodically report to the full audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval policies and the fees for the services performed to date. None of the fees paid by us to the independent registered public accounting firm under the categories Audit-Related, Tax and All Other Fees described above were approved by the audit committee after services were rendered pursuant to the de minimis exception established under the regulations of the SEC.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal is required to ratify the selection of KPMG LLP. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

This Proposal 3 enables our stockholders to cast a non-binding, advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement in accordance with the rules of the SEC.

At the Company's Annual Meeting in May 2012, 97% of the votes cast on the non-binding, advisory vote to approve the compensation of our executive officers were voted in favor of the proposal. The Compensation Committee believes this affirms the stockholders' support of the Company's approach to executive compensation.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate and retain our executive officers, who are critical to our success. Please read the "Executive Compensation" section beginning on page 17 for additional details about our executive compensation programs, including information about the fiscal year 2012 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our executive compensation programs as described in this proxy statement. This Proposal 3 gives our stockholders the opportunity to express their views on the compensation of our executive officers. This vote is not intended to address any specific term of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, including the "Compensation Discussion and Analysis," the "Executive Compensation Tables" and any related material disclosed in this proxy statement, is hereby APPROVED."

This vote is advisory and will not be binding. However, the board and the compensation committee value the opinions of our stockholders and will review and consider the outcome of this advisory vote when making future compensation decisions for our executive officers.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal is required to approve, on an advisory basis, the resolution approving the compensation paid to our named executive officers. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" the advisory resolution approving the compensation paid to our named executive officers.

PROPOSAL 4 – APPROVAL OF AMENDMENT TO RESTATED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Our board of directors is proposing for stockholder approval an amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 110,000,000 shares.

Our Restated Articles of Incorporation, as amended on December 6, 2010, currently authorizes 80,000,000 shares for issuance, of which 5,000,000 shares are designated as Preferred Stock and 75,000,000 shares are designated as common stock. Under the proposed amendment, the authorized shares of common stock would be increased from 75,000,000 shares to 110,000,000 shares, resulting in a corresponding increase in the total number of authorized capital shares from 80,000,000 shares to 115,000,000 shares. As of December 29, 2012:

- No shares of Preferred Stock were outstanding;
- 68,863,974 shares of common stock were issued and outstanding; and
- 6,034,032 shares of common stock were reserved for issuance under the Lance, Inc. 1997 Incentive Equity Plan, Lance, Inc. 2003 Key Employee Stock Plan, Lance, Inc. 2007 Key Employee Stock Plan, Lance, Inc. 2008 Director Stock Plan, Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan, and Snyder's of Hanover, Inc. Non-qualified Stock Option Plan.

Text of Proposed Amendment

The proposed amendment was adopted, subject to stockholder approval, by the unanimous vote of our board of directors on November 1, 2012. If stockholders approve the proposed amendment, we propose to amend Section 4 of the Restated Articles of Incorporation to state in its entirety as follows:

4. The number of shares the Corporation is authorized to issue is 115,000,000 divided into shares as follows:

   (a) 5,000,000 shares of Preferred Stock with a par value of $1 per share, with the Preferred Stock to be issued in such series and with such preferences, limitations and relative rights as shall be determined from time to time by the Board of Directors; and

   (b) 110,000,000 shares of Common Stock with a par value of $.83-1/3 per share.

The full text of the proposed amendment to the Restated Articles of Incorporation is set forth in Annex A to this proxy statement.

Purpose of Amendment

As of December 29, 2012, only 101,994 shares of authorized common stock remained unissued and unreserved. Our board of directors believes that it is advisable and in our best interests and those of our stockholders to have available additional authorized but unissued shares of common stock in order to maintain the flexibility to use such shares for business and financing purposes in the future. The newly authorized shares of common stock, if and when issued, will have the same rights and privileges as the shares of common stock currently authorized.

We currently have no specific plan, agreement or understanding regarding the issuance of the additional shares of common stock resulting from the proposed amendment. The additional shares of common stock will be available to the board for various purposes, including:

- Paying stock dividends or effecting stock splits;
- Expanding our business through acquisitions and other strategic transactions;
- Providing equity incentives to employees, officers and directors;

- Raising capital; and
- Other general corporate purposes.

Like the currently authorized but unissued shares of our common stock, the additional shares of common stock authorized by this proposal would be available for issuance without further action by our stockholders, unless further action is required by law, Nasdaq listing rules or any other stock exchange on which our common stock may be listed. The authorization of additional shares of common stock will enable us, as the need may arise, to take advantage of market conditions and favorable opportunities without the delay and expense associated with the holding of a special meeting of our stockholders.

Possible Effects of Increasing Our Authorized Shares of Common Stock

The additional shares of common stock, if issued, would have the same rights and privileges as the shares of common stock now issued. Any issuance of additional shares of common stock would increase the number of outstanding shares of common stock and (unless such issuance is pro-rata among existing stockholders) the percentage ownership of existing stockholders would be diluted accordingly.

Although an increase in the authorized shares of our common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of our board or contemplating a tender offer or other transaction resulting in our acquisition by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate our common stock or to obtain control of us by any means. In addition, the proposal is not part of any plan by our board to recommend or implement a series of anti-takeover measures.

Additionally, the following other provisions of our Restated Articles of Incorporation and Bylaws could have the anti-takeover effect of preventing, discouraging or making more difficult any change in control of the Company: (i) the board of directors is divided into three classes, each of which serves for a three-year term, with one class being elected each year; (ii) directors may only be removed from office, with or without cause, by a vote of at least seventy-five percent (75%) of the shares entitled to vote at an election of directors; (iii) stockholder action must be taken at an annual or special meeting of stockholders called in accordance with our Bylaws except that stockholders may take action by written unanimous consent in lieu of an annual or special meeting; (iv) special meetings of stockholders may only be called by our President or board of directors; (v) stockholder proposals related to the nomination of candidates for election as directors and other matters must comply with certain advance notice procedures; (vi) to the extent stockholder approval is required by the North Carolina Business Corporation Act, the affirmative votes of at least seventy-five (75%) of the outstanding shares entitled to vote is required for (a) the merger or consolidation of the Company, (b) the sale, lease or exchange of all or substantially all of the Company's property or assets or (c) the Company's dissolution.

Vote Required

The affirmative vote of a majority of the votes cast is required to approve the amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 75,000,000 shares to 110,000,000 shares. Abstentions and broker non-votes will not be counted as being cast for purposes of approving the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" the amendment to our Restated Articles of Incorporation to increase the number of authorized shares of common stock from 75,000,000 to 110,000,000.

STOCKHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING

If any stockholder wishes to present, in accordance with SEC Rule 14a-8, a proposal to the stockholders of Snyder's-Lance at the 2014 annual meeting, such proposal must be received by us at our principal executive offices for inclusion in the proxy statement and form of proxy relating to the meeting on or before November 26, 2013. Pursuant to SEC rules, submitting a proposal does not guarantee that it will be included in the proxy materials.

In accordance with the Company's Bylaws, in order to be properly brought before the 2014 annual meeting of stockholders, a stockholder's notice of a proposal the stockholder wishes to present (other than a proposal brought pursuant to SEC Rule 14a-8), or a person or persons the stockholder wishes to nominate as a director, must be delivered to us at our principal executive offices no earlier than January 18, 2014 and no later than February 17, 2014. To be in proper form, such stockholder's notice must include the specified information concerning the proposal or nominee as described in the Bylaws. The presiding officer or chairman of the annual meeting of stockholders may refuse to accept any such proposal that is not in proper form or submitted in compliance with the procedures specified in our Bylaws.

Notice of stockholder proposals should be sent to Secretary, Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277.

2012 ANNUAL REPORT TO STOCKHOLDERS

This proxy statement is accompanied by our 2012 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 29, 2012. The Annual Report and the Form 10-K, which contains our consolidated financial statements and other information about us, are not incorporated in the proxy statement and are not to be deemed a part of the proxy soliciting material. Copies of this proxy statement and the 2012 Annual Report to Stockholders are available at www.snyderslance.com.

OTHER MATTERS

Snyder's-Lance knows of no other matters to be submitted to the stockholders at the 2013 annual meeting other than those identified in this proxy statement. If any other matters properly come before the meeting, the holders of the proxies will vote on such matters in their discretion under the authority granted in the proxy.

ANNEX A

ARTICLES OF AMENDMENT
OF
SNYDER'S-LANCE, INC.

The undersigned Corporation hereby submits these Articles of Amendment for the purpose of amending its Restated Articles of Incorporation:

1. The name of the Corporation is SNYDER'S-LANCE, INC.

2. The following amendment to the Restated Charter of the Corporation was adopted by its stockholders on May 3, 2013 in the manner prescribed by law, by deleting in its entirety Paragraph 4 and replacing it with the following:

> 4. The number of shares the Corporation is authorized to issue is 115,000,000 divided into shares as follows:
>
> (a) 5,000,000 shares of Preferred Stock with a par value of $1 per share, with the Preferred Stock to be issued in such series and with such preferences, limitations and relative rights as shall be determined from time to time by the Board of Directors; and
>
> (b) 110,000,000 shares of Common Stock with a par value of $.83-1/3 per share.

3. There will be no exchange, reclassification or cancellation of issued shares.

4. These Articles of Amendment will be effective upon filing.

This the ____ day of May, 2013.

SNYDER'S-LANCE, INC.

By_____________________________
Rick D. Puckett
Executive Vice President